As filed with the Securities and Exchange Commission on November 14, 2007
Registration No. 333-146162
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 3
to
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAKO Surgical Corp.
(Exact name of registrant as specified in its charter)

Delaware	3842	20-1901148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2555 Davie Road
Ft. Lauderdale, FL 33317
(954) 927-2044
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

Maurice R. Ferré, M.D.
President and Chief Executive Officer
MAKO Surgical Corp.
2555 Davie Road
Ft. Lauderdale, FL 33317
(954) 927-2044
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Stuart A. Barr Hogan & Hartson LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 Telephone: (202) 637-5600	Charles K. Ruck Rachel W. Sheridan Jason M. Licht Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 Telephone: (202) 637-2200

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2007

PROSPECTUS

           Shares

MAKO Surgical Corp.

Common Stock

     We are offering           shares of our common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $      and $      per share.

     We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “MAKO.”

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to MAKO Surgical Corp.	$	$

     We have granted the underwriters the right to purchase up to an additional           shares of common stock solely to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriters expect to deliver the shares to purchasers on or about       , 2007.

JPMorgan	Morgan Stanley

Cowen and Company	Wachovia Securities

          , 2007

Developing advanced solutions for orthopedic surgery. Restoring Quality of Life Through Innovation SM

MAKOplasty™ is a keyhole, restorative surgical solution made possible by an innovative surgeon-interactive robot-assisted system. Consistently Reproducible Precision Haptic robotic guidance through a keyhole incision. HGS™ active 3-D visualization of bone sculpting. Tissue sparing resurfacing knee implants. Current version of the Haptic Guidance System™ (HGS™) for robot-assisted surgery. The HGS™ complements a surgeon’s existing skills and techniques. Post-operative x-ray showing precise placement and alignment.

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

We have received or applied for trademark registration of and/or claim trademark rights, including in the following marks that appear in this prospectus: “MAKO Surgical Corp.,” “MAKOplasty®,” “Haptic Guidance System” and “HGS,” as well as in the MAKO Surgical Corp. “MAKO” logo, whether standing alone or in connection with the words “MAKO Surgical Corp.” All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes.

Overview

We are a medical device company that markets our advanced robotic solution and implants for minimally invasive orthopedic knee procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient-specific, early to mid-stage osteoarthritic knee disease. MAKOplasty is performed using our proprietary, U.S. Food and Drug Administration, or FDA, cleared Haptic Guidance System. Our Haptic Guidance System includes an interactive haptic robotics platform that utilizes tactile-guided robotics and patient-specific visualization to prepare the knee joint for the insertion and alignment of our resurfacing implants through a keyhole incision in a minimally invasive, bone-preserving and tissue-sparing procedure. We believe MAKOplasty will empower physicians to address the needs of the large and growing, yet underserved population of patients with early to mid-stage osteoarthritic knee disease who desire a restoration of quality of life and reduction of pain, but for whom current surgical treatments are not appropriate or desirable due to the highly invasive nature of such procedures, the slow recovery and the substantial costs of rehabilitation, medication and hospitalization.

Unlike conventional knee replacement surgery, which requires extraction and replacement of the entire joint, MAKOplasty optimizes localized resurfacing of the specific diseased compartment of the joint by using the robotics technology of our Haptic Guidance System to achieve consistently reproducible precision and optimal implant placement and alignment. Because of the minimally invasive nature of the procedure, smaller incisions are required, which lead to less tissue loss and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient’s natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty have the potential to experience better functionality and more natural knee movements, thereby achieving an improved post-operative quality of life. Finally, because our Haptic Guidance System is easy to use, we believe that our MAKOplasty solution has the potential to lead to greater adoption of knee resurfacing solutions for early to mid-stage osteoarthritis of the knee.

In May 2005, we obtained 510(k) marketing clearance from the FDA for a surgical visualization system with a robotic arm that was an earlier version of our Haptic Guidance System. In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our Haptic Guidance System. We have subsequently developed and introduced several upgrades to our Haptic Guidance System and currently estimate that we will launch version 2.0 of our Haptic Guidance System in the first half of 2009, subject to regulatory clearances or approvals, which we may not receive. As part of the sales contract, all existing Haptic Guidance System customers are entitled to receive a replacement version 2.0 unit at no additional charge, with the exception of one customer who has the right to receive it at a discounted price. As of November 8, 2007, we have commercially installed five Haptic Guidance Systems and installed two additional units for research and evaluation purposes. As of November 8, 2007, 125 MAKOplasty procedures have been performed since commercial introduction in June 2006. To date, our customers have been reimbursed for MAKOplasty procedures under existing reimbursement codes for knee arthroplasty. We have an intellectual property portfolio of more than 200 licensed or owned patents and patent applications relating to the areas of computer-assisted surgery, robotics, haptics and implants. Seven U.S. patents and the related foreign patents, considered material to our intellectual property portfolio, because they potentially enable us to exclude others from practicing the claimed technology, will expire by the end of 2009.

To date, we have generated revenues primarily from the sale of implants and disposable products, the majority of which is from a single customer. Although we have generated some revenues from sales of our current version of the Haptic Guidance System, we are unable to recognize such revenue until we have fulfilled our contractual obligation to deliver version 2.0 of our Haptic Guidance System to the customer.

Our Market

According to Datamonitor, in 2006 there were approximately 15 million people in the U.S. with osteoarthritis of the knee, a common medical condition that leads to the degeneration of joints from aging and repetitive stresses, resulting in a loss of the flexibility, elasticity and shock-absorbing properties of the joints. This number is expected to increase as the active U.S. population continues to age and obesity rates continue to rise. To date, arthroplasty options for treating osteoarthritis of the knee have been limited to either total knee replacement surgery or knee resurfacing procedures. According to Frost & Sullivan, the U.S. market for total knee replacement and knee resurfacing procedures was greater than $2.7 billion in 2006, and is expected to grow at approximately 8% per year to more than $4.6 billion by 2013.

Total knee replacement is a highly invasive surgical procedure in which a patient’s diseased knee joint is removed and replaced with a manufactured replacement knee joint comprised of several components that attempt to mimic the normal function of the knee joint. Total knee replacement surgery is not an ideal option for many patients suffering from early to mid-stage, unicompartmental or multicompartmental degeneration of the knee for a variety of reasons. Because total knee replacement procedures are not specifically targeted to remove only the diseased compartment of the knee joint, total knee replacement procedures frequently result in the loss of healthy tissue, significant bone bleeding and extended patient recovery and therapy time. For these reasons, many people who are eligible for total knee replacement surgery elect not to undergo or postpone the procedure, choosing instead to suffer significant pain and limited mobility. According to a 2006 Duke University survey of published literature, which did not independently confirm the validity of the surveyed data, approximately 92% of men and 87% of women who were candidates for total knee replacement surgery declined to undergo the procedure.

We believe a sizeable portion of this patient population could benefit from unicompartmental knee resurfacing, a less invasive arthroplasty procedure in which only the arthritic region of the knee is removed and a small implant is inserted to resurface the diseased compartment of the knee. Traditional unicompartmental knee resurfacing is a potentially more desirable procedure than total knee replacement surgery for patients suffering from early to mid-stage degeneration of the knee because it preserves more of the patient’s natural anatomy and results in less trauma to the patient. As a result, patients experience less tissue loss and faster recoveries. However, it has achieved only limited adoption to date, in part as a result of the difficulties in manually executing the procedure through the smaller incision, which makes it difficult to insert, place and align the knee implant properly.

We believe that the limitations of currently available surgical options for osteoarthritis of the knee have created a sizeable, underserved market for treatment of the large and growing population of patients with early to mid-stage osteoarthritis of the knee. We believe that robotics technology is the key to enabling surgeons to perform the kind of minimally invasive knee surgery that results in restoration of function and improved post-operative outcomes for such patients.

The MAKO Solution

We have designed our MAKOplasty solution to provide the consistently reproducible precision, accuracy and dexterity necessary for a surgeon to successfully perform minimally invasive orthopedic arthroplasty procedures on the knee despite a confined anatomical space that results in a limited field of vision. Our MAKOplasty solution is composed of two critical components: the Haptic Guidance System, which consists of the haptic robotic arm and our patient-specific visualization system, and the MAKO implant portfolio which is designed for minimally invasive restoration of the diseased compartment of the joint. By integrating robotics and patient-specific visualization technology with the touch and feel of the surgeon’s skilled hand, MAKOplasty is designed to enable a level of surgical precision and accuracy that is beyond the scope of the typical surgeon’s freehand capabilities, which we believe will result in broad adoption of our technologies by orthopedic knee surgeons and better outcomes for patients.

Surgeons performing MAKOplasty move the bone-cutting instrument at the end of the Haptic Guidance System’s robotic arm to remove the targeted diseased compartment of the knee joint. The robotic arm, in combination with the patient specific visualization system, creates a haptic “safety zone” that provides surgeons with haptic, or tactile, resistance when the safety zone boundaries are reached so that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint. MAKOplasty procedures also utilize our implants, which are designed for insertion in a minimally invasive manner. We currently offer an inlay knee implant system for unicompartmental resurfacing procedures, and hope to offer an onlay knee implant system in the first quarter of 2008, which will allow us to accommodate a broader range of patient profiles and surgeon preferences, upon and subject to regulatory clearance for version 1.2 of our Haptic Guidance System, which we may not receive. We are currently developing a proprietary modular knee implant system for use with version 2.0 of our Haptic Guidance System, which we estimate will be commercially launched in the first half of 2009, subject to regulatory clearances or approvals, which we may not receive.

We believe that MAKOplasty offers the following key benefits to patients, orthopedic knee surgeons and hospitals:

•	minimally invasive targeted knee resurfacing arthroplasty, which enables surgeons to isolate and resurface just the diseased compartment of the knee joint;

•	consistently reproducible precision, enabled by our computer-assisted and robotics-enabled technology, which reduces the variability of procedure outcomes and increases efficacy;

•	ease of use, enabled by our patient-specific visualization system and haptic safety zone, which decreases training time and increases the number of physicians who are able to perform unicompartmental resurfacing procedures;

•	improved restorative post-operative outcomes, such as increased range of motion, more natural knee movements, faster recovery time and less visible scarring; and

•	reduced costs for patients and hospitals through shortened hospital stays and recovery times and reduced need for rehabilitation and medication.

Our Strategy

Our goal is to drive sales of our Haptic Guidance System and generate recurring revenues through the sale of implants, disposable products and service contracts by establishing MAKOplasty as the preferred surgical procedure for patients with early to mid-stage, unicompartmental and multicompartmental degeneration of the knee. We believe that we can achieve this objective by working with our hospital partners to demonstrate the key benefits of MAKOplasty. Our strategy includes the following key elements:

•	focus on key surgeons and thought leaders to encourage early adoption of our MAKOplasty solution;

•	expand the market for unicompartmental knee resurfacing;

•	drive volume sales of implants and disposable products for installed Haptic Guidance Systems;

•	expand our product offerings to multicompartmental implants; and

•	demonstrate the clinical and financial value proposition of MAKOplasty.

Risks Related to Our Business

We are subject to a number of risks, which you should be aware of before you decide to buy our common stock. These risks are discussed more fully in the “Risk Factors” section of this prospectus beginning on page 9 and should be read in their entirety. In general, we face risks associated with the following:

•	our limited operating history,

•	our net losses which we have suffered in each year since our inception and which we expect to continue as we develop our business,

•	the possibility that we may be required by the FDA to qualify the terms “haptic” and “robot” or refrain from using these terms to label and market our products,

•	our failure to comply with rigorous FDA and other government regulations applicable to us, including certain FDA reporting requirements, pursuant to which we reported two procedures that were intended as MAKOplasty procedures but concluded as total knee replacements when a component of our Haptic Guidance System failed to perform as intended or was improperly operated during surgery,

•	our ability to penetrate our market and gain market acceptance for MAKOplasty,

•	our ability to establish relationships with surgeons, hospitals and distributors,

•	our ability to grow our business and become profitable,

•	our reliance on intellectual property licensed from third parties,

•	an inability of our customers to obtain sufficient third-party reimbursement for MAKOplasty, and

•	potential conflicts of interest that certain of our directors, executive officers and key employees may face as a result of their equity and financial interests in Z-KAT, Inc. and the CEO’s potential membership on the Z-KAT board.

Corporate Information

We were incorporated in Delaware in November 2004 under the name MAKO Surgical Corp. The address of our principal executive office is 2555 Davie Road, Ft. Lauderdale, Florida 33317, and our telephone number is (954) 927-2044. Our website address is www.makosurgical.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. As used in this prospectus, references to “we,” “our,” “us,” “Company” and “MAKO” refer to MAKO Surgical Corp. unless the context requires otherwise.

Summary of the Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds of this offering for expansion of our sales and marketing organization, continuation of our research and development efforts and general corporate purposes, including working capital. In addition, we intend to use a portion of the net proceeds to make a $4.0 million payment to IBM, as required upon the initial public offering of our common stock under the terms of our licensing agreement with IBM.

Proposed Nasdaq Global Market symbol	“MAKO”

The number of shares of common stock that will be outstanding immediately after this offering is based on 40,415,191 shares of common stock outstanding as of November 1, 2007 and excludes:

•	5,821,307 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $1.59 per share;

•	shares of our common stock reserved for issuance under our 2007 Omnibus Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the plan, and shares under our 2007 Employee Stock Purchase Plan; and

•	1,402,085 shares of our common stock issuable upon the exercise of outstanding warrants, with an exercise price of $0.99 per share.

Except as otherwise indicated, all information in this prospectus assumes:

•	a one for reverse stock split of our common stock and preferred stock to be effected prior to the effectiveness of this offering;

•	the conversion of all our outstanding shares of redeemable convertible preferred stock into 33,163,775 shares of common stock upon the completion of this offering;

•	the filing of our third amended and restated certificate of incorporation and the adoption of our third amended and restated bylaws, which will occur immediately prior to the closing of this offering;

•	that the initial public offering price of our common stock will be $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The following tables present our summary historical financial information. You should read this information together with the financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We were formed in November 2004 to be the successor of Z-KAT, Inc., a company founded in 1997 to develop computer-assisted surgery technologies. Z-KAT is considered to be our “Predecessor.” The balance sheet and statements of operations data in this prospectus for the periods prior to and including November 11, 2004 refer to the Predecessor. The statements of operations data for the nine months ended September 30, 2006 and 2007, and the balance sheet data as of September 30, 2007, have been derived from our unaudited financial statements included elsewhere in this prospectus.

The statement of operations data for the period from January 1, 2004 through November 11, 2004 have been derived from the audited statement of operations of the Predecessor included elsewhere in this prospectus.

The balance sheet and statements of operations data subsequent to November 11, 2004 refer to operations subsequent to our formation, and these periods are referred to as the Company. The statements of operations data for the period from November 12, 2004 to December 31, 2004, and for the fiscal years ended December 31, 2005 and 2006, have been derived from our audited financial statements included elsewhere in this prospectus.

Our Predecessor incurred $250,000 of payroll and direct and indirect expenses from October 1, 2004 through November 11, 2004 prior to our legal formation on November 12, 2004, which have been eliminated from our Predecessor’s results of operations for the period January 1, 2004 through November 11, 2004 and included in our results of operations for the period November 12, 2004 through December 31, 2004.

The pro forma basic and diluted net loss per share data gives effect to the conversion of all of our outstanding redeemable convertible preferred stock into common stock immediately prior to the closing of our initial public offering and adjustments to eliminate accretion of and accrued dividends on preferred stock.

	Predecessor	The Company
	Jan. 1, 2004	Nov. 12, 2004
	through	through	Year Ended December 31,		Nine Months Ended September 30,
	Nov. 11, 2004	Dec. 31, 2004	2005	2006	2006	2007
					(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenue	$1,648,342	$—	$—	$62,571	$34,831	$355,382
Cost of revenue	1,085,523	—	—	76,547	28,800	291,429

Gross profit (loss)	562,819	—	—	(13,976)	6,031	63,953

Operating costs and expenses:
Selling, general and administrative	2,642,028	630,048	2,735,901	5,022,685	3,153,989	7,695,767
Research and development	1,453,685	402,899	2,581,828	5,192,453	3,324,771	5,344,947
Depreciation and amortization	429,694	5,727	98,519	644,082	418,219	915,296

Total operating costs and expenses	4,525,407	1,038,674	5,416,248	10,859,220	6,896,979	13,956,010

Loss from operations	(3,962,588)	(1,038,674)	(5,416,248)	(10,873,196)	(6,890,948)	(13,892,057)
Interest and other income	868	—	269,231	476,578	410,531	860,019
Interest and other expense	(479,959)	—	—	(220,219)	(142,664)	(228,998)

Net loss	$(4,441,679)	$(1,038,674)	$(5,147,017)	$(10,616,837)	$(6,623,081)	$(13,261,036)

Net loss attributable to common stockholders	$(5,221,774)	$(1,060,713)	$(6,288,297)	$(12,493,183)	$(8,019,297)	$(15,937,817)

Net loss per share:
Basic and diluted attributable to common stockholders(1)	$(0.63)	$(0.79)	$(1.38)	$(2.65)	$(1.70)	$(3.33)

Weighted average shares outstanding:
Basic and diluted	8,234,560	1,344,920	4,553,371	4,712,529	4,711,865	4,792,642

Pro forma net loss per share:
Basic and diluted (unaudited)(2)				$(0.44)		$(0.37)

Pro forma weighted average common shares outstanding:
Basic and diluted (unaudited)(2)				24,362,789		36,174,415

	The Company
	As of September 30, 2007
			Pro Forma as
	Actual	Pro Forma(3)	Adjusted(4)

Balance Sheet Data:
Cash and cash equivalents	$14,050,865	$14,050,865
Short-term investments	6,072,925	6,072,925
Total assets	32,689,832	32,689,832
Redeemable convertible preferred stock	58,503,707	—
Common stock, $0.001 par value	5,546	38,710
Additional paid-in capital	—	58,470,543
Accumulated deficit	(34,945,810)	(34,945,810)
Total stockholders’ equity (deficit)	(34,933,047)	23,570,660

(1)	The basic and diluted net loss per share computation excludes potential common shares upon exercise of options to purchase common stock as their effect would be anti-dilutive. See Note 2 to Financial Statements included elsewhere in this prospectus for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2)	Pro forma basic and diluted net loss per share is presented for the year ended December 31, 2006 and the nine months ended September 30, 2007 to reflect per share data assuming the conversion of all our outstanding shares of redeemable convertible preferred stock into 33,163,775 shares of common stock, which will occur upon completion of this offering, as if the conversion had taken place on the original date of issuance and adjustments to eliminate accretion of preferred stock and accrual of preferred stock dividends.

(3)	On a pro forma basis to reflect the conversion of all of our outstanding shares of redeemable convertible preferred stock into 33,163,775 shares of common stock upon the close of this offering.

(4)	On a pro forma as adjusted basis to reflect the sale of shares of our common stock in this offering at an assumed initial offering price to the public of $ per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $ per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $ per share, would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following possible events actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We are an early-stage medical device company with a limited operating history and our business may not become profitable.

We are an early-stage medical device company with a limited operating history. Our only products with 510(k) marketing clearance from the FDA are version 1.0 of our Haptic Guidance System, or HGS, and an inlay implant system for use in unicompartmental knee resurfacing procedures. We may not be successful in obtaining 510(k) marketing clearance or other required approvals for version 1.2 of our HGS, which would enable unicompartmental knee resurfacing procedures using either an inlay or onlay unicompartmental implant system. We also may not be successful in our research and development efforts for version 2.0 of the HGS and a modular knee implant system, which would allow multicompartmental knee resurfacing procedures. The future success of our business depends on our ability to develop and obtain regulatory clearances or approvals for these products, especially version 2.0 of the HGS and the modular knee implant system, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish our sales and marketing force, generate product sales and control costs, all of which we may be unable to do. We have a limited history of operations upon which you can evaluate our business and our operating expenses are increasing. Our lack of any significant operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We have sustained net losses in every fiscal year since our inception in 2004, including a net loss of $10.6 million for the year ended December 31, 2006 and a net loss of $13.3 million for the nine months ended September 30, 2007. As of December 31, 2006 and September 30, 2007, we had an accumulated deficit of $19.4 million and $34.9 million, respectively. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development of our products and our business generally. We also expect that our general and administrative expenses will increase due to additional operational and regulatory burdens associated with operating as a public company. We are required to defer revenue associated with sales of our HGS units until we have fulfilled our contractual obligation to deliver version 2.0 of our HGS to the customer. Therefore, our deferred revenue will be higher in the short term and we may not be able to recognize some or any of our deferred revenue until we have satisfied all obligations for delivery of product upgrades, which we may be unable to do. Our losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our stockholders’ equity and working capital and could result in a decline in our stock price or cause us to cease operations.

We rely heavily on intellectual property that we license from others, and if we are unable to maintain these licenses or obtain additional licenses that we may need, our ability to compete will be harmed.

We rely heavily on intellectual property that we license or sublicense from others, including patented technology that is integral to our HGS and implants. As of November 1, 2007, we had licensed rights to 118 U.S. and 46 foreign third-party granted patents, and we had licensed rights to 24 U.S. and 42 foreign third-

party pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as computer-assisted surgery, robotics, haptics and implants. Eleven of the licensed U.S. patents (and three related foreign patents) will expire by the end of 2009. Four of these U.S. patents (and all three related foreign patents) are surgical navigation patents, and three of these U.S. patents relate to robotic technology. These seven U.S. patents (and the foreign patents) are considered material to our intellectual property portfolio because they potentially enable us to exclude others from practicing the claimed technology. Our portfolio also includes 14 wholly-owned pending U.S. patent applications, 20 pending foreign applications and other intellectual property that is wholly-owned by us. We are particularly dependent on our licensing arrangements with Z-KAT, Inc., or Z-KAT, from whom we license or sublicense, among other things, core technologies in visualization and haptics and robotics. We also rely on our licensing arrangement with Stelkast (a business division of Trigon Incorporated), pursuant to which we have specified rights to the design of our inlay knee implant system, and our licensing arrangement with Encore Medical, L.P., pursuant to which we have certain rights to the design of our onlay knee implant system. Any of these or other third parties may terminate a license in the event that we fail to make required payments or for other causes. In the event a third party terminates a license agreement, we cannot assure you that we could acquire another license to adequately replace the product, technology or method covered by the terminated license. If we fail to maintain our current licenses, our ability to compete in the knee implant market will be harmed.

In addition, as we enhance our current product offerings and develop new ones, including version 2.0 of our HGS and a modular knee implant system, we may find it advisable or necessary to seek additional licenses from third parties who hold patents covering technology or methods used in these products. If we cannot obtain these additional licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the knee implant market may be harmed.

We may be required by the FDA to qualify the terms “haptic” and “robot” or refrain from using these terms to label and market our current or future products, which could harm our ability to market and commercialize our products.

On September 28, 2007, we submitted a Special 510(k) application to the FDA for version 1.2 of our HGS which the FDA indicated was converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our use of the terms “haptic” and “robot” in the labeling of version 1.2 of our HGS. We submitted a response to the FDA on November 7, 2007 explaining why we believe that use of the terms “haptic” and “robot” in the labeling of version 1.2 of our HGS is justified, but we cannot assure you that the FDA will agree with our position. If the FDA ultimately requires us to qualify the terms “haptic” and “robot” or refrain from using these terms, we would need to revise the proposed labeling for version 1.2 of our HGS, assess whether it is necessary to revise the promotional and labeling materials for our existing HGS products, and consider the use of modified language for our future products. If we are required by the FDA to qualify the terms “haptic” and “robot” or refrain from using these terms to label and market our current or future products, our ability to market and commercialize our products and our growth may be harmed.

Modifications to our currently FDA-cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing our current products until clearances or approvals are obtained.

In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our HGS for use with our FDA-cleared inlay implant system. We were not required to obtain premarket approval, or PMA. We were also not required to conduct any clinical trials in support of our application for 510(k) marketing clearance. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k)-cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain clearance of a new 510(k) and may even, in some circumstances, require the submission of a PMA, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer’s decision. Since obtaining 510(k) marketing clearance for version 1.0 of our HGS, we have developed and commercially introduced several upgrades to our HGS that we believe do not require additional clearances or approvals. We may make additional modifications in the future to our HGS without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and stop marketing our products as modified, which could cause us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. Any of these actions would harm our operating results.

We may not be successful in obtaining 510(k) marketing clearance or other required approvals for version 1.2 of our HGS which will support both the inlay and onlay knee implant systems. We also may not be successful in obtaining 510(k) marketing clearances or other required approvals for version 2.0 of our HGS and the modular knee implant system which version 2.0 will be designed to support. Obtaining clearances and approvals can be a difficult and time consuming process, and we may not be able to obtain any of these or other clearances or approvals in a timely manner, or at all. In addition, the FDA may not approve or clear these products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Moreover, clearances and approvals are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

We depend on the success of a single line of products for our revenues, which could impair our ability to achieve profitability.

We expect to derive most of our revenues from capital sales of our HGS units, recurring sales of implants and disposable products required for each MAKOplasty procedure, and service plans that are sold with our HGS units. Currently, the only line of products that has been commercially introduced is version 1.0 of our HGS and the inlay knee implant system for use in unicompartmental knee resurfacing procedures. In September 2007, we submitted a Special 510(k) application with the FDA for version 1.2 of our HGS, which the FDA indicated was converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our use of the terms “haptic” and “robot” in the labeling for version 1.2 of our HGS. We submitted a response to the FDA on November 7, 2007 explaining why we believe that use of the terms “haptic” and “robot” in the labeling for version 1.2 of our HGS is justified, but we cannot assure you that the FDA will agree with our position. See “Risks Related to Our Business — We may be required by the FDA to qualify the terms “haptic” and “robot” or not use these terms at all to label and market our current or future products, which could harm our ability to market and commercialize our products.” Based on the current status of the Traditional 510(k) application, we hope to obtain FDA clearance for version 1.2 of our HGS in the first quarter of 2008, which may or may not include clearance to use the terms “haptic” and “robot” or qualified versions of such terms. We expect to commercially introduce version 1.2 of our HGS upon and subject to obtaining such clearance. However, there is no guarantee that the FDA will grant 510(k) clearance for this product in the first quarter of 2008, or at all. Our future growth and success is dependent on the commercial introduction of version 2.0 of our HGS and a modular knee implant system, which would allow application of MAKOplasty to multicompartmental knee resurfacing procedures. We are in the early stages of development of these products and will need to obtain regulatory clearances or approvals which we may be unable to do on a timely basis, or at all. If we are unable to complete development of these products, obtain regulatory clearances or approvals or achieve commercial acceptance of MAKOplasty for multicompartmental knee resurfacing procedures, our revenues would be adversely affected and we would not become profitable.

If our MAKOplasty solution does not gain market acceptance, we will not be able to generate the revenues necessary to develop a sustainable, profitable business.

Achieving patient, surgeon and hospital acceptance of MAKOplasty as the preferred method of treating early to mid-stage osteoarthritis of the knee is crucial to our success. We believe MAKOplasty represents a fundamentally new way of performing arthroplasty of the knee, employing computer-assisted robotics technology and a patient specific visualization system to resurface only the diseased areas of the knee joint. The orthopedic market has been traditionally slow to adopt new products and treatment practices. We believe that if surgeons and hospitals do not adopt the concept of computer-assisted robotics-enabled technology and perceive such technology as having significant advantages over conventional arthroplasty procedures, patients will be less likely to accept or be offered MAKOplasty and we will fail to meet our business objectives. Surgeons’ and hospitals’ perceptions of such technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, cost-effective and represent acceptable methods of treatment. Even if we can prove the effectiveness of MAKOplasty through clinical trials, surgeons may elect not to use our products for any number of other reasons. For example, surgeons may continue to recommend total knee replacement surgery simply because such surgery is already widely accepted. In addition, surgeons may be slow to adopt our products because of the perceived liability risks arising from the use of new products. Hospitals may not accept MAKOplasty because the HGS is a piece of capital equipment, representing a significant portion of a hospital’s budget. Our HGS may not be cost-efficient if hospitals are not able to perform a significant volume of MAKOplasty procedures. If MAKOplasty fails to achieve market acceptance for any of these or other reasons, we will not be able to generate the revenues necessary to develop a sustainable, profitable business.

We have only limited clinical data to support the safety and efficiency of MAKOplasty, which may make patients, surgeons and hospitals reluctant to purchase our products.

We believe that patients, surgeons and hospitals will only accept MAKOplasty or purchase our products if they believe that MAKOplasty is a safe and effective procedure with advantages over competing products and conventional procedures. To date, we have collected only limited, short-term clinical data with which to assess MAKOplasty’s safety and efficacy. As of November 8, 2007, 125 MAKOplasty procedures have been performed since commercial introduction in 2006. Two additional procedures were intended as MAKOplasty procedures, but in each case, the procedure concluded as total knee replacements when our HGS failed to perform as intended or was improperly operated during surgery. We reported both of these incidents to the FDA pursuant to medical device reporting regulations, or MDR. See “Risks Related to Regulatory Compliance.” We have not collected, and are not aware that others have collected, any long-term clinical data regarding the safety and efficacy of MAKOplasty. The results of short-term studies, such as our postmarket study, do not necessarily predict long-term clinical safety or efficacy. If longer-term or more extensive clinical studies that may be performed by us or others indicate that MAKOplasty is a less safe or less effective procedure than our current data suggest, patients may choose not to undergo and surgeons may choose not to perform MAKOplasty. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. The FDA could also rescind our marketing clearances if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects. See “Risks Related to Regulatory Compliance.” Surgeons may be slow to adopt our products if they perceive liability risks arising from the use of these new products. As a result, patients, surgeons and hospitals may not accept MAKOplasty or our products, we may fail to become profitable, and we may be subject to significant legal liability.

We have limited sales and marketing experience and capabilities, which could impair our ability to achieve profitability.

We have limited experience as a company in the sales and marketing of our products. We may not be successful in marketing and selling our products in the U.S. through our direct sales force with assistance from independent orthopedic product agents and distributors. Our sales and marketing organization is supported by clinical and technical representatives who provide training, clinical and technical support and other services to our customers before and during the surgery. To reach our revenue targets, we need to expand and strengthen our U.S. direct sales force. Developing a sales and marketing organization is expensive and time consuming and an inability to develop such an organization in a timely manner could delay the successful adoption of our products. Additionally, any sales and marketing organization that we develop may be competing against the experienced and well-funded sales and marketing organizations of some of our competitors. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

•	our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;

•	the ability of sales personnel to obtain access to leading surgeons and persuade adequate numbers of hospitals to purchase our products;

•	costs associated with hiring, maintaining and expanding a sales and marketing organization; and

•	government scrutiny with respect to promotional activities in the healthcare industry.

If we are unable to develop and maintain these sales and marketing capabilities, we may be unable to generate revenue and may not become profitable.

Surgeons, hospitals and orthopedic product agents and distributors may have existing relationships with other medical device companies that make it difficult for us to establish new relationships with them, and as a result, we may not be able to sell and market our products effectively.

We believe that to sell and market our products effectively, we must establish relationships with key surgeons and hospitals in the field of orthopedic knee surgery. Many of these key surgeons and hospitals already have long-standing relationships with large, better-known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt MAKOplasty, particularly if MAKOplasty competes with or has the potential to compete with products supported through their own collaborative research program or by these existing relationships. Even if these surgeons and hospitals purchase our HGS, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs such as the MAKOplasty Knee Center of Excellence or to provide us with clinical and financial data.

In addition to our direct sales force, we work with a network of independent orthopedic product agents and distributors that primarily generate sales leads for us. If these product agents and distributors believe that their relationship with us is less beneficial than other relationships they may have with more established or well-known medical device companies, they may be unwilling to continue their relationships with us, making it more difficult for us to sell and market our products effectively.

Because the markets for our products are highly competitive, customers may choose to purchase our competitors’ products, resulting in reduced revenue and harm to our financial results.

MAKOplasty requires the use of new robotics technology, and we face competition from large, well-known companies, principally Zimmer Holdings, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Biomet, Inc., that dominate the market for orthopedic products. Each of these companies, as well as other companies like Smith & Nephew, Inc., which introduced the Journey Deuce Bi-Compartmental Knee System in July 2007, offers conventional instruments and implants for use in conventional total knee replacement surgeries as well as unicompartmental and bicompartmental resurfacing procedures, which may compete with our MAKOplasty solution and negatively impact sales of our HGS. A number of these and other companies also offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. Currently, we are not aware of any well-known orthopedic company that broadly offers robotics technology in combination with surgical navigation. All of these companies, however, have the ability to acquire and develop robotics technology that may compete with our HGS.

We also may face competition from other medical device companies that may seek to extend robotics technology and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to minimally invasive arthroplasty of the knee. Even if these other companies currently do not have an established presence in the field of minimally invasive surgery for the knee, they may attempt to apply their robotics technology to the field of knee replacement and resurfacing procedures to compete directly with us.

Many of these medical device competitors enjoy competitive advantages over us, including:

•	significantly greater name recognition;

•	longer operating histories;

•	established exclusive relations with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing and patent litigation.

Moreover, our competitors in the medical device industry make significant investments in research and development, and innovation is rapid and continuous. If new products or technologies emerge that provide the same or superior benefits as our products at equal or lesser cost, they could render our products obsolete or unmarketable. Because our products can have long development and regulatory clearance or approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. In addition, we face increasing competition from well-financed orthopedic companies in our attempts to acquire such new technologies, products and businesses. As a result, we cannot be certain that surgeons will use our products to replace or supplement established surgical procedures or that our products will be competitive with current or future products and technologies resulting in reduced revenue and harm to our financial results.

If we do not timely achieve our development goals for new versions of our HGS or our implants, the commercialization of these products will be delayed and our business and financial results may be adversely affected.

The success of our business is dependent on our ability to develop new products, to introduce enhancements to our existing products and to develop these new products and enhancements within targeted time frames and budgets. We may not be able to introduce version 1.2 of our HGS, which is subject to necessary regulatory clearances, and the onlay knee implant system currently as planned in the first quarter of 2008. We also may not be successful in our research and development efforts for version 2.0 of our HGS and a modular knee implant system, for which we are targeting commercial introduction in the first half of 2009, subject to regulatory clearances. The actual timing of these product releases can vary dramatically compared to our estimates for reasons that may or may not be within our control, including clearance or approval to market these products by the FDA. Customers may forego purchases of our existing products and purchase our competitors’ products as a result of delays in the introduction of our new products and enhancements or failure by us to offer innovative products or enhancements at competitive prices and in a timely manner.

Announcements of new products by us or by competitors may also result in a delay in or cancellation of purchasing decisions in anticipation of such new products. Any such losses of new customers would harm our business and financial results. In addition, most customers who purchase our HGS are entitled by contract to receive version 2.0 of our HGS and all interim software and hardware version enhancements at no additional cost. Until we deliver version 2.0 of our HGS to the customer, we are required to defer all revenues associated with the sale of the HGS. Any delay in or failure to deliver version 2.0 of our HGS to our existing customers could result in the loss of such accounts and a delay or inability to recognize revenue associated with the initial sale of the HGS to the customer.

If we fail to develop, acquire or secure a customized bone cutting instrument, we may not be able to develop version 2.0 of our HGS, and as a result, our business and financial results may be adversely affected.

A key element of our HGS is the bone cutting instrument that attaches to the end of the robotic arm. The current version of the bone cutting instrument is supplied by a third-party manufacturer that supplies substantially the same instrument to other customers for use in other parts of the anatomy. We believe that to successfully develop and market version 2.0 of our HGS for use in multicompartmental resurfacing procedures, we must develop, acquire or secure a supplier for a customized bone cutting instrument that provides greater durability and is custom-fit for use with version 2.0 of our HGS in multicompartmental resurfacing procedures. Alternatively, we may need to collaborate or enter into partnerships with strategic partners to provide us with such technology. We cannot assure you that we would be able to develop, acquire or secure a supplier for a customized bone cutting instrument or enter into collaborations or partnerships on terms that are favorable to us, or at all. If we are not able to do so, we may not be able to develop and commercialize version 2.0 of our HGS and our business and financial results will be adversely affected.

We may not have sufficient funding to complete the development and commercialization of our existing products.

Our operations have consumed substantial amounts of cash since our inception. We expect to continue to spend substantial amounts of cash on expansion of our sales and marketing organization, research and development, and commercialization of our products. We believe that the net proceeds from this initial public offering, together with our future sales, existing cash and cash equivalent balances and interest we earn on these balances will be sufficient to meet our anticipated cash requirements for at least the next 24 months. However, actual capital requirements may change and will depend on many factors, including:

•	the success of our research and product development efforts;

•	the expenses we incur in selling and marketing our products;

•	the costs and timing of regulatory clearances for upgrades or changes to our products;

•	the cash generated by sales of our products;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies.

Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets. If adequate funds are not available to us, we may have to delay development or commercialization of some of our products. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our business and financial results.

Our reliance on third-party suppliers, including single source suppliers, for our implants and nearly all components of our HGS could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third-party suppliers to manufacture and supply our implants and nearly all components used in our HGS, other than software. We currently rely on a number of sole source suppliers, such as Stelkast (a business division of Trigon Incorporated), for our inlay knee implant system, Encore, for our onlay knee implant system and The Anspach Effort, Inc., for our bone cutting instrument. We generally do not have long-term contracts with our suppliers, other than with Encore. Additionally, we have long-term design and licensing agreements with Stelkast and Encore that provide us with certain rights to the design and manufacture of the implants, and a long-term agreement with Symmetry Medical, Inc., which contemplates the manufacture, label and packaging of knee implant systems and the development of new implant designs in the future. Because we do not have long-term contracts, our suppliers generally are not required to provide us with any guaranteed minimum production levels. As a result, we cannot assure you that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third-party suppliers involves a number of risks, including, among other things:

•	suppliers may fail to comply with regulatory requirements or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipments of our products;

•	we or our suppliers may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our suppliers may have excess or inadequate inventory of materials and components;

•	we may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;

•	we may experience delays in delivery by our suppliers due to changes in demand from us or their other customers;

•	we or our suppliers may lose access to critical services and components, resulting in an interruption in the manufacture, assembly and shipment of our systems;

•	fluctuations in demand for products that our suppliers manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;

•	our suppliers may wish to discontinue supplying components or services to us for risk management reasons;

•	we may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for our HGS or implants in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors’ products. In addition, we could be forced to secure new or alternative components through a replacement supplier. Securing a replacement supplier could be difficult, especially for complex components such as motors, encoders, brakes and certain HGS components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that are subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation, and experience an adverse affect on our business and financial results.

We have limited experience in assembling and testing our products and may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements which could result in an adverse effect on our business and financial results.

We have limited experience in assembling and testing our products, including the current version of our HGS, and no experience in doing so on a commercial scale. The current version of our HGS is complex and requires the integration of a number of separate components and processes. Version 2.0 of our HGS, if developed in the future as currently planned, is likely to be even more complex. To become profitable, we must assemble and test the HGS in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

•	managing production yields;

•	maintaining quality control and assurance;

•	providing component and service availability;

•	maintaining adequate control policies and procedures;

•	hiring and retaining qualified personnel; and

•	complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our HGS due to our inability to assemble and test our HGS, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected and customers may instead purchase or use, our competitors’ products.

Any failure in our efforts to train surgeons or hospital staff could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of a sufficient number of surgeons and hospital staff to properly use our HGS. We rely on surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure you we will be successful in these efforts. If surgeons or hospital staff are not properly trained, they may misuse or ineffectively use our products effectively. If nurses or other members of the hospital staff are not adequately trained to assist in using our HGS, surgeons may be unable to use our products. Insufficient training may result in unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely experience extended and variable sales cycles, which together with the unit price of the HGS and our revenue recognition policies, could cause significant variability in our results of operations for any given quarter.

Our HGS will likely have a lengthy sales cycle because it involves a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals’ budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, we expect that a relatively small number of units will be installed each quarter. Based on our limited experience, we estimate that this sales cycle may take between seven and twelve months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. Sales of HGS units may also be subject to a customer acceptance period, during which the customer may return the HGS unit to us subject to a penalty. Although we believe that training can be accomplished in a relatively short period of time, there may be situations where training of physicians and staff may last an additional month or more after installation. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess the capital products. Because of the lengthy sales cycle, the unit price of the HGS and the relatively small number of units installed each quarter, each installation of a HGS can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

Moreover, we are required to defer revenue associated with our HGS until we have fulfilled our contractual obligation to deliver version 2.0 of our HGS to our customers. The deferral of revenue will result in even greater fluctuations in our reporting of quarterly revenues. As a result, in future quarters our operating results could fall below the expectations of securities analysts or investors, in which event our stock price would likely decrease. These fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

Other factors that may contribute to fluctuations in our operating results may include:

•	timing and level of expenditures associated with new product development activities;

•	delays in shipment due, for example, to cancellations by customers, natural disasters or labor disturbances;

•	delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;

•	timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;

•	timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;

•	disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and

•	changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer’s financial condition or ability to obtain financing.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenues and substantial variation from our projections, particularly during the periods in which our sales volume is low. Moreover, many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. These and other potential fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

If we receive a significant number of warranty claims or our HGS units require significant amounts of service after sale, our costs will increase and our business and financial results will be adversely affected.

We currently warrant each HGS against defects in materials and workmanship for a period of approximately 12 months from the installation of our product by a customer. We also expect to provide technical and other services to customers beyond the warranty period pursuant to a supplemental service plan that we sell for our HGS. We have a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance. While we have established accruals for liability associated with product warranties, unforeseen warranty exposure in excess of those accruals could negatively impact our business and financial results.

We could become subject to product liability claims, product recalls and other field or regulatory actions that could be expensive, divert management’s attention and harm our business.

Our business exposes us to potential liability risks, product recalls and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if our HGS or implants cause injury or death or is found otherwise unsuitable or defective during usage. Our HGS incorporates mechanical, electrical and optical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

If any of our products are defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may be required to notify regulatory authorities and, in some circumstances, to recall the product at our expense. In particular, we are required to submit an MDR report to the FDA for any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In 2007, we submitted MDRs to the FDA reporting two procedures that were intended as MAKOplasty procedures, but concluded as total knee replacements when a component of our HGS failed to perform as intended or was improperly operated during surgery.

In the future, we may experience additional events that may require reporting to the FDA pursuant to the MDR regulations. See “Risks Related to Regulatory Compliance.” A required notification to a regulatory authority could result in an investigation by regulatory authorities of our products, which could in turn result in product recalls, restrictions on the sale of the products, civil or criminal penalties, and other field corrective action. In addition, because our products are designed to be used to perform complex surgical procedures, defects could result in a number of complications, some of which could be serious and could harm or kill patients. The adverse publicity resulting from any of these events could cause surgeons or hospitals to review and potentially terminate their relationships with us. Regulatory investigations or product recalls could also result in our incurring substantial costs, losing revenues, and implementing a change in the design, manufacturing process or the indications for which our products may be used, each of which would harm our business.

It is also possible that defects in the design, manufacture or labeling of our products could result in a product liability claim. The medical device industry has historically been subject to extensive litigation over product liability claims. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts. A product liability claim, regardless of its merit or eventual outcome could result in:

•	decreased demand for our products;

•	injury to our reputation;

•	diversion of management’s attention;

•	significant costs of related litigation;

•	payment of substantial monetary awards by us;

•	product recalls or market withdrawals;

•	a change in the design, manufacturing process or the indications for which our products may be used;

•	loss of revenue; and

•	an inability to commercialize our products under development.

If hospitals, surgeons and other healthcare providers are unable to obtain coverage or reimbursement from third-party payors for MAKOplasty procedures, hospitals may not purchase our HGS and surgeons may not perform MAKOplasty, which would harm our business and financial results.

Our ability to successfully commercialize MAKOplasty depends significantly on the availability of coverage and reimbursement from third-party payors, including governmental programs such as Medicare and Medicaid as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our technology. Although our customers have been successful in obtaining coverage and reimbursement, we cannot assure you that procedures using our technology will be covered or reimbursed by third-party payors in the future.

We anticipate that in the U.S. our products will be purchased primarily by hospitals, which bill various third-party payors, including governmental healthcare programs, such as Medicare, and private insurance plans for procedures using our technology. Ensuring adequate Medicare reimbursement can be a lengthy and expensive endeavor and we cannot provide assurance that we will be successful. In addition, the U.S. Congress may pass laws that impact coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private payors look to Medicare’s coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare and Medicaid Services, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for MAKOplasty procedures, private payors may similarly limit payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase our HGS and surgeons may choose not to perform MAKOplasty, and, as a result, our business and financial results would be adversely affected.

Medicare pays acute care hospitals a prospectively determined amount for inpatient operating costs under the Medicare hospital inpatient prospective payment system, or PPS. Under the Medicare hospital inpatient PPS, the prospective payment for a patient’s stay in an acute care hospital is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis-related groups, or DRGs. Medicare pays a fixed amount to the hospital based on the DRG into which the patient’s stay is assigned, regardless of the actual cost to the hospital of furnishing the procedures, items and services provided. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which the devices are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which the device is used. In addition, physicians that perform procedures in hospitals are paid a set amount by Medicare for performing such services under the Medicare physician fee schedule. Medicare payment rates for both systems are established annually.

At this time, we do not know the extent to which hospitals and physicians would consider third-party reimbursement levels adequate to cover the cost of our products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing or using our products and limit our sales growth. In addition, pre-determined DRG payments or Medicare physician fee schedule payments may decline over time, which could deter hospitals from purchasing our products or physicians from using them. If hospitals are unable to justify the costs of our products or physicians are not adequately compensated for procedures in which our products are utilized, they may refuse to purchase or use them, which would significantly harm our business.

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our HGS based upon third-party payors’ reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using MAKOplasty or as to the levels of reimbursement. All third-party payors, whether governmental or private, whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns, pre-

authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, in the U.S., no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor.

There also can be no assurance that current levels of reimbursement will not be decreased or eliminated in the future, or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for our products or our ability to sell products on a profitable basis. Our customers are currently using existing reimbursement codes for knee arthroplasty. Knee arthroplasty performed in the hospital inpatient setting is currently assigned to DRG 544 (“Major Joint Replacement or Reattachment of Lower Extremity”), and surgeons currently bill Current Procedural Terminology, or CPT, code 27446 (“Arthroplasty, knee, condyle and plateau; medial OR lateral compartment”) for services performed in connection with procedures using our technology. If unicompartmental and multicompartmental knee resurfacing procedures gain market acceptance and the number of such procedures increases, CMS and other payors may establish billing codes for unicompartmental and multicompartmental knee resurfacing procedures that provide for a smaller reimbursement amount than knee arthroplasty, which could adversely affect our financial results and business.

In international markets, market acceptance of our products will likely depend in large part on the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government-sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. In addition, even if we do obtain international reimbursement approvals, the level of reimbursement may not be enough to commercially justify expansion of our business into the approving jurisdiction. To the extent we or our customers are unable to obtain coverage or reimbursement for procedures using our technology in major international markets in which we seek to market and sell our technology, our international revenue growth would be harmed, and our business and results of operations would be adversely affected.

We may attempt to acquire new products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected benefits or harm our existing business.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully integrate newly acquired organizations, products or technologies into our operations, and the process of integration could be expensive, time consuming and may strain our resources. Consequently, we may not achieve anticipated benefits of the acquisitions, which could harm our existing business. In addition, future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as in-process research and development, any of which could harm our business and affect our financial results or cause a reduction in the price of our common stock.

We depend on key employees, and if we fail to attract and retain employees with the expertise required for our business, we cannot grow or achieve profitability.

We are highly dependent on members of our senior management and research and development staff, in particular Maurice R. Ferré, M.D., our President and Chief Executive Officer, and Rony A. Abovitz, our Senior Vice President and Chief Technology Officer. Our future success will depend in part on our ability to retain these key employees and to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing. Competition for qualified personnel in the medical device industry is intense, and finding and retaining qualified personnel with experience in our industry is very difficult. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. It is increasingly difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel other than Dr. Ferré. Although we have obtained key-man insurance covering Dr. Ferré in the amount of $2,000,000, this would not fully compensate us for the loss of Dr. Ferré’s services. Dr Ferré may terminate his employment at will at any time with 30 days notice or immediately upon the occurrence of certain events. Each of our other officers and key employees may terminate his or her employment at will at any time with 60 days notice or immediately upon the occurrence of certain events. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, could harm our business.

If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. We have experienced significant growth in the scope of our operations and the number of our employees since our inception. This growth has placed significant demands on our management, as well as our financial and operations resources. In order to achieve our business objectives, we must continue to grow. However, continued growth presents numerous challenges, including:

•	implementing appropriate operational and financial systems and controls;

•	expanding manufacturing and assembly capacity and increasing production;

•	developing our sales and marketing infrastructure and capabilities;

•	improving our information systems;

•	identifying, attracting and retaining qualified personnel in our areas of activity; and

•	training, managing and supervising our personnel.

We cannot be certain that our systems, controls, infrastructure and personnel will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

If we decide to market and sell MAKOplasty internationally, we would be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

Although currently we do not actively market or sell our products abroad, we may actively pursue such markets in the future. If we were to conduct business outside the U.S., we would be exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales would most likely be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls and other government regulation relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressures that we may experience internationally;

•	compliance with existing and changing foreign regulatory laws and requirements;

•	foreign laws and business practices favoring local companies;

•	longer payment cycles;

•	shipping delays;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

Our operations are currently conducted primarily at a single location in Florida, which may be at risk from hurricanes, storm, fire, terror attacks or other disasters.

We currently conduct all of our management activities, most of our research and development activities and assemble all of our products at a single location in Ft. Lauderdale, Florida. We have taken various precautions to safeguard our facilities, such as obtaining insurance, establishing health and safety protocols and securing off-site storage of computer data. However, a casualty due to a hurricane, storm or other natural disasters, a fire, terrorist attack, or other unanticipated problems at this location could cause substantial delays in our operations, delay or prevent assembly of our HGS units and shipment of our implants, damage or destroy our equipment and inventory, and cause us to incur substantial expenses. Our insurance does not cover losses caused by certain events such as floods or other activities and may not be adequate to cover our losses in any particular case. Any damage, loss or delay could seriously harm our business and have an adverse affect on our financial results.

Certain of our directors, executive officers and key employees have an interest in Z-KAT that could pose potential conflicts of interest, which could harm our business.

Certain of our directors, executive officers and key employees hold, in the aggregate, approximately 17% of the equity interests in Z-KAT, Inc. We are heavily dependent on intellectual property that we license or sublicense from Z-KAT and have entered into various licensing and related arrangements with Z-KAT. Each of these individuals may face potential conflicts of interest regarding these licensing transactions as a result of their interests in Z-KAT. Dr. Ferré may face additional conflicts of interest regarding these licensing and related arrangements if he serves on the board of directors of Z-KAT. We do not have existing arrangements to address these potential conflicts of interest, cannot assure you that any conflicts will be resolved in our favor, and as a result, our business could be harmed.

Risks Related to Our Intellectual Property

If we, or the third parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property contained in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining patent and other intellectual property protection for the technologies contained in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Our patent position is uncertain and complex, in part, because of our dependence on intellectual property that we license from others. If we, or the third parties from whom we license intellectual property, fail to obtain adequate patent or other intellectual property protection for intellectual property contained in our products, or if any protection is reduced or eliminated, others could use the intellectual property contained in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

As of November 1, 2007, our portfolio includes 14 wholly-owned pending U.S. patent applications, 20 pending foreign applications and other intellectual property that is wholly-owned by us. As of November 1, 2007, we had licensed rights to 118 U.S. and 46 foreign third-party granted patents, and we had licensed rights to 24 U.S. and 42 foreign third-party pending patent applications. U.S. patents and patent applications may be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in either loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, reexamination and opposition proceedings may be costly and time-consuming, and we, or the third parties from whom we license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S., particularly in the field of medical products and procedures.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. However, these measures may not be adequate to safeguard our proprietary intellectual property. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, third parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. In particular, the fields of orthopedic implants and image-guided surgery are well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications which relate to the use of surgical navigation.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third-party patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas, our competitors or other third parties may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware, and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for knee implants grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims against us increases. In certain situations, we or third parties, such as Z-KAT from whom we license intellectual property may determine that it is in our best interests or their best interests to voluntarily challenge a third party’s products or patents in litigation or other proceedings, including patent interferences or reexaminations. Pursuant to our licensing arrangement with Z-KAT, we have the right to prosecute, control and maintain all Z-KAT patents and intellectual property rights that are licensed to us within the field of orthopedic surgery. Z-KAT retains the right to prosecute, control and maintain its patent and intellectual property rights outside the field of orthopedic surgery, subject to certain conditions. For example, Z-KAT must notify us prior to taking any action to enforce their patent or intellectual property rights. To help ensure that Z-KAT has the resources necessary for proper prosecution and defense of any litigation arising from such enforcement action, our agreement with Z-KAT also requires that it enter into an engagement letter with competent counsel and deposit funds into an escrow account, for use by us to take over the litigation or action in the event Z-KAT is unable or unwilling to conduct proper prosecution and defense of such litigation or action. Despite these arrangements, we may have no control over Z-KAT’s decisions regarding enforcement actions outside the field of orthopedic surgery. As a result, we may become involved in unwanted litigation that could be costly, result in diversion of management’s attention, require us to pay damages and force us to discontinue selling our products.

Infringement actions and other intellectual property claims and proceedings, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of third-party patents and intellectual property rights. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party’s patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party’s patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or were able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the FDA an other regulatory bodies, which would be time-consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products and processes, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Risks Related to Regulatory Compliance

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotions;

•	recalls and field corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

•	product export.

In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

The FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

Currently, our primary market is the U.S. market for knee resurfacing procedures. We are, however, exploring international markets on a limited basis and may expand our overseas sales and marketing efforts in the future. If we were to expand our sales and marketing efforts to foreign jurisdictions, we would have to obtain separate regulatory approvals from those foreign jurisdictions. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval or clearance by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market, which would harm our potential for future growth.

If we or our third-party manufacturers or suppliers fail to comply with the FDA’s Quality System Regulations, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we market our products overseas. The FDA enforces the QSR through periodic and unannounced inspections of manufacturing facilities. To date, our facilities have not been subject to any inspections by regulatory authorities, but we anticipate that we and certain of our third-party manufacturers and suppliers will be subject to such inspections in the future. If our facilities or those of our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse QSR inspection, the FDA could take enforcement action, including any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Any of these sections could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Our products may in the future be subject to product recalls that could harm our reputation, business operations and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design, or manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. We may initiate certain voluntary recalls involving our products in the future. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. If we determine that certain of those recalls do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action, including any of the following sanctions for failing to report the recalls when they were conducted:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

Any of these sections could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, or MDR, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. In 2007, we submitted MDRs to report two procedures that were intended as MAKOplasty procedures, but concluded as total knee replacements when a component of our HGS failed to perform as intended or was improperly operated during surgery. In the future, we may experience additional events that may require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results. In addition, failure to report such adverse events to appropriate government authorities on a timely basis, or at all, could result in an enforcement action against us.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses, resulting in damage to our reputation and business.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, physicians may use our products off-label, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Without limiting the generality of the foregoing, Congress has recently enacted, and the President has signed into law, the Food and Drug Administration Amendments Act of 2007, or the Amendments. This law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. Once implemented, compliance with those regulations may require us to take additional steps in the manufacture of our products and labeling. These steps may require additional resources and could be costly. In addition, the Amendments will require us to, among other things, pay annual establishment registration fees to the FDA for each of our FDA registered facilities.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws and regulations and could face substantial penalties if we are unable to fully comply with such laws.

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to healthcare fraud and abuse and patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

•	the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, in return for or to induce either the referral of an individual for, or the purchase order or recommendation of, any item or services for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us to the extent that our interactions with customers may affect their billing or coding practices;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which established new federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as imposing certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The orthopedic medical device industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including specifically arrangements with physician consultants. We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with orthopedic surgeons using or considering the use of our HGS, knee implants and disposable products, for assistance in product development, and professional training and education, among other things. Payment for these consulting services sometimes is in the form of stock options or royalties rather than per hour or per diem amounts that would require verification of time worked. In addition, we sometimes allow hospitals a period of evaluation of our products at no charge. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If the surgeons or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

Risks Related to this Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although our common stock has been approved for listing on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock was determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after the closing of this offering. Investors may not be able to sell their common stock at or above the initial public offering price.

We expect that the price of our common stock will fluctuate substantially, which could lead to losses for stockholders, possibly resulting in class action securities litigation.

We expect the price of our common stock will fluctuate substantially, as the market price for the common stock after this offering will be affected by a number of factors, including:

•	the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;

•	changes in policies affecting third-party coverage and reimbursement in the U.S. and other countries;

•	ability of our products, if they receive regulatory clearance, to achieve market success;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to develop sales and marketing capabilities;

•	our ability to manufacture our products to commercial standards;

•	the success of any collaborations we may undertake with other companies;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	sales of common stock or other securities by us or our stockholders in the future;

•	additions or departures of key scientific or management personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of our common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. It may be difficult for companies such as ours, with smaller market capitalizations, to attract securities analysts that will cover our common stock. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. This could have a negative effect on the market price of our stock.

Our principal stockholders, directors and executive officers will continue to own a large percentage of our voting stock after this offering, which will allow them to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and stockholders holding 5% or more of our outstanding common stock will beneficially own or control approximately       % of the outstanding shares of our common stock, after giving effect to the conversion of all outstanding preferred stock and assuming no exercise of outstanding options and warrants, following the closing of this offering. Accordingly, these executive officers, directors and principal stockholders, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We have not paid dividends in the past and do not expect to pay dividends in the future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in any of our future debt agreements, and other factors our board of directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Provisions in our certificate of incorporation and bylaws, effective upon the closing of this initial public offering, as well as provisions of Delaware law, may discourage, delay or prevent a merger, acquisition or change of control. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions:

•	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the board of directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became as interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and substantially all of our stockholders and option holders provide that J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters, in their sole discretion, may release those parties, at any time, or from time to time, and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus, which period may be extended in certain limited circumstances. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated do not have any pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

Based on the number of shares of common stock outstanding as of November 1, 2007, upon completion of this offering,           shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Of the remaining           shares of common stock,           shares are held by existing stockholders who are subject to lock-up agreements with the underwriters which, subject to specified exceptions, prohibit the sale of such shares for 180 days after the date of this prospectus, as described under “Underwriting — Lock-up Agreements.” As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Any substantial sale of common stock pursuant to any resale registration statements or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

We intend to file a registration statement on Form S-8 to register the shares subject to outstanding options or reserved for issuance under our stock option plans. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, these shares may be resold without restriction in the public marketplace. For a more detailed description, please see the section of this prospectus entitled “Shares Eligible for Future Sale.”

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $      per share based on the mid-point of the range on the cover page of this prospectus because the price that you pay will be substantially greater than the adjusted pro forma net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. If outstanding options to purchase our common stock are exercised, you will experience additional dilution. See the section entitled “Dilution” in this prospectus for a more detailed description of this dilution.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting, and we may not complete our analysis of our internal control over financial reporting in a timely manner or these internal control may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued a report on our internal control over financial reporting.

We are just beginning the costly and challenging process of compiling the system and processing documentation before we perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock. Failure to comply with the new rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

In addition, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, and our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to increase the size of our accounting staff, update our accounting systems and procedures, create or revise the roles and duties of our board committees, adopt disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, and related regulations implemented by the Securities and Exchange Commission, or SEC, and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

Other than the payment of $4.0 million to IBM, as required upon the initial public offering of our common stock under the terms of our licensing arrangement with IBM, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses, cause the price of our common stock to decline or delay product development.

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

You should refer to the section of this prospectus entitled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We do not undertake to update any of the forward-looking statements after the date of this prospectus, except to the extent required by applicable securities laws.

USE OF PROCEEDS

We estimate that we will receive $      million in net proceeds from our sale of the           shares of common stock in the offering. Our net proceeds from the offering represent the amount we expect to receive after paying the underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $      , which is the midpoint of the price range set forth on the cover page of this prospectus.

Although we have not specifically allocated the net proceeds from this offering, we intend to use our net proceeds for the expansion of our sales and marketing organizations, continuation of our research and development efforts and general corporate purposes, including working capital. In addition, we intend to use a portion of the net proceeds to make a $4.0 million payment to IBM, as required upon the initial public offering of our common stock under the terms of our licensing agreement with IBM. We also may use a portion of the proceeds for acquisitions of products and technologies that are complementary to our business, although we have no current understandings, commitments or agreements to do so.

This expected use of proceeds from this offering represents our current intentions based upon our present plans and business conditions. Management will have significant flexibility in applying our net proceeds of the offering. Until we use our net proceeds of the offering, we intend to invest the funds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from this offering by approximately $      million after deducting underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $      increase in the assumed public offering price of $      per share, would increase the net proceeds to us from this offering by approximately $      million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our use of proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•	on a pro forma basis to reflect:

o	the filing of our third amended and restated certificate of incorporation to authorize shares of common stock and shares of undesignated preferred stock;

o	the conversion of all outstanding shares of our redeemable convertible preferred stock into 33,163,775 shares of common stock and the elimination of the accrued dividends of $4,958,176; and

•	on a pro forma as adjusted basis to reflect the sale by us of shares of common stock in this offering at an assumed initial offering price of $ per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2007
	(unaudited)
			Pro Forma
	Actual	Pro Forma	As Adjusted(2)

Total redeemable convertible preferred stock	$58,503,707 (1)	$—	$

Stockholders’ equity (deficit):
Undesignated preferred stock, par value: none, and authorized actual, pro forma and pro forma as adjusted, respectively; none issued and outstanding for all periods presented
Common stock, $0.001 par value; 50,000,000, 50,000,000 and shares authorized actual, pro forma and pro forma as adjusted, respectively; 5,545,957, 38,709,732 and shares issued and outstanding as of September 30, 2007 actual, pro forma, and pro forma as adjusted, respectively(3)	5,546	38,710
Additional paid-in capital	—	58,470,543
Accumulated deficit	(34,945,810)	(34,945,810)
Accumulated other comprehensive income	7,217	7,217

Total stockholders’ equity (deficit)	(34,933,047)	23,570,660

Total capitalization	$23,570,660	$23,570,660

(1)	Consists of Series A, B, and C redeemable convertible preferred stock with par values of $0.001. There are 5,000,000 shares of Series A redeemable convertible preferred stock of which 4,498,745 shares are issued and outstanding with a liquidation value of $4,498,745 and accrued cumulative dividends of $958,680 as of September 30, 2007; 16,500,000 shares of Series B redeemable convertible preferred stock of which 15,151,516 shares are issued and outstanding with a liquidation value of $20,000,000 and accrued cumulative dividends of $2,819,736 as of September 30, 2007; 13,600,000 shares of Series C redeemable convertible preferred stock of which 13,513,514 shares are issued and outstanding with a liquidation value of $30,000,000 and accrued cumulative dividends of $1,179,760 as of September 30, 2007.

(2)	Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $ increase in the assumed offering price of $ per share, would increase each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed offering price of $ per share, would decrease each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

(3)	Shares issued and outstanding do not include 1,705,459 shares of unvested restricted common stock. See Notes 4 and 8 to Financial Statements.

The outstanding share information in the table above excludes:

•	as of September 30, 2007, 5,821,307 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $1.59 per share;

•	shares of our common stock reserved for issuance under our 2007 Omnibus Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the plan, and shares under our 2007 Employee Stock Purchase Plan; and

•	1,402,085 shares of our common stock issuable upon the exercise of outstanding warrants, with an exercise price of $0.99 per share.

We expect to complete a one-for-      reverse stock split of our common stock and preferred stock to be effected prior to the effectiveness of the offering. All share amounts have been retroactively adjusted to give effect to this stock split.

DILUTION

Dilution After This Offering

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and outstanding preferred stock. The pro forma net tangible book value of our common stock as of September 30, 2007 was approximately $      million, or approximately $      per share, based on the number of shares outstanding as of September 30, 2007, after giving effect to the conversion of all outstanding preferred stock into shares of common stock.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2007 would have been approximately $      million, or approximately $      per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $      per share to existing stockholders, and an immediate dilution of $      per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2007	$
Pro forma increase in net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Pro forma dilution per share to investors participating in this offering	$

Each $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      million, or approximately $      per share, and the pro forma dilution per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed offering price of $      per share, would result in a pro forma as adjusted net tangible book value of approximately $      million, or $      per share, and the pro forma dilution per share to investors in this offering would be $      per share. Similarly, a decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $      decrease in the assumed public offering price of $      per share, would result in an pro forma as adjusted net tangible book value of approximately $      million, or $      per share, and the pro forma dilution per share to investors in this offering would be $      per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their overallotment option in full to purchase additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $      per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $      per share and the pro forma dilution to new investors purchasing common stock in this offering would be $      per share.

Differences Between New and Existing Investors in Number of Shares and Amount Paid

The following table summarizes, on a pro forma basis as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $      per share, before deducting underwriting discounts and commissions and estimated offering expenses:

Weighted
	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100.0%		$	100.0%		$

The above discussion and tables also assume no exercise of any outstanding stock options or warrants. As of September 30, 2007, there were:

•	5,821,307 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $1.59 per share;

•	shares of our common stock reserved for issuance under our 2007 Omnibus Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the plan, and shares under our 2007 Employee Stock Purchase Plan; and

•	1,402,085 shares of common stock issuable upon the exercise of outstanding warrants, with an exercise price of $0.99 per share.

The following table summarizes, on a pro forma basis as of September 30, 2007, after giving effect to the exercise of all stock options and warrants outstanding as of September 30, 2007, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $      per share, before deducting underwriting discounts and commissions and estimated offering expenses:

Weighted
	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100.0%		$	100.0%		$

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2007 and assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to           shares or     % of the total number of shares of common stock to be outstanding after this offering.

Effective upon the closing of this offering, an aggregate of           shares of our common stock will be reserved for future issuance under our benefit plans. To the extent that any of these options or warrants are exercised, new options are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We were formed in November 2004 to be the successor of the image-guided surgery and haptic robotics business of Z-KAT, Inc., a company founded in 1997 to develop computer-assisted surgery technologies. Z-KAT is considered to be our “Predecessor.” The balance sheet and statements of operations data in this prospectus for the periods prior to and including November 11, 2004 refer to the Predecessor. The statement of operations data for the period from January 1, 2004 through November 11, 2004 have been derived from the audited statement of operations of the Predecessor included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, have been derived from the unaudited financial statements of the Predecessor which are not included in this prospectus.

The balance sheet and statements of operations data subsequent to November 11, 2004 refer to operations subsequent to our formation, and these periods are referred to as the Company. The statements of operations data for the period from November 12, 2004 to December 31, 2004, and for the fiscal years ended December 31, 2005 and 2006, and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2004 has been derived from audited financial statements not included in this prospectus. The statements of operations data for the nine months ended September 30, 2006 and 2007, and the balance sheet data as of September 30, 2007, have been derived from our unaudited financial statements included elsewhere in this prospectus.

Our Predecessor incurred $250,000 of payroll and direct and indirect expenses from October 1, 2004 through November 11, 2004 prior to our legal formation on November 12, 2004, which have been eliminated from the Predecessor’s results of operations for the period January 1, 2004 through November 11, 2004 and included in our results of operations for the period November 12, 2004 through December 31, 2004.

The pro forma basic and diluted net loss per share data gives effect to the conversion of all of our outstanding redeemable convertible preferred stock into common stock immediately prior to the closing of our initial public offering and adjustments to eliminate accretion of and accrued dividends on preferred stock.

	Predecessor			The Company
			Jan. 1,	Nov. 12,
			2004	2004
			through	through	Year Ended
	Year Ended December 31,		Nov. 11,	Dec. 31,	December 31,		Nine Months Ended September 30,
	2002	2003	2004	2004	2005	2006	2006	2007
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)
Statements of Operations Data:
Revenue	$1,182,523	$1,380,128	$1,648,342	$—	$—	$62,571	$34,831	$355,382
Cost of revenue	584,004	1,010,803	1,085,523	—	—	76,547	28,800	291,429

Gross profit (loss)	598,519	369,325	562,819	—	—	(13,976)	6,031	63,953

Operating costs and expenses:
Selling, general and administrative	3,674,338	4,244,414	2,642,028	630,048	2,735,901	5,022,685	3,153,989	7,695,767
Research and development	2,451,278	3,530,298	1,453,685	402,899	2,581,828	5,192,453	3,324,771	5,344,947
Depreciation and amortization	536,317	564,720	429,694	5,727	98,519	644,082	418,219	915,296

Total operating costs and expenses	6,661,933	8,339,432	4,525,407	1,038,674	5,416,248	10,859,220	6,896,979	13,956,010

Loss from operations	(6,063,414)	(7,970,107)	(3,962,588)	(1,038,674)	(5,416,248)	(10,873,196)	(6,890,948)	(13,892,057)
Interest and other income	42,679	8,682	868	—	269,231	476,578	410,531	860,019
Interest and other expense	(193,986)	(17,240)	(479,959)	—	—	(220,219)	(142,664)	(228,998)

Net loss	$(6,214,721)	$(7,978,665)	$(4,441,679)	$(1,038,674)	$(5,147,017)	$(10,616,837)	$(6,623,081)	$(13,261,036)

Net loss attributable to common stockholders	$(6,794,650)	$(8,828,815)	$(5,221,774)	$(1,060,713)	$(6,288,297)	$(12,493,183)	$(8,019,297)	$(15,937,817)

Net loss per share: Basic and diluted attributable to common stockholders (1)	$(1.25)	$(1.23)	$(0.63)	$(0.79)	$(1.38)	$(2.65)	$(1.70)	$(3.33)

Weighted average shares outstanding: Basic and diluted	5,422,923	7,202,176	8,234,560	1,344,920	4,553,371	4,712,529	4,711,865	4,792,642

Pro forma net loss per share:
Basic and diluted (unaudited)(2)						$(0.44)		$(0.37)

Pro forma weighted average common shares outstanding: Basic and diluted (unaudited)(2)						24,362,789		36,174,415

	Predecessor		The Company
	As of December 31,		As of December 31,			As of September 30,
	2002	2003	2004	2005	2006	2007
	(Unaudited)	(Unaudited)				(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$239,079	$257,939	$1,959,079	$6,145,266	$2,108,015	$14,050,865
Short-term investments	—	—	—	10,097,020	1,399,763	6,072,925
Total assets	6,723,297	5,717,405	2,403,518	17,435,073	12,753,581	32,689,832
Long-term debt, net of current portion	—	1,021,681	—	—	—	—
Redeemable convertible preferred stock	9,081,447	13,597,736	2,866,073	24,034,276	25,910,622	58,503,707
Accumulated deficit	(15,422,600)	(23,409,631)	(1,038,674)	(6,822,831)	(19,369,246)	(34,945,810)
Total stockholders’ deficit	(5,442,963)	(12,528,142)	(770,080)	(6,887,600)	(19,436,916)	(34,933,047)

(1)	The basic and diluted net loss per share computation excludes potential common shares upon exercise of options to purchase common stock as their effect would be anti-dilutive. See Note 2 to Financial Statements included elsewhere in this prospectus for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2)	Pro forma basic and diluted net loss per share is presented for the year ended December 31, 2006 and the nine months ended September 30, 2007 to reflect per share data assuming the conversion of all our outstanding shares of redeemable convertible preferred stock into 33,163,775 shares of common stock, which will occur upon completion of this offering, as if the conversion had taken place on the original date of issuance and adjustments to eliminate accretion of preferred stock and accrual of preferred stock dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We are a medical device company that markets our advanced robotic solution and orthopedic implants for minimally invasive orthopedic knee procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient-specific, early to mid-stage osteoarthritic knee disease.

Z-KAT, Inc. was formed in 1997 to develop and commercialize computer-assisted surgery, or CAS, applications. Z-KAT acquired, developed and commercialized certain CAS intellectual property and technology assets and also acquired and developed, but did not commercialize, certain haptic robotic intellectual property and technology assets. At the direction of its board of directors and shareholders, Z-KAT formed MAKO in November 2004, initially as a wholly owned subsidiary, to develop and commercialize unique applications combining CAS with haptic robotics in the medical field of orthopedics. Z-KAT is considered to be our Predecessor, and the results of operations of Z-KAT for the years ended December 31, 2002 and 2003 and the period from January 1, 2004 through November 11, 2004 are included in “Selected Financial Data.”

Through September 30, 2007, our revenue was primarily generated from the sale of our implants and disposable products utilized in MAKOplasty procedures. In accordance with our revenue recognition policy, as more fully described in the “Critical Accounting Policies and Significant Judgments and Estimates” section below, upon customer acceptance of the sale of our HGS we defer recognition of the related revenue and cost of revenue until delivery of version 2.0 of the HGS, which is anticipated in the first half of 2009, subject to regulatory clearances or approvals. We have incurred net losses in each year since our inception, and as of September 30, 2007, we had an accumulated deficit of $34.9 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development and expansion of our products and our business generally.

We also expect that our general and administrative expenses will increase due to additional operational and regulatory costs and burdens associated with operating as a public company.

Key milestones and goals in the development of our business include the following:

•	In 2004 and 2005, we were a development stage company primarily engaged in research and development for key aspects of our core technology and establishment of our intellectual property portfolio.

•	In May 2005, we obtained 510(k) marketing clearance from the FDA for a surgical visualization system with a robotic arm that was an earlier version of our HGS. In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our HGS.

•	In 2006, we completed development of the first version of our HGS and commenced the commercialization of our MAKOplasty solution. We entered into contracts with third-party manufacturers and suppliers for the manufacturing of key components of our HGS and implants, and began assembly of our products at our headquarters in Ft. Lauderdale, Florida. Our first HGS was installed in June 2006. As of November 8, 2007, 125 MAKOplasty procedures have been performed since its commercial introduction in June 2006.

•	In September 2007, we submitted a Special 510(k) application with the FDA for version 1.2 of our HGS, which the FDA indicated was converted to a Traditional 510(k) application. Based on the current status of the Traditional 510(k) application, we hope to obtain FDA clearance for version 1.2 of our HGS in the first quarter of 2008, which may or may not include clearance to use the terms “haptic” and “robot” or qualified versions of such terms. We expect to commercially introduce version 1.2 of our HGS upon and subject to obtaining such clearance. However, there is no guarantee that the FDA will grant 510(k) clearance for this product in the first quarter of 2008, if at all.

•	We are currently developing version 2.0 of our HGS and modular implants, which would allow multicompartmental knee resurfacing procedures. We intend to commercially introduce version 2.0 of the HGS and the modular implants in the first half of 2009, subject to regulatory clearances or approvals. If we were to be denied such clearances or approvals or if such clearances or approvals were delayed, it could have a material adverse impact on our results of operations.

We believe that the key to growing our business is expanding the application of MAKOplasty to multicompartmental resurfacing procedures employing implants that address mid-stage, multicompartmental degeneration. To successfully commercialize our products and grow our business, we must gain market acceptance for MAKOplasty.

Acquisitions of Assets from Predecessor

In December 2004, pursuant to a contribution agreement, we acquired substantially all of Z-KAT’s tangible assets, primarily furniture, office equipment and a majority of Z-KAT’s CAS technology assets not required for Z-KAT’s retained CAS business, and all of its haptic robotic research and development technology inventory. We were granted a limited license to Z-KAT’s CAS and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics, subject to a prior license to Biomet Manufacturing Corp. to use Z-KAT’s CAS intellectual property, but not its haptic robotic intellectual property, in the field of orthopedics. The contribution agreement, including the Z-KAT license, was made in exchange for approximately 4,272,000 shares of common stock, 1,999,000 shares of Series A redeemable convertible preferred stock, and 577,000 warrants to purchase common stock at an exercise price of $0.99 per share. These share amounts were determined by Z-KAT’s board of directors. In making this determination, the Z-KAT board of directors determined the number of shares to be issued to (1) obtain sufficient subsidiary stock for its subsequent use in redeeming bridge note debt to its shareholders and satisfying a substantial portion of its accounts payable and (2) establish the capital structure of its subsidiary to allow for the future sale of our Series A redeemable convertible preferred stock. This acquisition was accounted for based on the Z-KAT carrying value of the assets acquired totaling approximately $652,000 as it was a transaction between entities under common control. The common stock was recorded at par and the remainder of the ascribed value was allocated to the Series A redeemable convertible preferred stock resulting in a discount to the potential redemption value of approximately $1,346,000 which is being accreted over the period from the date of issuance to the redemption date.

Pursuant to the December 2004 contribution of the Z-KAT license, which was not assigned a value, we obtained the right to manage and maintain the Z-KAT patent portfolio, and assumed the obligation to pay a ratable portion (among all licensees) of all maintenance fees, patent costs and applicable royalties to Z-KAT’s licensors (except for an annual minimum royalty payment to Z-KAT’s primary licensor in its retained CAS business). Because there has only been one licensee of the Z-KAT patent portfolio other than us, our ratable portion for the intellectual property fees, costs and royalties has been 50% since consummation of the Z-KAT license.

Z-KAT, through its retained business, continued the commercialization of its CAS technology and retained its right to use or license its CAS and haptic robotics intellectual property portfolio outside of the field of orthopedics. In connection with the contribution agreement, we reimbursed Z-KAT for certain payroll and direct and indirect expenses incurred from October 1, 2004 through November 11, 2004 relating to us prior to our legal formation on November 12, 2004. Such expenses totaled approximately $250,000 and have been eliminated from Z-KAT’s results of operations for the period from January 1, 2004 through November 11, 2004 and included in our results of operations for the period November 12, 2004 through December 31, 2004. The operating management team and all staff of Z-KAT were transferred to us in connection with our formation. For a period of time subsequent to the contribution agreement, our employees provided limited continuing commercial services to the retained business of Z-KAT.

Because, pursuant to the contribution transaction, we acquired substantially all of Z-KAT’s tangible assets and all of Z-KAT’s employees, including management, and received all necessary intellectual property rights, without all of which we could not operate, Z-KAT is considered our predecessor company. The “Financial Statements” section of this prospectus for the period from January 1, 2004 through November 11, 2004 was prepared to present the statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of Z-KAT.

In August 2006, we created a special independent committee of our board of directors, comprised of all directors that did not hold an interest in Z-KAT, to act on our behalf on all matters involving Z-KAT. In December 2006, we entered into an addendum to the contribution agreement. Under the addendum, we loaned Z-KAT approximately $125,000 to satisfy certain accounts payable, assumed the obligation to pay the annual minimum royalty payable to the sole excluded CAS licensor, and purchased certain remaining Z-KAT CAS inventory at or below historical costs, which is applicable to our field of orthopedics (which in 2004 Z-KAT had intended to utilize in its retained CAS business) for $30,000. Z-KAT also assigned to us its right to receive required royalty payments from two prior third party CAS intellectual property licensees. We secured the right and assumed the obligation to pay the CAS minimum royalty due to the importance of maintaining the licensed rights and Z-KAT’s illiquid position in 2006. There was no change in licensed intellectual property rights as a result of the addendum. The liabilities assumed and the assets acquired were recorded at Z-KAT’s carrying value and resulted in a net liability of approximately $221,000. The Company recorded an offsetting charge to reduce additional paid-in-capital to zero with the excess charged to accumulated deficit as Z-KAT continued to be a significant shareholder of the Company. The CAS minimum royalty was initially an obligation retained by Z-KAT under the Z-KAT license as the intellectual property at issue had greater applicability to Z-KAT’s retained CAS business than our field of orthopedics. The Z-KAT note accrues interest at a rate of 8.5% per annum, which was determined by negotiation between Z-KAT and the special independent committee of our board of directors, and is being repaid through collections from ongoing sales of Z-KAT’s CAS products.

Factors Which May Influence Future Results of Operations

The following is a description of factors which may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

Revenue

Revenue is generated from unit sales of our HGS, including installation services, training and upgrades and enhancements, from sales of implants and disposable products, and by providing extended warranty services. To date, we have generated revenue primarily from the sale of implants and disposable products utilized in MAKOplasty procedures, the majority of which is from a single customer, Holy Cross Hospital, Inc. The recognition of revenue associated with the sale of HGS units is dependent upon the delivery of version 2.0 of our HGS, as more fully described in the “Critical Accounting Policies and Significant Judgments and Estimates” section below.

Future revenues from sales of our products are difficult to predict and will only modestly reduce our continued and increasing losses resulting from selling, general and administrative expenses, research and development, and other activities for the next several years.

The generation of recurring revenues through sales of our implants, disposable products and service contracts are an important part of the MAKOplasty business model. We anticipate that recurring revenues will constitute an increasing percentage of our total revenues as we leverage each new installation of our HGS to generate recurring sales of implants and disposable products and expand our implant product offering.

Cost of Revenue

Cost of revenue primarily consists of the direct costs associated with the manufacture of HGS units, implants and disposable products for which revenue has been recognized in accordance with our revenue recognition policy discussed below. Costs associated with providing services are expensed as incurred. Cost of revenue also includes the cost associated with establishing an accrual for the HGS standard one-year warranty liability and royalties related to the sale of products covered by licensing arrangements.

The cost of revenue associated with the sale of HGS units is deferred until the recognition of the related revenue. In addition, we expect that deferred costs of revenue associated with the sale of HGS will be higher during the deferral period due to the additional costs associated with providing hardware enhancements and upgrades through and including the delivery of version 2.0 of our HGS.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of compensation, including stock-based compensation, for sales, operations, regulatory, quality, executive, finance, legal and administrative personnel. Other significant expenses include costs associated with sales and marketing activities, marketing and advertising materials, professional fees for legal and accounting services, consulting fees, travel expenses, facility and related operating costs, and recruiting expenses. Our selling, general and administrative expenses are expected to increase due to the cost associated with the expected commercial launch of version 2.0 of our HGS, a modular implant system and disposable products, increased headcount necessary to support our continued growth in operations, and the additional operational and regulatory burdens and costs associated with operating as a publicly traded company. In addition, we expect to incur additional costs associated with protecting our intellectual property rights as necessary to support our future product offerings.

Research and Development Expenses

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary costs for research and development personnel including stock-based compensation, cost for materials used in research and development activities and costs for outside services. Research and development expenses are expected to increase as we develop version 2.0 of our HGS and a modular implant system. Subject to regulatory clearances or approvals, version 2.0 of our HGS will include enhanced surgical planning and execution software, customized bone cutting instruments, new industrial design, enhanced reliability, serviceability and manufacturability, and will enable a modular implant system.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, inventory impairment charges, accrual for warranty costs, valuation allowance for deferred tax assets and liabilities, impairment of long-lived assets and the determination of stock-based compensation. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to Financial Statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

We generate revenue from unit sales of our HGS, including installation services, training and upgrades and enhancements, from sales of implants and disposable products, and by providing extended warranty services. Because our HGS includes software that is essential to the functionality of the system, we account for the sale of the HGS pursuant to the American Institute of Certified Public Accountants’ Statement of Position No. 97-2, Software Revenue Recognition (“SOP 97-2”), as amended.

We recognize product revenues for unit sales of the HGS when there is persuasive evidence of a sales arrangement, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred as prescribed by SOP 97-2. For all sales, we use either a signed agreement or a binding purchase order as evidence of an arrangement. Such arrangements typically require customer acceptance of the system, which is evidenced by the receipt of a form executed by the customer indicating their acceptance of the HGS unit. The customer acceptance period is typically defined as a certain number of surgical procedures over a certain period which typically does not exceed three months. Sales arrangements contain several elements, including elements requiring us to provide upgrades and enhancements to the HGS unit, including related software on a when and if available basis. Payments received upon customer acceptance of HGS units are recognized as deferred revenue due to the significance of the undelivered elements. The direct cost of revenue associated with the sale of HGS units is recognized as deferred cost of revenue. The deferred revenue and deferred cost of revenue associated with the sale of HGS units will be recognized in our statement of operations if and when we have satisfied all related revenue recognition criteria, which includes the delivery of version 2.0 of the HGS, which is anticipated to be in the first half of 2009, subject to regulatory clearances or approvals.

For sales arrangements with multiple elements, we allocate arrangement consideration to HGS units, upgrades, enhancements and services based upon vendor specific objective evidence, or VSOE, of fair value of the respective elements. As we are in the early stages of commercialization, VSOE of fair value does not exist for all of the undelivered elements. Accordingly, all revenue and cost of revenue associated with the sale of the HGS are deferred until the earlier of (1) delivery of all elements or (2) establishment of VSOE of fair value for all undelivered elements.

Product revenue from the sale of implants and disposable products is recognized as revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured. The implants and disposable products are a separate unit of accounting from the HGS as (1) they have value to the customer on a standalone basis, (2) objective and reliable evidence of the fair value of the item exists and (3) no right of return exists once the implants and disposable products are implanted or consumed. Accordingly, as our implants and disposable products are sold for each procedure, the revenue and costs associated with the sale of our implants and disposable products are recognized at the time of sale.

Service revenue, which consists primarily of extended warranty services for the HGS hardware, is deferred and recognized ratably over the service period, until no further obligation exists. Costs associated with providing services are expensed when incurred.

Our agreements with customers do not contain product return rights beyond the customer acceptance period which is typically defined as a certain number of surgical procedures over a certain period of time which typically does not exceed three months.

For purposes of obtaining clinical and technical feedback on the current version of our HGS, we also enter into consignment programs with certain customers. We anticipate that our participation in these programs will remain limited and is not part of our long term business strategy. Under the terms of such programs, we retain title to the HGS unit, while the customer has use of the HGS and purchases our implants and disposable products. We may provide unspecified upgrades to the HGS product during the term of each program when and if available. The HGS units associated with our consignment programs are recorded as property and equipment and are depreciated over their estimated useful life of two years. Depreciation and warranty expense attributable to HGS consignment units are recorded as cost of revenue. The revenue associated with the sale of implants and disposable products to customers under consignment programs is recognized as revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. We have not experienced any collectibility issues to date and have no allowance for doubtful accounts, provision for doubtful accounts receivable or write offs to date in the accompanying financial statements included in this prospectus.

Inventory Impairment Charges

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials and direct labor. We review our inventory periodically to determine net realizable value. We write down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Accrual for Warranty Costs

Upon installation of a HGS unit, we establish an accrual for the estimated costs associated with providing a standard one-year warranty for defects in materials and workmanship. Due to our limited history of commercial placements of HGS units, the estimation of warranty costs is subjective.

Valuation Allowance for Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, using tax rates expected to be in effect when the differences will reverse. Valuation allowances are established when necessary to reduce the net deferred tax assets to the amounts expected to be realized. A full valuation allowance has been recorded in the accompanying financial statements relating to all our net deferred tax assets.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s fair value or discounted estimate of future cash flows. We have not recorded any such impairment losses to date.

Determination of Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value provisions of Statement of Financial Accounting Standards No. 123 Revised, Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

We adopted SFAS 123(R) using the modified retrospective transition method, which requires the restatement of financial statements for prior periods. Prior to the adoption of SFAS 123(R), we accounted for stock-based compensation arrangements by recording compensation expense based on the estimated fair-value of stock-based awards in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation. The impact of SFAS 123(R) on prior periods was not significant.

We account for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. We record the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes-Merton pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

We selected the Black-Scholes-Merton pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is based on the options vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior. As we have been operating as a private company since inception, we are unable to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar public entities. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Stock-based payment awards are generally amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

The following are measurement dates where a significant grant of options occurred during the 18-months ended August 31, 2007, and the related weighted average exercise price of the stock option grants:

Weighted Average
Grant Measurement Date	Exercise Price

March 2006	$0.42
March 2007	0.82
August 2007	3.67

The weighted average exercise price above represents the estimated fair value of the common stock on the date of grant. The reasons for the differences in the range of weighted average exercise prices of $0.42 to $3.67 per share during the 18 months ended August 2007 are as follows:

Factors affecting option prices in 2006:

•	We secured a license from IBM. The license agreement with IBM provides a license, in the field of orthopedics in combination with a robotic device, to IBM’s patent portfolio.

•	We achieved a significant milestone with the first clinical use of our HGS in support of a unicompartmental knee resurfacing procedure.

•	We achieved the first unit sale of our HGS, including customer acceptance.

Factors affecting option prices in 2007:

•	We closed on $30.0 million of Series C redeemable convertible preferred stock financing.

•	We filed significant patent applications related to our HGS.

•	We entered into a supply and license agreement for the supply of and certain intellectual rights related to our inlay and onlay implants.

•	We achieved a significant milestone with the fiftieth successful MAKOplasty procedure.

•	We engaged investment bankers to initiate the process of an initial public offering, or IPO, and began drafting a registration statement.

In February 2007 and August 2007, we engaged Taylor Consulting Group, Inc., or Taylor Consulting, an independent valuation services firm, to evaluate the reasonableness of the fair values of our common stock at significant option grant dates previously determined by the board of directors, which Taylor Consulting retrospectively determined to be reasonable. In addition, we engaged Taylor Consulting to perform a valuation of the fair value of our common stock as of February 28, 2007 and August 20, 2007.

During the nine months ended September 30, 2007, we recognized $203,000 of compensation expense relating to stock option grants, leaving $2,863,000 to be recognized in future periods. The total unrecognized stock-based compensation for all employee grants through September 30, 2007 is expected to be recognized as follows: $198,000 in the last three months of 2007, $759,000 in 2008, $737,000 in 2009, $642,000 in 2010, $478,000 in 2011, and $49,000 in 2012.

In July 2005 and May 2006, we issued a total of 1,352,250 shares of restricted common stock to our CEO and 150,000 shares of unrestricted common stock to an entity affiliated with the CEO in exchange for promissory notes from the CEO totaling approximately $631,000 representing the fair value of shares on the date of issuance, approximately 50% of which were nonrecourse. The promissory notes accrued interest at a rate of 8% per annum, with 25% of the restricted stock vesting immediately and the remainder vesting monthly over 48 months as service is provided. The restricted stock was pledged as collateral against the promissory notes. In March 2007, we issued 250,000 shares of restricted common stock to our CEO at a purchase price of $0.82 per share, the estimated fair value at the date of issuance, in exchange for a promissory note of $205,000, 50% of which was nonrecourse and a pledge agreement. The March 2007 restricted stock, pledge agreement and promissory note were issued under terms substantially similar to the July 2005 and May 2006 restricted stock issuances. Because it was unclear as to whether the recourse portion had substance as of the dates of issuance of the restricted stock and the promissory notes, we determined to treat the entire amount of the promissory notes related to the restricted stock as nonrecourse for accounting purposes. A nonrecourse note issued for restricted stock is in substance an option to acquire the stock. Accordingly, we recorded compensation expense of approximately $90,000 and $73,000 for the years ended December 31, 2005 and 2006 under stock option accounting guidance, and the promissory notes and the restricted stock are not recorded in the accompanying financial statements.

On September 5, 2007, we forgave outstanding loans of approximately $1.1 million, including accrued interest of $113,000 to Dr. Ferré, which represents all loans outstanding to Dr. Ferré. Of this amount, $949,000 was associated with the issuances of the restricted stock noted above and $200,000 was associated with employee loans. In connection with the forgiveness of the loans, 106,792 shares of common stock were surrendered by our CEO to us to pay for the payroll taxes associated with the taxable income from the forgiveness of the loans. The forgiveness resulted in a modification to the original terms of the restricted stock based award with a charge of approximately $395,000 recorded in the financial statements in the third quarter of 2007. The remaining unrecognized compensation expense of approximately $533,000 relating to the unvested restricted stock will be recorded in the financial statements over the remaining vesting period, along with the related vested common stock. Also on September 5, 2007, the board of directors granted options to Dr. Ferré to purchase 106,792 shares of common stock at an exercise price of $3.67.

Compensation expense related to the CEO restricted stock was approximately $490,000 for the nine months ended September 30, 2007, of which $77,000 was incurred in the eight months prior to the modification, $395,000 was incurred due to the modification, and $18,000 was incurred in the month subsequent to the modification.

Results of Operations

The discussion of results of operations set forth below includes a discussion of the operating results of Z-KAT as our Predecessor from January 1, 2004 through November 11, 2004 and our operating results from

November 12, 2004 through December 31, 2004. Z-KAT’s operations during 2004 involved different utilization of the CAS technology that was contributed to our company. In light of this and because the periods presented for 2004 are not of even duration with our operating results for 2005, the discussion of the operating results for our Predecessor and our company in 2004 are presented in a non-comparative format that focuses on the significant events that occurred during each period.

Nine Months Ended September 30, 2006 Compared to the Nine Months Ended September 30, 2007

Revenue.  Revenue was $35,000 for the nine months ended September 30, 2006, compared to $355,000 for the nine months ended September 30, 2007 and was primarily generated from the sale of implants and disposable products utilized in MAKOplasty procedures. The increase in revenue was primarily due to an increase in MAKOplasty procedures performed during the nine months ended September 30, 2007. The first MAKOplasty procedure was performed in June 2006, and 71 procedures were performed during the nine months ended September 30, 2007 versus 7 procedures performed during the nine months ended September 30, 2006. We expect our revenue to increase as the number of MAKOplasty procedures performed is expected to increase in future periods. The deferred revenue balance was $0 and $2.0 million as of September 30, 2006 and 2007, respectively. The increase in the deferred revenue balance is primarily related to three unit sales of our HGS. Deferred revenue related to unit sales of our HGS will be recognized in our statement of operations if and when we have satisfied all related revenue recognition criteria, which includes the delivery of version 2.0 of the HGS, which is anticipated to be in the first half of 2009, subject to regulatory clearances or approvals.

Cost of Revenue.  Cost of revenue was $29,000 for the nine months ended September 30, 2006, compared to $291,000 for the nine months ended September 30, 2007. The increase in cost of revenue was primarily due to an increase in MAKOplasty procedures performed, the establishment of warranty accruals on sales of HGS units, and royalties incurred on sales of HGS units during the nine months ended September 30, 2007. We expect our cost of revenue to increase as the number of MAKOplasty procedures performed is expected to increase in future periods. In addition, anticipated increases in sales of HGS units will result in an increase in cost of sales as royalty and warranty expense will increase correspondingly. The deferred cost of revenue balance was $0 and $564,000 as of September 30, 2006 and 2007, respectively. The increase in the deferred cost of revenue balance is primarily related to three unit sales of our HGS. Deferred cost of revenue related to unit sales of our HGS will be recognized in our statement of operations if and when we have satisfied all related revenue recognition criteria, which includes the delivery of version 2.0 of the HGS, which is anticipated to be in the first half of 2009, subject to regulatory clearances or approvals.

Selling, General and Administrative.  Selling, general and administrative expense was $3.2 million for the nine months ended September 30, 2006, compared to $7.7 million for the nine months ended September 30, 2007. The increase of $4.5 million, or 141%, was primarily due to a $2.9 million increase in compensation expense associated with increased headcount for selling, marketing, and administrative personnel, which includes a $575,000 increase in stock-based compensation due primarily to the modification of the CEO’s restricted stock discussed in “Determination of Stock-Based Compensation” above and additional grants made in 2007, a $1.3 million increase in general overhead costs due to higher marketing, facility, and travel related costs, and a $304,000 increase in professional fees. We expect our selling, general and administrative expense to increase substantially due to our planned increase in headcount necessary to support the commercial launch of our current version of our HGS, sales and marketing costs associated with the expected commercial launch of version 1.2 and version 2.0 of our HGS, continued growth in operations, and the costs associated with operating as a publicly traded company.

Research and Development.  Research and development expense was $3.3 million for the nine months ended September 30, 2006, compared to $5.3 million for the nine months ended September 30, 2007. The increase of $2.0 million, or 61%, was primarily due to a $1.5 million increase in compensation expense associated with increased headcount for research and development personnel and a $462,000 increase in material, supply and other expenses used in research and development activities. The increases in compensation expense, material and supplies and outside services were related to the development of versions 1.2 and 2.0 of our HGS and our modular implant system. We expect our research and development expense to increase as we continue to expand our research and development activities, including the development of version 2.0 of our HGS.

Depreciation and Amortization.  Depreciation and amortization expense was $418,000 for the nine months ended September 30, 2006, compared to $915,000 for the nine months ended September 30, 2007. The increase of $497,000, or 119%, was primarily due to a $159,000 increase in amortization associated with the license of $5.4 million of intangible assets from a license agreement entered into in March 2006 with IBM, and a $338,000 increase in depreciation of property and equipment due to purchases made subsequent to September 30, 2006. The license agreement with IBM provides a license in our field of business to IBM’s patent portfolio and is stated net of a discount estimated at $590,000, less accumulated amortization of the discount to date, associated with a deferred payment of $4.0 million due upon completion of our initial public offering.

Interest and Other Income.  Interest income was $411,000 for the nine months ended September 30, 2006, compared to $860,000 for the nine months ended September 30, 2007. The increase of $449,000, or 109%, was primarily due to an increase in short-term investments from the net proceeds of our Series C redeemable convertible preferred stock in February 2007. We expect our interest income to increase as a result of the net proceeds of our initial public offering.

Interest and Other Expense.  Interest and other expense was $143,000 for the nine months ended September 30, 2006, compared to $229,000 for the nine months ended September 30, 2007. The increase of $86,000, or 60%, was primarily due to the amortization of the $590,000 discount on the intangible assets licensed in the IBM license agreement entered into in March 2006 as discussed above.

Income Taxes.  No income taxes were recognized for the nine months ended September 30, 2006 and 2007, due to net operating losses in each period. In addition, no current or deferred income taxes were recorded for the nine months ended September 30, 2006 and 2007, as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2006

Revenue.  Revenue was $0 for the year ended December 31, 2005, compared to $63,000 for the year ended December 31, 2006 and was primarily generated from the sale of orthopedic implants and disposal products utilized in MAKOplasty procedures. Revenue was recognized in 2006 as performance of MAKOplasty procedures commenced in 2006. In 2006, 13 MAKOplasty procedures were performed. We expect our revenue to increase as the number of MAKOplasty procedures performed is expected to continue to increase.

Cost of Revenue.  Cost of revenue was $0 for the year ended December 31, 2005, compared to $77,000 for the year ended December 31, 2006. Cost of revenue was recognized in 2006 as performance of MAKOplasty procedures commenced in 2006. Cost of revenue for the year ended December 31, 2006 also included the expense associated with the estimated warranty costs and royalties associated with the sales of the HGS. We expect our cost of revenue to increase as the number of MAKOplasty procedures performed is expected to increase primarily due to an expected increase in HGS unit installations.

Selling, General and Administrative.  Selling, general and administrative expense was $2.7 million for the year ended December 31, 2005, compared to $5.0 million for the year ended December 31, 2006. The increase of $2.3 million, or 85%, was primarily due to a $1.4 million increase in compensation expense associated with increased headcount for selling, marketing, operations, and administrative personnel, a $736,000 increase in general overhead costs due to higher marketing, facility, and travel related costs, a $145,000 increase in employee recruiting costs for sales and marketing and administrative personnel, and a $63,000 increase in legal expenses related to patent filings and general corporate matters. Included in selling, general and administrative expense during 2005 and 2006 are $99,000 and $115,000, respectively, of stock-based compensation.

Research and Development.  Research and development expense was $2.6 million for the year ended December 31, 2005, compared to $5.2 million for the year ended December 31, 2006. The increase of

$2.6 million, or 100%, was primarily due to a $1.3 million increase in compensation expense associated with increased headcount for research and development personnel, a $540,000 increase in material and supplies and a $728,000 increase in outside services. The increases in compensation expense, material and supplies and outside services were related to the development and support of the current version of our HGS and development efforts for version 1.2 of our HGS. Included in research and development expense during 2005 and 2006 is $15,000 and $55,000, respectively, of stock-based compensation.

Depreciation and Amortization.  Depreciation and amortization expense was $99,000 for the year ended December 31, 2005, compared to $644,000 for the year ended December 31, 2006. The increase of $545,000, or 551%, was primarily due to a $451,000 increase in amortization associated with the license of $5.4 million of intangible assets from a license agreement entered into in March 2006 with IBM, and a $94,000 increase in depreciation of property and equipment due to purchases in 2006. The license agreement with IBM provides a license in our field of business to IBM’s patent portfolio and is stated net of a discount estimated at $590,000 less accumulated amortization of the discount to date associated with a deferred payment of $4.0 million due upon completion of our initial public offering.

Interest and Other Income.  Interest income was $269,000 for the year ended December 31, 2005, compared to $477,000 for the year ended December 31, 2006. The increase of $208,000, or 77%, was primarily due to higher average short-term investment balances during 2006 due to the net proceeds of our $20.0 million Series B redeemable convertible preferred stock offering in July 2005.

Interest and Other Expense.  Interest and other expense was $0 for the year ended December 31, 2005, compared to $220,000 for the year ended December 31, 2006. The increase was primarily due to the amortization of the $590,000 discount on the intangible assets licensed in the IBM license agreement entered into in March 2006.

Income Taxes.  No income taxes were recognized for the years ended December 31, 2005 and 2006, due to net operating losses in each period. In addition, no current or deferred income taxes were recorded for the years ended December 31, 2005 and 2006, as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

The Period from November 12, 2004 (Inception) through December 31, 2004

Selling, General and Administrative.  Selling, general and administrative expense was $630,000 for the period from November 12, 2004 through December 31, 2004. Selling, general and administrative expense included compensation expense of $489,000, $25,000 of expenses for professional fees, $21,000 of expenses for recruiting costs, and $95,000 of expenses for general overhead costs. Selling, general and administrative expense primarily related to operating costs associated with the support of the development of the current version of our HGS, and general administrative activities.

Research and Development.  Research and development expense was $403,000 for the period from November 12, 2004 through December 31, 2004. Research and development expense included compensation expense of $239,000, $129,000 of expenses for materials, supplies and other expense and $35,000 of expenses for outside services. Research and development expense were primarily related to the development of the first generation of our HGS.

Income Taxes.  No income taxes were recognized for the period from November 12, 2004 through December 31, 2004 due to net operating losses incurred in such period. In addition, no current or deferred income taxes were recorded for the period from November 12, 2004 through December 31, 2004 as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

The Predecessor Period from January 1, 2004 through November 11, 2004

Revenue.  Revenue was $1.6 million for the period from January 1, 2004 through November 11, 2004. Z-KAT’s revenue was primarily generated from the sale of CAS products of $1.2 million, revenues for development services of $300,000, and revenues for license fees of $69,000.

Cost of Revenue.  Cost of revenue was $1.1 million for the period from January 1, 2004 through November 11, 2004. Z-KAT’s cost of revenue was primarily generated from direct costs related to the sale of CAS products of $924,000 expenses for development services of $131,000, and expenses for license fees of $30,000.

Selling, General and Administrative.  Selling, general and administrative expense was $2.6 million for the period from January 1, 2004 through November 11, 2004. Selling, general and administrative expense included compensation expense of $1.1 million, expenses for professional fees of $690,000, and expenses for general overhead costs of $847,000.

Research and Development.  Research and development expense was $1.5 million for the period from January 1, 2004 through November 11, 2004. Research and development expense primarily related to costs associated with the research and development of CAS products.

Depreciation and Amortization.  Depreciation and amortization expense was $430,000 for the period from January 1, 2004 through November 11, 2004. Depreciation and amortization expense primarily related to amortization of intangible assets of $296,000 related to CAS patents and licenses and, to a lesser extent, depreciation of fixed assets of $134,000.

Interest and Other Expense.  Interest and other expense was $480,000 for the period from January 1, 2004 through November 11, 2004. Interest and other expense primarily related to $332,000 of interest on outstanding loans payable and, to a lesser extent, $148,000 of other expenses, including a fair value adjustment to market associated with preferred stock warrant liability.

Income Taxes.  No income taxes were recognized for the period from January 1, 2004 through November 11, 2004 due to net operating losses incurred in such period. In addition, no current or deferred income taxes were recorded for the period from January 1, 2004 through November 11, 2004 as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

Liquidity and Capital Resources

We have incurred net losses and negative cash flow from operating activities for each period since our inception in November 2004. As of September 30, 2007, we had an accumulated deficit of $34.9 million. We have financed our operations to date principally through the sale of Series A, Series B and Series C redeemable convertible preferred stock. Through September 30, 2007, we received net proceeds of $52.2 million from the issuance of Series A, Series B and Series C redeemable convertible preferred stock. Each share of preferred stock will automatically convert into shares of common stock immediately upon the closing of this public offering. Upon the close of this offering, the cumulative dividends on the redeemable convertible preferred stock accrued to date will be eliminated. See detailed discussion of redeemable convertible preferred stock in Note 7 to Financial Statements.

As of September 30, 2007, we had $20.1 million in cash, cash equivalents and short-term investments. Our cash and investment balances are held in a variety of interest bearing instruments, including corporate bonds, auction rate securities and certificates of deposit. In order to continue operations and achieve our business objectives, we must achieve profitability or obtain additional debt or equity financing. We cannot assure you that we will be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we are unable to obtain sufficient funds on acceptable terms when needed, it could have a material adverse effect on our business, results of operations and financial condition.

As noted in the “Revenue Recognition” section above, sales arrangements for our HGS contain several elements, including elements requiring us to provide upgrades and enhancements to the HGS unit, including hardware and related software on a when and if available basis. As of September 30, 2007, three Haptic Guidance System customers are entitled to receive an upgrade to version 2.0 of the HGS at no additional charge, and one customer has the right to receive it at a discounted price. All of these customer upgrade rights to receive the upgrades through version 2.0 of the HGS are on a when and if available basis. We are not obligated to provide upgrades for the two HGS units under consignment programs for clinical and technical feedback. For sales of HGS units to date, the costs to provide upgrades up to and including the delivery of version 2.0 of the HGS are estimated to not exceed $250,000 in total per customer HGS unit. Payments received upon customer acceptance of HGS units are recognized as deferred revenue until all related revenue recognition criteria is satisfied. We anticipate ultimately recognizing a positive margin on the sales of HGS units to date including the satisfaction of the remaining upgrades through the final deliverable of version 2.0 of the HGS, which is anticipated to be in the first half of 2009, subject to regulatory clearances or approvals. To date, deferred revenue and deferred cost of revenue does not include any amounts related to providing upgrades and enhancements to the HGS units. If we are not able to deliver version 2.0 of the HGS, customers would retain the original HGS unit sold and we would not be obligated to refund the purchase price of the HGS unit.

We are in the process of developing version 2.0 of our HGS. If completion of version 2.0 of our HGS unit is unsuccessful or delayed, or regulatory clearances or approvals are denied or delayed, it could have a material adverse impact on our results of operations and financial position and we may be unable to recognize any revenue associated with sales of our HGS. No right of return exists on sales of HGS if we are unable to complete and deliver version 2.0 of our HGS.

We have various license and royalty agreements which are more fully discussed in Note 6 to the “Financial Statements” section of this prospectus. Royalty payments related to each of these existing agreements are anticipated to range between 1% and 7% of future sales of our HGS units and/or products and are recognized as cost of revenue as incurred. These royalty payments are subject to certain minimum annual royalty payments as shown in the “Contractual Obligations” section below. These license and royalty agreements are not expected to impact our future product development efforts.

Net Cash Used in Operating Activities

Net cash used in operating activities was $3.0 million for the period from January 1, 2004 through November 11, 2004. Net cash used in operating activities primarily reflects the net loss for the period, which was reduced in part by depreciation and amortization, stock-based compensation, accrued interest, and changes in operating assets and liabilities.

Net cash used in operating activities was $279,000, $5.0 million and $9.4 million for the period from November 12, 2004 through December 31, 2004, and the years ended December 31, 2005 and 2006, respectively. Net cash used in operating activities was $6.3 million and $9.7 million for the nine months ended September 30, 2006 and 2007, respectively. Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by depreciation and amortization, stock-based compensation, accrued interest, and changes in operating assets and liabilities. Included in the changes in operating assets for the year ended December 31, 2006 and the nine months ended September 30, 2007, are $700,000 and $1.3 million, respectively, of increases to the deferred revenue balance partially offset by increases in the deferred cost of revenue balance. The increases to the deferred revenue balance are primarily related to unit sales of our HGS. Deferred revenue related to unit sales of our HGS will be recognized in the statement of operations upon satisfaction of all related revenue recognition criteria.

Net Cash Provided by or Used in Investing Activities

Net cash provided by investing activities was $273,000 for the period from January 1, 2004 through November 11, 2004. Net cash provided by investing activities primarily relates to the sale of assets during the period.

Net cash provided by (used in) investing activities was $(61,000), $(10.8 million), $5.4 million, $5.0 million, and $(6.3 million) for the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, respectively. Net cash used in investing activities was primarily related to purchase of short-term investments and, to a lesser extent, the acquisition of intangible assets and property and equipment partially offset by the proceeds from the sale of short-term investments. Net cash provided by investing activities was primarily related to the proceeds from the sale of short-term investments partially offset by the license of intellectual property rights from IBM and, to a lesser extent, the purchase of investments and property and equipment.

Net Cash Provided by or Used in Financing Activities

Net cash provided by financing activities was $3.2 million for the period from January 1, 2004 through November 11, 2004. Net cash provided by financing activities primarily relates to the issuance of short term loans during the period.

Net cash provided by (used in) financing activities was $2.3 million, $20.0 million, $(7,000), $1,000, and $27.9 million for the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007, respectively. Net cash provided by our financing activities was primarily attributable to the issuance of Series A redeemable convertible preferred stock in the period from November 12, 2004 through December 31, 2004, the issuance of Series B redeemable convertible preferred stock in the year ended December 31, 2005, and the issuance of Series C redeemable convertible preferred stock in the nine months ended September 30, 2007. The net cash provided by financing activities for the nine months ended September 30, 2007 was partially offset by deferred initial public offering costs incurred and capitalized during the period.

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for the next several years as we develop version 2.0 of our HGS and a modular implant system, expand our sales and marketing capabilities in the orthopedics product market, and develop the corporate infrastructure required to sell and market our products and operate as a publicly traded company. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the expected commercial launch of version 2.0 of our HGS and modular implant system in the first half of 2009.

We believe the net proceeds from this offering, together with our cash, cash equivalents and investment balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 24 months. If our available cash, cash equivalents and investment balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or enter into a credit facility. The sale of additional equity and debt securities may result in dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities will have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business and results of operations.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as version 2.0 of our HGS and modular implant system, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver a commercial product to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

•	the success of our research and development efforts;

•	the expenses we incur in selling and marketing our products;

•	the costs and timing of regulatory clearance;

•	the revenue generated by sales of our future products;

•	the rate of progress and cost of development activities;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual product rights, or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies, although we currently have no understanding, commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
		December 31,			After
Contractual Obligations	Total	2007	2008-2009	2010-2011	2011

Operating lease — real estate	$977,000	$202,000	$423,000	$352,000	$—
Capital leases — furniture	78,000	54,000	24,000	—	—
IBM deferred license fee(1)	4,000,000	4,000,000	—	—	—
Minimum royalty payments — licenses	4,492,000	584,000	1,201,000	1,260,000	1,447,000

Total	$9,547,000	$4,840,000	$1,648,000	$1,612,000	$1,447,000

The table above reflects only payment obligations that are fixed and determinable and does not give effect to contingent obligations, such as dividend, redemption and liquidation rights on our shares of redeemable convertible preferred stock outstanding. Our commitments for operating leases relate to the lease for our headquarters in Ft. Lauderdale, Florida. Our commitments for minimum royalty payments relate to payments under various licenses and sublicenses as discussed in the “Financial Statements” section of this prospectus. There has been no material change in these obligations other than scheduled payments through September 30, 2007. Additionally, MAKO does not have any significant purchase commitments or obligations.

(1) In March 2006, we entered into a license agreement with IBM in exchange for a payment of $2.0 million upon execution of the agreement and pursuant to which we are required to make a $4.0 million payment to IBM upon the initial public offering of our common stock or other change in control events (e.g., acquisition or change in voting ownership greater than 50.01%). For purposes of disclosure in this table, we have assumed that the $4.0 million payment to IBM will occur upon the closing of our initial public offering in 2007.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 effective January 1, 2007. No cumulative adjustment to our accumulated deficit was required upon adoption.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.

SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of our balance sheets and statement of operations and the related financial statement disclosures. We adopted SAB 108 effective January 1, 2007. We have determined that the adoption of SAB 108 had no material effect on our results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted effective January 1, 2008. We are currently evaluating the effect that the adoption of SFAS 157 will have on our results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 159 will have on our results of operations and financial position.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is confined to our cash, cash equivalents and short-term investments which have maturities or interest reset dates of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

BUSINESS

Overview

We are a medical device company that markets our advanced robotic solution and orthopedic implants for minimally invasive orthopedic knee procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient-specific, early to mid-stage osteoarthritic knee disease. MAKOplasty is performed using our proprietary, U.S. Food and Drug Administration, or FDA, cleared Haptic Guidance System, or HGS. Our HGS includes an interactive haptic robotics platform that utilizes tactile-guided robotics and patient-specific visualization to prepare the knee joint for the insertion and alignment of our resurfacing implants through a keyhole incision in a minimally invasive, bone-preserving and tissue-sparing procedure. We believe MAKOplasty will empower physicians to address the needs of the large and growing, yet underserved population of patients with early to mid-stage osteoarthritic knee disease who desire a restoration of quality of life and reduction of pain, but for whom current surgical treatments are not appropriate or desirable due to the highly invasive nature of such procedures, the slow recovery and the substantial costs of rehabilitation, medication and hospitalization.

Unlike conventional knee replacement surgery, which requires extraction and replacement of the entire joint, MAKOplasty enables resurfacing of the specific diseased compartment of the joint, preserving significantly more soft tissue and healthy bone of the knee. We believe localized resurfacing can be optimized using the robotics technology of our HGS which offers consistently reproducible precision to surgeons to achieve optimal implant placement and alignment. We believe that the tissue-sparing and bone-conserving techniques enabled with MAKOplasty can offer substantial advantages to patients, surgeons and healthcare providers. Because of the minimally invasive nature of the procedure, smaller incisions are required, which lead to less tissue loss and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient’s natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty have the potential to experience better functionality and more natural knee movements, thereby achieving an improved post-operative quality of life. Finally, because our HGS is easy to use, we believe that our MAKOplasty solution makes resurfacing procedures accessible to orthopedic surgeons with a broad range of training and skills and has the potential to lead to greater adoption of knee resurfacing solutions for early to mid-stage osteoarthritis of the knee.

In May 2005, we obtained 510(k) marketing clearance from the FDA for a surgical visualization system with a robotic arm that was an earlier version of our HGS. In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our HGS. We have subsequently developed and introduced several upgrades to our HGS and plan to launch version 2.0 of our HGS in the first half of 2009, subject to regulatory clearances. As part of the sales contract, existing HGS customers are entitled to receive a replacement version 2.0 unit at no additional charge, with the exception of one customer who has the right to receive it at a discounted price. As of November 8, 2007, we have commercially installed five Haptic Guidance Systems and installed two additional units for research and evaluation purposes. As of November 8, 2007, 125 MAKOplasty procedures have been performed since commercial introduction in June 2006. We are currently conducting a post-market study of MAKOplasty, which is aimed at demonstrating the accuracy of the placement and alignment of our implants and the clinical efficacy of the MAKOplasty procedure. We anticipate that preliminary results of this study will be available in the first quarter of 2008. We have an intellectual property portfolio of more than 200 licensed or owned patents and patent applications relating to the areas of computer-assisted surgery, robotics, haptics and implants.

To date, we have generated revenues primarily from the sale of implants and disposable products, the majority of which is from a single customer, Holy Cross Hospital, Inc. Although we have generated some revenue from sales of our current version of the HGS, we are unable to recognize such revenue until we have fulfilled our contractual obligation to deliver version 2.0 of our HGS to customers.

Industry Background

The Growing Osteoarthritis Problem

Osteoarthritis is a common medical condition that leads to the degeneration of joints from aging and repetitive stresses, resulting in a loss of the flexibility, elasticity and shock-absorbing properties of the joints. As osteoarthritis disease progresses, the cartilage and other soft tissues protecting the surfaces of key joints in the body, including knees, hips and shoulders, deteriorate, resulting in substantial and chronic joint pain, numbness and loss of motor function. This pain can be overwhelming for patients and can have significant physical, psychological, quality of life and financial implications. According to estimates by the National Institutes of Health, or NIH, 21 million people in the U.S., or 12.1% of the U.S. population age 25 and older, suffer from osteoarthritis.

Compelling demographic trends, such as the growing, aging and more active population and rising obesity rates are expected to be key drivers in the continued growth of osteoarthritis. The NIH projects that by 2030, 20% of Americans, or approximately 72 million people, will be 65 years or older and will be at high risk of developing osteoarthritis. According to Frost & Sullivan, it is estimated that in 2007 there are 73.7 million obese people in the U.S. and by 2012, as many as 88 million Americans will suffer from obesity. According to the American Journal of Epidemiology, obese women had nearly four times the risk of suffering from osteoarthritis of the knee as non-obese women, and obese men had nearly five times the risk of suffering from osteoarthritis of the knee as non-obese men.

For the most severe cases of osteoarthritis, in which patients suffer from extreme pain, reconstructive joint surgery may be required. Reconstructive joint surgery involves the removal of the bone area surrounding the affected joint and the insertion of one or more manufactured implants as a replacement for the affected bone. According to Knowledge Enterprises, Inc., the joint replacement product market as a whole, including knees, hips, elbows, wrists, digits and shoulders, is estimated to have approached $9 billion worldwide in 2004. According to Frost & Sullivan, the U.S. joint implant market was nearly $6 billion in 2006, and is expected to grow to nearly $10 billion by 2013, with knee and hip implant systems representing the two largest sectors.

Market for Osteoarthritis of the Knee

The knee joint consists of the medial, patellofemoral and lateral compartments. As depicted below by the shaded diseased areas of the knee joint, osteoarthritis of the knee usually begins with the deterioration of the soft tissue and cartilage in the medial compartment and progresses to either or both the patellofemoral and lateral compartments. The progression of osteoarthritis of the knee can take many years, and even in the early-stages, it can result in substantial pain for the patient and a reduction in the quality of life.

Early-Stage	Mid-Stage	Late-Stage

According to Datamonitor, in 2006 there were approximately 15 million people in the U.S. with osteoarthritis of the knee. The growth of osteoarthritis of the knee among the U.S. population is expected to accelerate as the increasingly active population ages and obesity rates increase. As a result of this substantial clinical need, the market for orthopedic knee procedures in the U.S. has experienced tremendous growth over the past decade. According to Frost & Sullivan, the U.S. market for total knee replacement and knee resurfacing procedures was greater than $2.7 billion in 2006, and is expected to grow at approximately 8% per year to more than $4.6 billion by 2013. In addition to the substantial costs of the procedure itself, total knee replacement and resurfacing procedures represent significant incremental costs to the healthcare system. These include costs associated with rehabilitation, medication, hospitalization and, over the long-term, costs incurred as a result of replacements or revisions that may be required due to wear and tear or improper placement.

Current Orthopedic Knee Arthroplasty Approaches

To date, arthroplasty options for treating osteoarthritis of the knee have been limited to either total knee replacement surgery or knee resurfacing procedures.

Total Knee Replacement.  Currently, most people who choose to surgically address osteoarthritis of the knee elect to undergo total knee replacement surgery. Total knee replacement is a highly invasive surgical procedure in which a patient’s diseased knee joint is removed and replaced with a manufactured replacement knee joint comprised of several components that attempt to mimic the normal function of the knee joint. The procedure requires a large incision ranging from 4 to 12 inches to accommodate the complex scaffold of cutting blocks and jigs required to execute the blunt, planar cuts involved in total knee replacement surgery and to prepare the knee for insertion of the large implants. Both internal and external soft-tissue damage is significant in this procedure as the entire knee joint is fully exposed and much of the bone and tissue surrounding it are removed. The bone cuts are also extensive, presenting a large surface area for bone bleeding. The implants are typically manufactured out of metal, ceramic or polymers and have an approximate useful life of between 15 and 20 years before they usually are revised or replaced.

The figures below illustrate a conventional total knee replacement surgery and implant:

Total Knee Replacement Surgery	Total Knee Implant

Despite its long history as an established and effective orthopedic procedure, total knee replacement surgery is not an ideal option for many patients suffering from early to mid-stage, unicompartmental or multicompartmental degeneration of the knee. Some of the principal limitations of total knee replacement surgeries include:

•	highly invasive nature of the surgical procedure, which requires a large incision ranging from 4 to 12 inches to prepare and implant the large implants;

•	significant damage to the bone and tissue surrounding the joint;

•	substantial bone bleeding;

•	required removal of all three compartments of the knee, regardless of which compartments are actually diseased;

•	extended and often painful recovery time and rehabilitation;

•	reduced mobility and range of motion; and

•	likely implant replacement or revision in approximately 15 to 20 years when the implant reaches the end of its useful life.

For these and other reasons, many people who are eligible for total knee replacement surgery elect not to undergo or postpone the procedure, choosing instead to suffer significant pain and limited mobility. According to a 2006 Duke University survey of published literature, approximately 92% of men and 87% of women who were candidates for total knee replacement surgery declined to undergo the procedure.

Unicompartmental Knee Resurfacing.  Unicompartmental knee resurfacing is a less invasive arthroplasty procedure in which only the arthritic region of the knee is removed and a small implant is inserted to resurface the diseased compartment of the knee. Unicompartmental knee resurfacing procedures are ideal for patients with early to mid-stage osteoarthritis and are aimed at sparing the healthy bone, cartilage and other soft tissues typically removed in a conventional total knee replacement procedure. Today, other than those performed by surgeons using MAKOplasty, these procedures are performed manually and require a level of training, expertise and precision that significantly exceeds what is required for the typical total knee replacement surgery. Orthopedic Network News has estimated that more than 49,000 unicompartmental knee resurfacing procedures were performed in 2006 in the U.S.

Unicompartmental knee resurfacing is a potentially more desirable procedure than total knee replacement surgery for patients suffering from early to mid-stage degeneration of the knee because it preserves more of the patient’s natural anatomy and results in less trauma to the patient. As a result, patients experience less tissue loss and faster recoveries. However, despite the potential clinical, quality of life and cost benefits of the procedure, it has achieved only limited adoption to date, in part, as a result of the following limitations that make performing the procedure very difficult:

•	the restricted room to maneuver and impeded line of sight due to the smaller incision and minimally invasive nature of the procedure which make it difficult to insert, place and align the implant properly; and

•	the complex process of removing portions of the bone and resurfacing the knee joint in preparation for the implant.

The difficulties in manually executing a unicompartmental knee resurfacing procedures can result in inaccurate implant alignment, which can lead to reduced range of motion and premature implant failure. In light of the difficulties, many physicians choose not to recommend the procedure and many patients choose either to live with the osteoarthritic pain or to undergo total knee replacement surgery. According to Medtech Insight, LLC, some experts estimate that between 5% to 20% of patients who underwent total knee replacement surgeries had osteoarthritis in only one compartment of the knee, which we believe may qualify them as appropriate candidates for a unicompartmental implant.

Introduction of Minimally Invasive Surgery

Over the past thirty years, one of the most significant medical trends has been the development of minimally invasive methods of performing surgical procedures. Compared to traditional, open surgical techniques, minimally invasive techniques offer potentially superior benefits for patients, surgeons and hospitals. For patients, these techniques result in reduced procedure-related pain and less scarring at the incision site leading to faster recovery times and shorter post-operative hospital stays, as well as better aesthetic outcomes. For the surgeon, these techniques reduce procedure-related complications and have the potential to reduce risks associated with more invasive procedures. For the hospital, these procedures can result in reduced hospital stays for faster recovery times and lower rates of complications.

Despite the many benefits of minimally invasive techniques, however, they also present several notable limitations due to the restricted surgical space, including:

•	restricted vision at the anatomical site;

•	cumbersome handling of surgical instruments;

•	difficult hand-eye coordination; and

•	limited tactile feedback.

Minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities of the human body. However, because of the limitations of minimally invasive techniques, they have been less successful for complex surgical procedures requiring cutting and replacement of large anatomical parts that nevertheless require precision and control.

Introduction of Robotics into Other Surgical Fields

We believe that the application of robotics technologies in minimally invasive surgical procedures represents the next generation in the evolution of the surgical technique. These technologies are being developed to provide surgeons with a more precise, repeatable and controlled ability to perform complex procedures by offering increased visual acuity and greatly improved tactile feedback. These characteristics empower surgeons to better control their surgical technique and limit the margin of error.

With the assistance of robotics technology, an increasing number of surgeons have been able to perform procedures previously limited to a small subset of highly-skilled surgeons. In addition, robotics technology has allowed these procedures to be performed in a more minimally invasive manner, requiring only small incisions, which result in reduced procedure related trauma, fewer infections and post-procedure complications, and reduced recovery and hospitalization times.

To date, robotics technology has been successfully applied in a variety of diverse fields including urology, gynecology, cardiothoracic surgery and catheter-based interventional cardiology and radiology. The success of robotics technologies in these applications has led to the growing adoption and commercialization of these technologies in the medical world.

The Use of Robotics in Orthopedic Surgical Procedures

Despite the success of robotics technology in other medical fields, only limited applications have been available in the field of orthopedics to date. Some orthopedic companies have introduced instruments that are smaller than their predecessors, which are marketed as “minimally invasive,” but these instruments still require large incisions to perform the surgical procedure. Orthopedic companies have also introduced surgical navigation systems that are designed for use in open procedures. However, while these surgical navigation systems do provide a minimally invasive means of viewing the anatomical site, their benefits are marginal because they do not improve a surgeon’s ability to make consistently reproducible and precise surgical movements through a small keyhole incision.

We believe that the limitations of currently available surgical options for knee disease have created a sizeable market for treatment of a large, growing, and underserved population of patients with early to mid-stage osteoarthritis of the knee. We believe that robotics technology is the key to enabling surgeons to perform the kind of minimally invasive knee surgery that results in restoration of function and improved post-operative outcomes for such patients.

The MAKO Solution

We have designed our MAKOplasty solution to provide the consistently reproducible precision, accuracy and dexterity necessary for a surgeon to successfully perform minimally invasive orthopedic arthroplasty procedures on the knee despite a limited field of vision in a confined anatomical space. Our MAKOplasty solution is composed of two critical components: the HGS, which consists of the proprietary haptic robotic arm and our patient-specific visualization system that provides both pre-operative and intra-operative guidance to the surgeon, and the MAKO implant portfolio which is designed for minimally invasive restoration of the diseased compartment of the joint. By integrating robotics and patient-specific visualization technology with the touch and feel of the surgeon’s skilled hand, MAKOplasty is designed to enable a level of surgical precision and accuracy that is beyond the scope of the typical surgeon’s freehand capabilities, which we believe will result in broad adoption of our technologies by orthopedic knee surgeons and better outcomes for patients. We believe MAKOplasty offers the following key benefits to patients, surgeons and hospitals:

•	Minimally Invasive Targeted Knee Arthroplasty. MAKOplasty enables surgeons to isolate and resurface just the diseased compartment of the knee joint through a minimally invasive keyhole incision, rather than replacing the entire joint. The precision of our robotics technology makes such minimally invasive targeted treatment possible by eliminating the complex scaffold of cutting blocks and jigs that would otherwise be required to execute the blunt, planar bone cuts and insert the large implants involved in conventional total knee replacement surgery or a manually executed resurfacing procedure. We believe that our solution will make minimally invasive orthopedic procedures, like unicompartmental resurfacing, a viable option for a greatly expanded pool of patients and physicians.

•	Consistently Reproducible Precision. We believe that MAKOplasty will reduce the variability of procedure outcomes and increase efficacy through the consistently reproducible precision provided by our computer-assisted and haptic robotics-enabled technology. We believe that the precision of our cutting process and placement and alignment of implants leads to significantly improved and reliable results, compared to conventional, manually executed unicompartmental resurfacing procedures. The surgeon retains control of the actual movements of the robotic arm within a pre-established volume of space, the haptic “safety zone,” which is tracked and bounded by our HGS. We believe that the haptic safety zone lowers the risk of surgical error, while the 3-D visualization enables improved placement and alignment of the implant. We believe that this consistently reproducible precision will enable physicians to be trained in the use of MAKOplasty in a relatively short period of time and also increase the number of physicians who are willing and able to perform unicompartmental resurfacing procedures.

•	Ease of Use. We believe that our HGS leverages and complements the surgical skills and techniques already familiar to the surgeon, while providing substantial incremental control and precision that has not previously been possible. The customized, patient-specific visualization system guides the surgeon through each step of the surgical procedure, while the haptic “safety zone” ensures that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint.

•	Improved Restorative Post-Operative Outcomes. Due to the minimally invasive nature of the procedure, we believe that patients who undergo MAKOplasty are likely to experience less tissue loss, less visible scarring and a faster recovery, thereby reducing the cost of rehabilitation, physical therapy, medication and hospitalization. In addition, because more of the patient’s natural anatomy is preserved and less trauma is inflicted on the knee, patients who undergo MAKOplasty have the potential to experience better mobility, comfort, range of motion and more natural knee movements to achieve an improved post-operative quality of life.

•	Reduced Costs for Patients and Hospitals. The minimally invasive nature of the MAKOplasty solution aids hospitals and patients in reducing costs by shortening hospital stays and recovery periods and reducing the amount of rehabilitation and medication.

The comprehensive nature of the MAKOplasty solution also provides hospitals with all the implants and disposable products necessary to perform the procedures, reducing the administrative and inventory management burden for hospitals. We believe that our complete knee arthroplasty solution represents a substantial improvement over currently available approaches which we hope will lead to rapid adoption in the marketplace.

The figure below illustrates a MAKOplasty unicompartmental resurfacing procedure.

Our Strategy

Our goal is to drive sales of our HGS and generate recurring revenues through sales of implants, disposable products and service contracts by establishing MAKOplasty as the preferred surgical procedure for patients with early to mid-stage, unicompartmental and multicompartmental degeneration of the knee. We believe that we can achieve this objective by working with our hospital partners to demonstrate key benefits of MAKOplasty, such as consistently reproducible surgical precision, improved post-operative outcomes and reduced healthcare costs. Our strategy includes the following key elements:

•	Focus on key physicians and thought leaders to encourage early adoption of our MAKOplasty solution. We plan to initially focus our marketing efforts on key orthopedic surgeons who currently perform the majority of unicompartmental knee procedures or who are actively involved in the development of minimally invasive orthopedic approaches. We also plan to focus our marketing efforts on the hospitals with which these key surgeons are affiliated and engage them as our partners to promote the benefits of MAKOplasty. Our strategy is to convince hospitals that through early adoption of MAKOplasty and purchase of our HGS, they can reinforce their reputations as leading institutions for the treatment of early to mid-stage osteoarthritis of the knee.

•	Expand the market for unicompartmental knee resurfacing. We plan to expand the market for unicompartmental knee resurfacing procedures by encouraging use of the procedure for patients who, given only conventional surgical alternatives, would have opted for total knee replacement surgery or no surgery at all. Our current application of MAKOplasty is for unicompartmental knee resurfacing procedures using an inlay knee implant system. To accommodate additional patient profiles and surgeon preferences, we plan to offer an onlay knee implant system in the first quarter of 2008, upon and subject to regulatory clearance. We believe that the potential benefits of our MAKOplasty solution and the combination of these product offerings will facilitate our efforts to expand and capture the market for unicompartmental knee resurfacing.

•	Drive volume sales of implants and disposable products for installed HGS units. Following the initial installation of our HGS at a given hospital, we intend to expand the number of orthopedic surgeons who use our HGS and work with the hospitals and their surgeons to promote patient education about the benefits of MAKOplasty. Our goal is to increase usage per system to drive higher volume sales of our implants and disposable products.

•	Expand our product offerings to multicompartmental implants. We believe that a key to growing our business is expanding the application of MAKOplasty to resurfacing procedures that address mid-stage multicompartmental degeneration of the knee. This modular application of MAKOplasty to multicompartmental resurfacing procedures will allow orthopedic surgeons to treat degenerative osteoarthritis of the knee from early-stage, unicompartmental degeneration through mid-stage, multicompartmental degeneration with a single knee implant system. To achieve this goal, we are developing the next version of our HGS, which will include improved surgical planning and execution software and customized bone cutting instruments. We are also developing new modular implants, as well as strengthening our intellectual property rights as necessary to support these new offerings. We believe that this expanded product offering should position us as a leading company in the field of orthopedic knee procedures, offering a complete range of minimally invasive solutions for the treatment of osteoarthritis of the knee.

•	Demonstrate the clinical and financial value proposition of MAKOplasty. We intend to collaborate with leading surgeons and early-adopting hospitals through such programs as the MAKOplasty Knee Center of Excellence to build clinical and financial data which support the benefits of MAKOplasty. The MAKOplasty Knee Center of Excellence is a program developed in conjunction with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty. As part of the collaborative program, participating hospitals maintain and provide us with certain clinical and financial data that we use to support the business case for the MAKOplasty solution. Our goal is to establish clinical data supporting the safety and efficacy of MAKOplasty unicompartmental resurfacing procedures, as well as the accuracy and longevity of such implant placements, while demonstrating to hospitals the top and bottom line financial benefits of our MAKOplasty solution.

Our Products

Our proprietary technology consists of two components: our HGS and our knee implants for use in the resurfacing procedures.

Haptic Guidance System

The centerpiece of MAKOplasty is the HGS, a proprietary haptic robotic and patient-specific visualization system that provides both pre-operative and intra-operative guidance to the surgeon, enabling minimally invasive, tissue-sparing bone removal and implant insertion. Our HGS consists of two elements: a haptic robot utilizing an integrated bone-cutting instrument and a patient-specific visualization component.

The figures below identify the key components of the haptic robotic arm and stereo tracking system and instruments:

Haptic Robot. The haptic robot consists of the key components identified in the figures above and incorporates the following specifications, features and benefits:

•	Haptic Robotic Arm — The haptic robotic arm is designed to respond fluidly to movements initiated by the surgeon operating the bone cutting instrument. We have designed the robotic arm with five degrees of freedom which enables the robotic arm to achieve substantial dexterity and range of movement. The robotic arm helps enforce a haptic safety zone that is established by the patient-specific visualization system by providing haptic, or tactile, resistance when the boundaries of the haptic safety zone are reached. This haptic resistance helps ensure that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint.

•	Controller — The controller is the electronic hardware and firmware component of our computing system which interfaces with our proprietary surgical planning and execution software to allow the surgeon to safely guide the haptic robotic arm. The controller governs the basic, low-level functions of the haptic robot, such as the haptic constraints and the safety circuit.

•	Stereo Tracking System Camera and Instruments — During a MAKOplasty procedure, the boundaries of the haptic safety zone are tracked continuously through a series of images transmitted to the computer system by an infrared stereo tracking system, which consists of a special camera that is directed toward a series of spheres and arrays placed in the patient’s joint by bone pins. The tracking system assists the HGS in locating and physically tracking the patient’s anatomy and coordinating its real-time position with the cutting instrument of the robotic arm. It has a refresh rate of approximately 30 – 60 hz (cycles/second), providing the HGS with a sufficient flow of information regarding movements by both the patient and the robotic arm to ensure optimal cutting and placement. Our HGS is able to adjust for any body movements and to communicate such adjustments to the robotic arm, which responds to such feedback at rates up to 2,000 hz (cycles/second). As a result, the surgeon can freely move the robotic arm within the defined space, but encounters haptic tactile resistance as the boundaries of such space are reached.

•	End Effector — The end effector is the mechanical component by which the bone cutting instrument is attached to the haptic robotic arm. It is designed to ensure the secure placement of the bone cutting instrument, while providing the flexibility necessary for the surgeon to manipulate the instrument.

•	Bone Cutting Instrument with Disposable Cutting Tip — The bone cutting instrument is integrated into the haptic robotic arm at the end effector. This instrument is composed of a high-speed motor and a component that houses a variety of single-use bone cutting tips. The design of the bone cutting instrument allows the surgeon to grip it in a manner similar to holding a pen-like cutting tool, making it easy to manipulate the instrument in the patient’s anatomy. The cutting tip is the disposable end tip of the bone cutting instrument that makes contact with the knee joint and actually removes the bone for placement of the implant in accordance with the pre-operative plan. In combination with our haptic robotic arm, the bone cutting instrument enables the smooth precision and accuracy necessary for resurfacing procedures.

•	Portable Base Console — The base component of our haptic robotic arm is a mobile unit that enables the portability of the haptic robotic arm from one operating room to another. The base controller houses the controller and various electrical and mechanical components that help power the haptic robotic arm. Its design enables the console to be situated next to the patient during surgery and the haptic robotic arm to be conveniently positioned over the patient’s anatomy.

The figure below identifies the key components of the patient-specific visualization system:

Patient-Specific Visualization System. Our patient-specific visualization system is a vital part of our ability to deliver minimally invasive surgical procedures for the knee. The surgical team uses our system pre-operatively to plan and intra-operatively to guide the surgical procedure. It consists of the key components identified in the figure above and incorporates the following specifications, features and benefits:

•	Surgical Planning and Execution Software — Our surgical planning and execution software, which is integrated into our patient-specific visualization system, is used during the pre-operative surgical planning process to visualize and map the exact portion of bone to be removed and resurfaced, define the anatomical boundaries of the haptic safety zone and plan the optimal placement and alignment of our implants. During the procedure, the visualization system guides the surgeon through each specific, well-defined surgical technique and displays in real time each current and planned surgical activity.

•	Haptic Safety Zone — While the robotic arm enforces a haptic safety zone by providing haptic resistance when the boundaries of the haptic safety zone are reached, our patient-specific visualization system provides a visual representation of the haptic safety zone and provides additional visual and auditory cues when the boundaries of such haptic safety zone are reached. The combination of this haptic resistance and patient-specific visualization helps ensure that the surgeon does not apply the bone cutting instrument beyond the intended area of the knee joint.

•	Instrument Locator — The instrument locator provides visual guidance on the position of the bone cutting instrument and other surgical instruments in relation to the patient’s anatomy.

•	Monitors — Prior to surgery, patients undergo a conventional CT-scan that captures an image of the diseased knee joint. This CT-image is uploaded to the patient-specific visualization system, which then processes the image and displays a 3-D volume in space corresponding to the implant shape and placement overlaid onto the CT-image of the patient’s knee joint. This patient-specific visualization of our implant overlaid onto an image of the patient’s actual knee joint helps the surgeon to pre-operatively plan the procedure, by providing information which enables the surgeon to determine the optimal placement and alignment of the implant and establishing the boundaries of the haptic safety zone. During surgery, each monitor projects an active 3-D representation of the patient’s actual knee joint, showing the areas of the bone that are actually removed as the procedure progresses. Various fields of view and angles are made available.

•	Mobile Base — The base component of our visualization system is a mobile unit that enables the portability of the patient-specific visualization system from one operating room to another. It houses our computer hardware and our surgical planning and execution software and various electrical and mechanical components that help power the visualization system.

Version 1.0 of the Haptic Guidance System

In November 2005, we obtained 510(k) marketing clearance from the FDA for version 1.0 of our HGS for use with an inlay knee implant system, as described below. We have subsequently developed and introduced several upgrades to our HGS, including improvements to our surgical planning software as well as changes to certain instrumentation to make the device easier to use. We determined that these modifications did not require the submission of a new 510(k) application.

Version 1.2 of the Haptic Guidance System

In September 2007, we submitted a Special 510(k) application with the FDA for version 1.2 of our HGS, which the FDA indicated was converted to a Traditional 510(k) application. The Traditional 510(k) application for version 1.2 of our HGS includes updates that we incorporated into our HGS since version 1.0, the last version that was cleared by the FDA. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our use of the terms “haptic” and “robot” in the labeling for version 1.2. We submitted a response to the FDA on November 7, 2007 explaining why we believe that use of the terms “haptic” and “robot” in the labeling for version 1.2 of our HGS is justified, but we cannot assure you that the FDA will agree with our position. See “Risks Related to Our Business — We may be required by the FDA to qualify the terms “haptic” and “robot” or not use these terms at all to label and market our current or future products, which could harm our ability to market and commercialize our products.” Based on the current status of the Traditional 510(k) application, we hope to obtain FDA clearance for version 1.2 of our HGS in the first quarter of 2008, which may or may not include clearance to use the terms “haptic” and “robot” or qualified versions of such terms. We expect to commercially introduce version 1.2 of our HGS upon and subject to obtaining such clearance. However, there is no guarantee that the FDA will grant 510(k) clearance for this product in the first quarter of 2008, or at all. Version 1.2 will feature new surgical planning software applications and instrumentation necessary to support unicompartmental resurfacing procedures using a tibial onlay knee implant system. Version 1.2 will also reflect further refinement of the basic instrumentation set and feature a customized bone cutting instrument.

Future Versions of the Haptic Guidance System

We are also developing version 2.0 of our HGS. We expect that version 2.0 will represent an important expansion from the first generation of our HGS, enabling application of MAKOplasty to multi compartmental resurfacing procedures, allowing orthopedic surgeons to treat degenerative osteoarthritis from early-stage, unicompartmental degeneration through mid-stage, multicompartmental degeneration with a modular knee implant system. In addition, we currently plan to incorporate in version 2.0 the following improvements, which we believe will allow us to offer the benefits of MAKOplasty to more patients:

•	improved dexterity and range of motion in the robotic arm to allow additional degrees of freedom in the movement of the robotic arm;

•	physical integration of the patient-specific visualization system, robotic arm, bone cutting instrument, and electronic components;

•	improvement of the tracking system for monitoring movements by the patient and the robotic arm;

•	intelligent implant planning features that will aid the surgeon in achieving optimal patient-specific alignments;

•	redesign of certain components to make them more accessible for service repairs and easier to replace; and

•	sophisticated industrial design and state-of-the art user interface.

We plan to commercially release version 2.0 of our HGS in the first half of 2009, subject to regulatory clearances or approvals. In addition, we intend to apply for a European Union CE marking.

Knee Implants

Inlay Implant for Use in Unicompartmental Procedures

The second component of MAKOplasty is our implant portfolio that is designed for insertion in a minimally invasive manner. We currently offer an inlay knee implant system for unicompartmental resurfacing procedures. The inlay knee implant system is composed of a rounded, anatomically-shaped femoral component that attaches to the sculpted surface of the femur and a flat polymer component that fits into a “pocket” that has been sculpted in the tibial bone by the HGS. Both the femoral and tibial components are offered in multiple sizes to best accommodate the size and shape of the patient’s knee. Patients with relatively good tibial bone quality, including a sufficiently thick and appropriately located bed of hardened tibial bone, are generally candidates for our inlay implants.

Inlay Implant	Onlay Implant

Post-operative Inlay Implant Placement	Post-operative Onlay Implant Placement

Onlay Implant for Use in Unicompartmental Procedures

We hope to offer a second type of unicompartmental implant, an onlay knee implant system, in the first quarter of 2008, upon and subject to regulatory clearance for version 1.2 of our HGS, to accommodate different patient profiles and surgeon preferences. We expect the MAKO onlay knee implant system to consist of a femoral component and a flat polymer component that is backed by a metal support. The metal support is placed horizontally on a planar surface prepared on the tibia by the HGS, rather than fitted into a pocket of the tibia. The onlay knee implant system is designed to accommodate patients whose tibial bone is unable to support a pocket insertion due to the lack of a sufficiently thick and appropriately located bed of hardened tibial bone. We currently expect to offer both the femoral and tibial components in multiple sizes to best accommodate the size and shape of the patient’s knee. Use of the onlay knee implant system will require certain software upgrades and modifications to our bone cutting instrument that will be incorporated in version 1.2 of our HGS.

Because of our HGS’s technical design and programming, only our knee implant systems may be used effectively with our HGS. In addition, purchasers of our HGS are contractually required to purchase all implants and disposable products used in MAKOplasty procedures from us.

Modular Implants for Use in Multicompartmental Procedures

We are currently in the process of developing a proprietary modular knee implant system for use with version 2.0 of our HGS which we expect to offer on a commercial basis in the first half of 2009, subject to the receipt of regulatory clearance or approval. This line of implants would allow an orthopedic surgeon to treat degenerative osteoarthritis of the knee from early-stage, unicompartmental degeneration through mid-stage, multicompartmental degeneration with a modular implant system. We believe that modular components are key to the successful execution of minimally invasive knee surgeries because they can be more easily inserted into the knee joint through smaller incisions than a single, complete device. They can also be positioned independently to better accommodate the specific contours of the patient’s anatomy. We are planning development of the modular knee implant system for targeted release in the first half of 2009, subject to regulatory clearance or approval. We expect to seek 510(k) marketing clearance from the FDA, but it is possible that pre-market approval, or PMA, may be required if the new implant is not eligible for 510(k) marketing clearance, in which case our commercial release would likely be delayed. See “— Regulatory Requirements of the U.S. Food and Drug Administration.”

Disposable Products

Our HGS utilizes disposable products such as the arrays, bone pins and spheres used in our tracking system, irrigation clips and tubes that cool the cutting instruments, a boot used to position the patient’s leg, drapes to cover the robotic arm and other items that require disposal after each use. Disposables are not only a source of recurring revenue, but also an opportunity to differentiate our product platform from those of less comprehensive solutions offered by competitors.

Future Potential Applications

We believe that with further research and development, our robotics technology has the potential to serve as a platform technology with applications in other areas of the body, such as the hip, shoulder and spine. However, we are not currently pursuing applications of MAKOplasty outside of the knee, and to date, we have not conducted any research or development for these other potential applications. Moreover, our products do not have marketing clearance from the FDA or any other regulatory approvals for applications outside of the knee.

Sales and Marketing

We are currently building a sales and marketing organization comprised of a direct sales force and a network of independent orthopedic product agents and distributors, who primarily generate leads for us, to commercialize and market MAKOplasty in the U.S. As of November 1, 2007, our sales and marketing group had a total of 21 employees, including 5 direct sales representatives, who are responsible for sales and marketing activity throughout the U.S. We expect to increase the number of sales and marketing personnel as we continue to expand our business.

Our sales and marketing goals are to drive capital equipment sales of our HGS and generate recurring revenues through sales of implants, disposable products and service contracts. To achieve these goals, we must promote early adoption of MAKOplasty by leading surgeons and hospitals and build demand for the procedure among patients through the following sales and marketing strategy:

•	Target High Volume Orthopedic Facilities. Our sales representatives actively target hospitals with strong orthopedic reputations and significant knee replacement and resurfacing practices. We believe that early adoption by such leading hospitals will help us to seed the market for MAKOplasty and provides the validation and visibility necessary for more widespread adoption.

•	Establish and Promote MAKOplasty Knee Centers of Excellence. The MAKOplasty Knee Center of Excellence is a joint marketing program that we promote in collaboration with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty and to coordinate our public relations strategy. As part of the program, hospitals agree to maintain and provide us with certain clinical and financial data that we use in support of our business case for the MAKOplasty solution. As of November 1, 2007, we have entered into four co-marketing agreements with hospitals to establish MAKOplasty Knee Centers of Excellence.

•	Drive Patient Demand for MAKOplasty. We plan to expand our marketing efforts to include direct-to-patient marketing. We believe that patients are becoming increasingly more involved in the healthcare decision-making process and have the potential to influence the adoption of new procedures such as MAKOplasty. Currently, our representatives work with hospitals participating in the MAKOplasty Knee Center of Excellence program to publicize the benefits of MAKOplasty and educate patients.

The generation of recurring revenues through sales of our implants, disposable products and service contracts is an important part of the MAKOplasty business model. We anticipate that recurring revenues will constitute an increasing percentage of our total revenues as we leverage each new installation of our HGS to generate recurring sales of implants and disposable products. To enhance our generation of recurring revenues, purchasers of our HGS are contractually required to purchase all implants and disposable products used in

MAKOplasty procedures from us. In addition, because of our HGS’s technical design and programming, only our knee implant systems may be used effectively with our HGS. We also offer a four-year supplemental service contract that provides enhanced levels of maintenance and support services related to our HGS beyond the basic warranty period. We also offer protection against technological obsolescence, which requires us to upgrade the installed version of our HGS to version 2.0 and provide all interim software and hardware version enhancements.

We provide training to surgeons and hospital staff on the use of the HGS. Our customers also receive pre-operative and intra-operative support from our on-site clinical and technical representatives who provide clinical and technical support in connection with each MAKOplasty procedure. These representatives help set up the equipment, participate in the pre-operative planning process and are present in the operating room with the surgeon, facilitating the surgeon’s use of the HGS. By increasing familiarity with the system and helping ensure safe and proper usage of our equipment and products by surgeons and hospitals, we hope to promote seamless adoption of MAKOplasty. The presence of our representatives in the surgical theater also provides us with immediate feedback and understanding of our customers’ preferences and requirements in clinical conditions.

Research and Development

Continued innovation through research and development is critical to our future success. Substantially all of our research and development activity is performed internally. As of November 1, 2007, our research and development team, which is based at our headquarters in Ft. Lauderdale, Florida, consisted of 52 employees. We have assembled an experienced team with recognized expertise in advanced robotics, software, instrumentation and orthopedic knee implants. Although we do not currently have plans to significantly increase the size of our research and development team, we may do so in the future, depending on the progress of our ongoing research and development efforts.

Our principal research and development goal is to enable use of MAKOplasty for both unicompartmental and multicompartmental knee resurfacing procedures. To that end, we are working to improve the dexterity and range of motion in the robotic arm of our HGS and developing upgraded surgical planning software to facilitate multicompartmental resurfacing procedures. We expect to incorporate these improvements in version 2.0 of the HGS. We are also researching alternative tracking systems that may permit greater freedom of intra-operative movement by the surgeon and patient. Similarly, we are researching and developing a modular knee implant system that would allow a single knee implant system to treat multiple stages of osteoarthritis of the knee from early-stage unicompartmental degeneration through mid-stage, multicompartmental degeneration.

Other immediate research and development goals are to finalize development of version 1.2 of our HGS for use in unicompartmental resurfacing procedures using an onlay knee implant system. We are also researching the possibility of integrating components of both our inlay and onlay knee systems to create a single MAKO-branded unicompartmental implant system for use with our HGS.

We have historically spent a significant portion of our capital resources on research and development. Our research and development expenses were $403,000 in the period from November 12, 2004 to December 31, 2004, $2.6 million in fiscal year 2005, $5.2 million in fiscal year 2006 and $5.3 million in the nine months ended September 30, 2007.

Manufacturing and Assembly

The MAKOplasty solution includes both off-the-shelf and custom-made components produced to our specifications by various third parties. We purchase major components of our HGS, including the computer hardware, camera used in connection with our tracking system, the robotic controller, the high-speed cutting instrumentation, the molded plastic and machined metal parts, and the various electro-mechanical components that support the robotic system from a number of third-party suppliers. We internally develop the software components of our HGS. We then assemble and integrate these various hardware components with our proprietary software to complete each HGS. By assembling the final product at our facilities, we are able to perform stringent quality assurance inspection and testing on each HGS to best control the quality of the final product prior to shipment. We also purchase fully manufactured and pre-packaged implants from third-party suppliers. A portion of our Ft. Lauderdale facilities are presently dedicated to these warehousing, assembly, testing and inspection activities.

Other than our proprietary software, single source suppliers currently provide us with all major components of the HGS, including the bone cutting instrument, and our current offering of implants.

We generally purchase our components through purchase orders and do not have long-term contracts with most of our suppliers. We have, however, entered into a long-term contractual arrangement, including both supply and license agreements, with Encore Medical, L.P. the supplier of our onlay knee implant system. Under the supply agreement, Encore will provide us with the desired quantity of implants in accordance with a fixed pricing schedule. Our supply contract with Stelkast (a business division of Trigon Incorporated), the supplier of our inlay knee implants, expired in September 2007, and we currently purchase our inlay knee implants from Stelkast pursuant to purchase orders. We do, however, have a long-term license agreement with Stelkast. Under the license agreements, Stelkast granted us a non-exclusive license and Encore granted us an exclusive license to the design of the respective implants and the right to sublicense for the manufacture of components. We have also entered into a long-term agreement with Symmetry Medical, Inc. to manufacture, label and package knee implant systems, pursuant to which we plan to have Symmetry supply us with both inlay and onlay knee implants subject to final agreement on pricing. Our agreement with Symmetry also contemplates the development and manufacture of new implant designs in the future.

Our supply agreement with Encore expires on the date we are able and ready to make and sell onlay implants independently, under our own label and own 510(k) clearance, but no later than February 28, 2010, which we may extend by one year periods. The supply agreement with Encore terminates automatically upon the termination of the corresponding license agreement that we have entered into with Encore. In addition, Encore may terminate its supply agreement at any time Encore ceases to manufacture the onlay implants based on a bona fide product safety, efficacy or regulatory concern or upon Encore’s six months written notice to us that Encore elects to cease manufacturing onlay implants for any other reason. Our agreement with Symmetry continues until terminated. We may terminate the agreement with Symmetry for any reason upon 180 days notice, and Symmetry may terminate the agreement for any reason upon one year’s notice.

We intend to achieve improvements in our manufacturing operations and in our cost of sales by improving our procurement and third-party manufacturing processes. We also intend to upgrade our management information systems and implement new quality assurance, inventory and cost controls to improve the efficiency of our manufacturing operations, maintain product quality, reduce our cost of sales and increase our profitability.

Our operations and those of the third-party suppliers and manufacturers we use are subject to extensive regulation by the FDA under its QSRs as well as numerous postmarket requirements. Our operations and those of third-party suppliers and manufacturers may also be subject to international regulatory requirements in the event we expand our operations or business overseas. Our facility is FDA registered and we believe is compliant with FDA’s QSR. We have instituted a quality management system to evaluate and monitor compliance internally and by our third-party suppliers and manufacturers. Our facility and the facilities of the third-party suppliers and manufacturers we use are subject to periodic, announced and unannounced inspections by regulatory authorities, including the FDA and other governmental agencies. To date, our facilities have not been inspected by any regulatory authorities.

Intellectual Property

We must develop, maintain and protect the proprietary aspects of our products and technologies to remain competitive in the marketplace. Our intellectual property portfolio includes rights to patents, patent applications and other intellectual property that we wholly-own or license from others. We seek patent and other intellectual property protection in the U.S. and internationally for our products and technologies where available and when appropriate.

We also rely on other forms of intellectual property rights, including copyright, trademark, trade secrets and know-how, to develop, maintain and protect the proprietary aspects of our products and technologies. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies. Although patents may provide some degree of protection for our intellectual property, patent protection involves complex legal and factual determinations and is therefore uncertain.

Wholly-Owned Patents

As of November 1, 2007, we held 14 wholly-owned pending U.S. patent applications. All of these patent applications are either used in our current products or relate to core technologies used in our products, such as computer-assisted surgery, robotics, haptics and implants. The first of our currently pending patent applications was filed in October 2003 and should expire in October 2023, exclusive of any statutory extensions or reductions. None of our patent applications have yet issued. As of November 1, 2007, we also held 20 foreign patent applications. We are also pursuing additional U.S. and foreign patent applications on key inventions to enhance our intellectual property portfolio.

Patents and Patent Applications Licensed from Third Parties

As of November 1, 2007, we had licensed rights to 118 U.S. and 46 foreign third-party granted patents, and we had licensed rights to 24 U.S. and 42 foreign third-party pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as computer-assisted surgery, robotics, haptics and implants. We also have rights to additional third-party patents and intellectual property that relate to our core technologies, but are not currently used in our products. Eleven of the licensed U.S. patents and three related foreign patents will expire by the end of 2009. Of these, one licensed U.S. patent will expire in November 2007, five licensed U.S. patents and three related foreign patents will expire during 2008 and five licensed U.S. patents will expire by the end of 2009. Four of these U.S. patents and all three related foreign patents are surgical navigation method patents, and three of these U.S. patents relate to robotic technology. These seven U.S. patents and the related foreign patents are considered material to our intellectual property portfolio because they potentially enable us to exclude others from practicing the claimed technology. The last licensed patent will expire in 2024.

License Arrangements with Z-KAT

Our principal licensing arrangement is with Z-KAT, from whom we license or sublicense core technologies in navigation and haptics and robotics. In connection with our formation in November 2004, we were granted an exclusive, irrevocable, non-terminable license or sublicense to all intellectual property owned or licensed by Z-KAT in the field of medical orthopedic surgery to the extent Z-KAT’s licenses from third parties were exclusive. Z-KAT’s license also granted to us the sole right to prosecute and maintain all Z-KAT patents and patent applications that are licensed to us. In 2006, we obtained the right to take enforcement action against all third parties with respect to any intellectual property rights held by Z-KAT in the field of orthopedics. We have granted back to Z-KAT a fully paid, royalty-free, nonexclusive sublicense to our intellectual property portfolio in all fields other than orthopedic surgery. Through these and other arrangements, we have rights to Z-KAT’s wholly-owned and third-party licensed intellectual property portfolio, which includes a wide suite of intellectual property in the areas of haptic robotics and surgical visualization.

License Arrangements with Other Third Parties

In September 2005, we entered into a license agreement with Integrated Surgical Systems, Inc. pursuant to which we obtained an exclusive, worldwide license to patented technology relating to bone registration and tracking for use in the field of human interactive robotics in orthopedics and a nonexclusive license in the field of orthopedics generally. We paid a one-time licensing fee that provides a fully paid, worldwide license for the life of the licensed patents.

In March 2006, we entered into a license agreement with IBM that covers a number of technologies related to the application of computers and robotics to surgery. Under the terms of this agreement, we have a nonexclusive, worldwide license to any IBM patents and patent applications with effective filing dates prior to March 31, 2011 in the field of robotic devices primarily designed for surgery in the medical field of orthopedics and/or primarily designed for spinal surgery in the medical field of neurology. We are obligated to make royalty payments based on the sale of each robotic product covered by the IBM patents. The IBM license agreement will terminate upon the expiration of the last licensed patent.

In May 2006, we entered into a sublicense agreement with SensAble Technologies, Inc. The sublicense grants nonexclusive rights in the field of computer-assisted surgery to a patent directed to core haptic technology that SensAble licensed from MIT. The sublicense also included an option to license or sublicense five additional patents, which we exercised in May 2007. We paid a one-time sublicensing fee (and a one-time option fee) that provides a fully paid, worldwide license for the life of the licensed patents.

Competition

Our success depends on convincing hospitals, surgeons and patients to utilize the robotics technology embodied in both our current version of the HGS to perform unicompartmental resurfacing and our planned version 2.0 of the HGS to perform multicompartmental resurfacing of the knee. We face competition from large, well-known companies, principally Zimmer Holdings, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Stryker Corporation, and Biomet, Inc., that dominate the market for orthopedic products. Each of these companies, as well as other companies like Smith & Nephew, Inc., which introduced the Journey Deuce Bi-Compartmental Knee System in July 2007, offers conventional instruments and implants for use in conventional total knee replacement surgeries as well as unicompartmental and bicompartmental resurfacings procedures, which may compete with our MAKOplasty solution and negatively impact sales of our HGS. A number of these and other companies also offer surgical navigation systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. Currently, we are not aware of any well-known orthopedic companies that broadly offers robotics technology in combination with surgical navigation. All of these companies, however, have the ability to acquire and develop robotics technology that may compete with our HGS.

We also face competition from other medical device companies that may seek to extend robotics technology and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to minimally invasive arthroplasty of the knee. Even if these companies currently do not have an established presence in the field of minimally invasive surgery for the knee, they may attempt to apply their robotics technology to the field of knee replacement and resurfacing procedures to compete directly with us.

Even if our HGS becomes commercially successful, our implant products may face substantial competition from implants offered by the well-known companies currently in the market for orthopedic products. We have designed our products so that our HGS only works effectively with our implant products. We also contractually require purchasers of our HGS to use only our implants in connection with the HGS. We cannot guarantee, however, that these measures will be effective or that our customers will agree to such contracts in the future. Accordingly, if use of our HGS becomes more prevalent, competitors may attempt to market their implant products for use with the HGS and compete directly with our implant products.

We believe that the principal competitive factors in our market include:

•	the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;

•	product benefits, including the ability to offer orthopedic surgeons a complete solution for minimally invasive orthopedic knee procedures;

•	the strength of acceptance and adoption by orthopedic surgeons and hospitals;

•	the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;

•	the quality of training, services and clinical support provided to surgeons and hospitals;

•	the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and others parties;

•	the ability to provide proprietary products protected by strong intellectual property rights; and

•	the ability to offer products that are intuitive and easy to learn and use.

Many of our competitors have significantly greater financial, human and other resources than we do, and have established relationships with healthcare professionals, customers and third-party payors. In addition, many of our competitors have established sales networks, greater resources for product development, additional lines of products and the ability to offer financial incentives such as rebates, bundled products or discounts on other product lines that we cannot provide. Our products could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors. These competitive factors may negatively affect our ability to convince individuals to utilize our HGS and implant products and result in our inability to acquire technology, products and businesses from third parties to develop our current and planned versions of the HGS and related products.

Regulatory Requirements of the U.S. Food and Drug Administration

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the U.S. and other countries. Most notably, all of our products sold in the U.S. are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or exported internationally are safe and effective for their intended uses:

•	product design, preclinical and clinical development and manufacture;

•	product premarket clearance and approval;

•	product safety, testing, labeling and storage;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either premarket notification, or 510(k), clearance or approval of a premarket approval application, or

PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA’s QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA’s General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

All of our currently marketed products, such as our HGS, are class II devices marketed pursuant to 510(k) clearances. In September 2007, we submitted a Special 510(k) application with the FDA for version 1.2 of our HGS, which the FDA indicated was converted to a Traditional 510(k) application. On November 1, 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our use of the terms “haptic” and “robot” in the labeling for version 1.2 of our HGS. We submitted a response to the FDA on November 7, 2007 explaining why we believe that use of the terms “haptic” and “robot” in the labeling for version 1.2 of our HGS is justified, but we cannot assure you that the FDA will agree with our position. See “Risks Related to Our Business — We may be required by the FDA to qualify the terms “haptic” and “robot” or not use these terms at all to label and market our current or future products, which could harm our ability to market and commercialize our products.” Based on the current status of the Traditional 510(k) application, we hope to obtain FDA clearance for version 1.2 of our HGS in the first quarter of 2008, which may or may not include clearance to use the terms “haptic” and “robot” or qualified versions of such terms. We expect to commercially introduce version 1.2 of our HGS upon and subject to obtaining such clearance. However, there is no guarantee that the FDA will grant 510(k) clearance for this product in the first quarter of 2008, or at all.

Our current regulatory strategy for version 2.0 of our HGS is to submit a 510(k) application to obtain FDA clearance once development is substantially complete. We hope to substantially complete development of version 2.0 sometime in late 2008 or early 2009 and to submit a 510(k) application soon thereafter. However, the FDA may require us to submit extensive additional data to support clearance for use in multi-compartmental knee resurfacing procedures. Due to this indication, FDA also may require us to submit a PMA for version 2.0 of the Haptic Guidance System.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a legally marketed “predicate device” that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device’s fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) clearance application, which can be used for any type of 510(k) device. FDA’s 510(k) clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to our HGS and other products that we believe do not require new 510(k) clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval.

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process, or is not otherwise exempt from the FDA’s premarket clearance and approval requirements. A PMA must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. No device that we are marketing to date has required premarket approval. During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of our or our third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a PMA approval. However, we may in the future develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety, or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating, or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Post-Market Study

To date, none of our submissions to the FDA have required the submission of clinical data. However, we are conducting a post-market study of MAKOplasty aimed at demonstrating the accuracy of the placement and alignment of our implants and the clinical efficacy of the MAKOplasty procedure. We anticipate that preliminary results of this study will be available in the first quarter of 2008. Currently, we are conducting this study, known as a post-market study, at only one site, Holy Cross Hospital, but we may expand this to additional sites in the future. We are conducting this study as a “non-significant risk” study. As a result, we do not believe that we are required to obtain FDA approval of an IDE. However, we did receive the approval of the Holy Cross Hospital IRB and obtained informed consents from all study subjects. Holy Cross Hospital IRB policy required us to obtain IRB approval and informed consent for patient data confidentiality reasons only. If the FDA disagrees with our determination that the study is a “non-significant risk” study, the FDA could require us to stop the study and could take enforcement action against us.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, the Medical Device Reporting, or MDR, regulations require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. MAKO has submitted two MDRs to the FDA to date. See “Risk Related to Regulatory Compliance” for further information regarding our reporting obligations under MDR regulations. Additional regulatory requirements include:

•	product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;

•	QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;

•	clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

•	approval of product modifications that affect the safety or effectiveness of one of our approved devices;

•	post-approval restrictions or conditions, including post-approval study commitments;

•	post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the device;

•	the FDA’s recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;

•	regulations pertaining to voluntary recalls; and

•	notices of corrections or removals.

We must also register with the FDA as a medical device manufacturer and must obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA’s QSR and other regulations. We have not yet been inspected by the FDA. We believe that we are in substantial compliance with QSR and other regulations. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approval for our products; or

•	criminal prosecution.

International Marketing Approvals

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Each European Union member state has implemented legislation applying these directives and standards at the national level. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of the laws of the relevant member state applying the applicable European Union directive are entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body,” an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer’s quality system and clinical information, as well as technical review of the manufacturer’s product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the essential requirements for a CE marking. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies’ ability to market products.

Health Care Laws and Regulations

Third-Party Reimbursement

In the U.S. and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse all or part of the cost of the products. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as our HGS. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. Our products, and the procedures in which our products are used, may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, that covers and pays for certain medical care items and services for eligible elderly, blind, and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. Because we expect that a significant percentage of MAKOplasty patients will be Medicare beneficiaries, and because some private commercial health insurers and some state Medicaid programs may follow the coverage and payment policies for Medicare, Medicare’s coverage and payment policies are significant to our business.

Medicare coverage for procedures using our technology currently exists in the hospital inpatient setting, which falls under Part A of the Medicare program. Under Medicare Part A, Medicare reimburses acute care hospitals a flat prospectively determined payment amount for beneficiaries receiving covered inpatient services in an acute care hospital. This method of payment is known as the prospective payment system, or PPS. Under PPS, the prospective payment for a patient’s stay in an acute care hospital is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis-related groups, or DRGs. Medicare pays a fixed amount to the hospital based on the DRG into which the patient’s stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient’s condition requires. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which the devices are utilized. For cases involving unusually high costs, a hospital may receive additional “outlier” payments above the pre-determined amount. In addition, there is a mechanism by which new technology services can apply to Medicare for additional payments above the pre-determined amount, although such requests have not been granted frequently.

Because PPS payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. For each DRG, a relative weight is calculated representing the average resources required to care for cases grouped in that particular DRG relative to the average resources used to treat cases in all DRGs. DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. Under the DRG payment system, there can be significant delays in obtaining adequate reimbursement amounts for hospitals for new technologies such that reimbursement may be insufficient to permit broad acceptance by hospitals.

We believe that there are existing reimbursement codes that can be used for MAKOplasty procedures performed in the hospital inpatient setting. Procedures for hospital inpatient billing are referenced by international classifications of diseases, clinical modification, or ICD-9-CM, volume 3 procedure codes. Knee arthroplasty is billed under ICD-9-CM code 81.54 (“Total Knee Replacement”), which is assigned to DRG 544 (“Major Joint Replacement or Reattachment of Lower Extremity”). We anticipate that Medicare will continue to reimburse hospitals under DRG 544 for MAKOplasty procedures.

In addition to payments to hospitals for procedures using our technology, Medicare makes separate payments to physicians for their professional services. The American Medical Association, or AMA, has developed a coding system known as the Current Procedural Terminology, or CPT, codes, which have been adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS receives guidance from the AMA regarding the relative technical skill level, level of resources used, and complexity of a new surgical procedure. Generally, the designation of a new procedure code for a new procedure using a new product does not occur until after FDA approval of the product used in the surgery. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare-specific codes) and new codes usually become effective on January 1st of each year. Physicians performing procedures using our technology submit bills under CPT code 27446 (“Arthroplasty, knee, condyle and plateau; medial OR lateral compartment”). We anticipate that third-party payors will continue to reimburse physicians under this code for services performed in connection with MAKOplasty procedures.

Commercial Insurers

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. If CMS or other agencies decrease or limit reimbursement payments for doctors and hospitals, this may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Fraud and Abuse Laws

Because of the significant federal funding involved in Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs’ Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as “safe harbors.” These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws. We believe our current consulting agreements with physicians represent legitimate compensation for needed documented services actually furnished to us. However, engagement of physician consultants by orthopedic medical device manufacturers has recently been subject to heightened scrutiny, and has resulted in four of the major orthopedic medical device implant manufacturers entering deferred prosecution agreements with the federal government and agreeing to pay substantial amounts to the federal government in settlement of Anti-Kickback law allegations, and all such companies submitting to supervision by a court-appointed monitor throughout the term of the 18-month agreements. In this environment, our engagement of physician consultants in product development and product training and education could subject us to similar scrutiny. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could significantly affect our financial performance.

As part of our internal compliance program, we review our sales and marketing materials, contracts and programs with counsel, and require employees and marketing representatives to participate in regular training. We also have adopted and train our personnel on the code of conduct for Interactions with Health Care Professionals promulgated by the Advanced Medical Technology Association, or AdvaMed, a leading trade association representing medical device manufacturers. However, we cannot rule out the possibility that the government or other third parties could interpret these laws differently and challenge one or more of our activities under these laws.

HIPAA and Other Fraud and Privacy Regulations

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as “covered entities.” Three standards have been promulgated under HIPAA’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information. Although we are not a covered entity and therefore not directly subject to these standards, we expect that our customers generally will be covered entities and may ask us to contractually comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Employees

As of November 1, 2007, we had 112 employees, 52 of whom were engaged directly in research and development, 15 in assembly, manufacturing and service, 15 in general administrative and accounting activities, 9 in regulatory, clinical affairs and quality activities and 21 in sales and marketing activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

We lease approximately 20,000 square feet of office space in Ft. Lauderdale, Florida, which is used as our headquarters and for the assembly of our products. Our lease expires on July 31, 2011. Thereafter, we have the right to renew our lease for two three-year terms upon prior written notice and the fulfillment of certain conditions. We believe that this facility will be adequate to meet our needs through July 2008, but additional space will be required in the future to accommodate our anticipated growth. We are exploring the possibility of securing additional office space in our current or surrounding office buildings.

Litigation

From time to time we may be involved in legal proceedings arising in the ordinary course of our business. We believe that there is no litigation pending that could have a material adverse effect on our results of operations and financial condition.

MANAGEMENT

Directors, Executive Officers and Key Employees

Our directors, executive officers and key employees and their respective ages and positions as of November 1, 2007 are as follows:

Name	Age	Position

Maurice R. Ferré, M.D.	48	President, Chief Executive Officer and Chairman of the Board
Fritz L. LaPorte	37	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer
Rony A. Abovitz	36	Senior Vice President and Chief Technology Officer
Menashe R. Frank	40	Senior Vice President, General Counsel and Secretary
Steven J. Nunes	48	Senior Vice President of Sales and Marketing
S. Morry Blumenfeld, Ph.D	69	Director
Gerald A. Brunk	39	Director
Marcelo G. Chao	41	Director
Christopher C. Dewey	63	Director
Charles W. Federico	59	Director
Frederic H. Moll, M.D.	55	Director
Michael P. Stansky	48	Director
Benny Hagag	39	Vice President of Business Development
William F. Tapia	38	Vice President of Regulatory, Quality and Clinical Affairs

Directors and Executive Officers

Maurice R. Ferré, M.D., our founding President, Chief Executive Officer and current Chairman of the board of directors, has been with us since our inception in November 2004. In May 2004, Dr. Ferré became Chief Executive Officer of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. In 1993, Dr. Ferré founded Visualization Technology, Inc., a medical device company for image-guided surgery, and served as its Chief Executive Officer until the company was acquired by GE Healthcare in April 2002. Dr. Ferré served as Vice President of Strategic Development at GE Navigation, a division of GE Healthcare, from April 2002 until April 2004. Dr. Ferré holds a B.A. in biology from Bennington College and an M.P.H. and an M.D. from Boston University.

Fritz L. LaPorte, our Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer, has been with us since our inception in November 2004. From 2001 to November 2004, Mr. LaPorte served as Chief Financial Officer of Z-KAT, Inc. From 1997 to 2000, Mr. LaPorte served as the Director of Finance for Holy Cross Hospital, Inc., a 580-bed acute care facility in Ft. Lauderdale, Florida. From 1993 to 1997, Mr. LaPorte served as a Senior Auditor in the Assurance Healthcare Group of Ernst and Young LLP. Mr. LaPorte holds a B.B.A. in accounting from Florida Atlantic University and is a Certified Public Accountant.

Rony A. Abovitz, our Senior Vice President and Chief Technology Officer, has been with us since our inception in November 2004. Mr. Abovitz was a co-founder of Z-KAT, Inc., and from 1997 to November 2004, he held various executive positions, including Chief Executive Officer and Chief Technology Officer. From 1994 to 1996, Mr. Abovitz worked as a research and development engineer for Lima Orthopedics, Inc. developing orthopedic implants. Mr. Abovitz holds a B.S. in mechanical engineering and an M.S. in biomedical engineering from the University of Miami.

Menashe R. Frank, our Senior Vice President, General Counsel and Secretary, has been with us since our inception in November 2004. From July 2004 to November 2004, Mr. Frank was a legal consultant to Z-KAT, Inc. Mr. Frank was a corporate associate at the law firm of Hogan & Hartson LLP from 2001 to June 2004, and the law firm of Baker & McKenzie from 2000 to 2001. From 1998 to 2000, Mr. Frank served as Chief Legal Officer for Enticent.com, Inc., a marketing technology enterprise. He was also an associate in the business finance and restructuring department of the law firm of Weil, Gotshal & Manges LLP from 1996 to 1998. Mr. Frank holds a B.A. in political science from American University and a J.D. from the University of Miami School of Law.

Steven J. Nunes, our Senior Vice President of Sales and Marketing, has been with us since May 2006. From September 2002 to May 2006, Mr. Nunes served as Director of Commercialization for GE Healthcare. From 1996 to April 2002, Mr. Nunes held various positions, including Vice President of Sales and Marketing, at Visualization Technology, Inc., a medical device company for image-guided surgery, which was later acquired by GE Healthcare. In 1990, Mr. Nunes established SJN Medical Inc., an independent distributor of surgical endoscopy products, and served as its President until the company was acquired in 1996. Mr. Nunes holds a B.A. in broadcast journalism from the University of Massachusetts-Amherst.

S. Morry Blumenfeld, Ph.D. has served as one of our directors since July 2005. In 2003, Mr. Blumenfeld founded Meditech Advisors LLC and Meditech Advisors Management LLC, a member of Ziegler MediTech Partners, LLC, the sole general partner of Ziegler Meditech Equity Partners, LP, a private equity fund specializing in investments in healthcare and medical device companies. In April 2004, Mr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after 31 years with the company, where he initiated both GE’s CT and MR business lines. Currently, he serves on the board of directors of a number of medical device and technology companies, including Oridion Systems Ltd. and several private companies. Mr. Blumenfeld holds a B.A.Sc in engineering physics and a Ph.D. in molecular physics from the University of Toronto.

Gerald A. Brunk has served as one of our directors since October 2006. Mr. Brunk is a Senior Vice President/Managing Director at Lumira Capital Corp., a venture capital firm, which he joined in July 2002. From 2000 to 2002, Mr. Brunk was the Chief Operating Officer of ActiveCyte, Inc., a bioinformatics software company. During his career, Mr. Brunk has also served as a Manager in the healthcare practice of The Boston Consulting Group and as a member of the investment banking group at Credit Suisse First Boston. Currently, Mr. Brunk serves on the board of directors of ActivBiotics, Inc. and RenaMed Biologics, Inc. Mr. Brunk holds a B.A. from the University of Virginia and an M.B.A. from Stanford University Graduate School of Business.

Marcelo G. Chao has served as one of our directors since January 2007. He is a Managing Director at The Exxel Group, an affiliate of MK Investment Company, which he joined in March 2000. From 1995 to 2000, Mr. Chao was a Partner at Hermes Management Consulting. From 1992 to 1995, Mr. Chao was Vice President of Citibank in Buenos Aires, Argentina, and from 1991 to 1992 he worked for McKinsey & Company. Currently, Mr. Chao serves on the board of directors of several Exxel Group portfolio companies. Between November 2002 and December 2006, Mr. Chao also served on the Latin American and Caribbean board of MasterCard International. Mr. Chao holds a B.S. in business administration from Universidad Católica Argentina and is a Certified Public Accountant.

Christopher C. Dewey has served as one of our directors since our inception in November 2004. Since January 2007, Mr. Dewey has served as Vice Chairman of the board of directors of National Holdings Corporation, a financial services organization operating through its subsidiary, National Securities. Mr. Dewey also serves as acting Chief Executive Officer and director of Z-KAT, Inc. Mr. Dewey has over 25 years of experience in finance, most recently as Executive Vice President of Jefferies & Company, Inc. from 1994 to December 2006. Mr. Dewey co-founded several companies, including Robotic Ventures LLC, Bonds Direct Securities LLC and Cannon Group Inc., a motion picture company that went public in 1972. Mr. Dewey holds an M.B.A. from The Wharton School of the University of Pennsylvania.

Charles W. Federico has served as one of our directors since June 2007. From 2001 to April 2006, Mr. Federico served as President and Chief Executive Officer of Orthofix International N.V. and, from 1996 to

2001, President of Orthofix Inc. From 1985 to 1996, Mr. Federico was President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985, Mr. Federico served as Vice President of Dyonics. Previously he held management and marketing positions with General Foods Corporation, Puritan Bennett Corporation and LSE Corporation. Mr. Federico is a Trustee of the Orthopaedic Research and Education Foundation and a director of Orthofix International N.V., SRI/Surgical Express, Inc., BioMimetic Therapeutics, Inc. and Alveolus, Inc. Mr. Federico holds a B.S. in marketing from Fordham University.

Frederic H. Moll, M.D. has served as one of our directors since August 2007. In September 2002, Mr. Moll co-founded Hansen Medical, Inc. and serves as its Chief Executive Officer and is a member of its board of directors. In November 1995, Dr. Moll co-founded Intuitive Surgical, Inc., a medical device company, and served as its first Chief Executive Officer and later, its Vice President and Medical Director until September 2003. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, which later became an operating company within Guidant Corporation, a medical device company, following its acquisition by Eli Lilly in 1992. Dr. Moll served as Medical Director of Guidant’s surgical device division until November 1995. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. from Stanford University and an M.D. from the University of Washington School of Medicine.

Michael P. Stansky has served as one of our directors since February 2007. Mr. Stansky is a Managing Director of Tudor Investment Corporation, which he joined in February 1994. From 1985 to 1994, Mr. Stansky was a portfolio manager at Wellington Management. Mr. Stansky holds a B.A. in accounting from the University of Massachusetts and an M.B.A. from Harvard Business School. Mr. Stansky is a Certified Public Accountant and a Chartered Financial Analyst.

Other Key Employees

Benny Hagag, our Vice President of Business Development, has been with us since our inception in November 2004. From December 2002 to November 2004, Mr. Hagag was an engineering manager at Z-KAT, Inc. In addition to holding engineering team leader positions at several companies early in his career, from 2000 to November 2002, Mr. Hagag was a mechanical systems manager for GE Medical Systems. Mr. Hagag holds a B.Sc. in aerospace engineering and an M.B.A. from the Technion University in Israel.

William F. Tapia, our Vice President of Regulatory, Quality and Clinical Affairs, has been with us since our inception in November 2004. In 1997, Mr. Tapia co-founded Z-KAT, Inc. and served as a key executive leading the regulatory affairs and quality assurance departments until November 2004. He holds a B.S. in mathematics from Jacksonville University and an M.S. in biomedical engineering from the University of Miami.

Board Composition

Our board of directors currently consists of eight members. We are in the process of identifying potential additional independent director candidates for our board of directors. In accordance with our third amended and restated certificate of incorporation to be effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. , and , whose terms will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will consist of Messrs. , and , whose terms will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which will consist of Messrs. and , whose terms will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. Our third amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

A majority of our board of directors are “independent directors” as defined under the rules of the Nasdaq Stock Market, Inc. As of the date of this prospectus, Messrs.                are our independent directors.

Board Committees

Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Messrs.                , each of whom is an independent director. Mr. Brunk serves as the chair of the audit committee. The functions of this committee include, among other things:

•	overseeing the audit and other services of our independent registered public accounting firm and being directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	overseeing compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as required;

•	reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;

•	reviewing and approving all related person transactions;

•	reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls over financial reporting, accounting or auditing matters; and

•	preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

Our board of directors has determined that Mr. Brunk qualifies as an audit committee financial expert within the meaning of SEC regulations and the Nasdaq listing standards. In making this determination, our board considered the nature and scope of experience that Mr. Brunk has previously had with reporting companies. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Messrs.        , each of whom is an independent director. See “Compensation Discussion and Analysis — Role of Directors, Executive Officers and Compensation

Consultants.” Mr.       serves as the chair of the compensation committee. The functions of this committee include, among other things:

•	determining the compensation and other terms of employment of our CEO and other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	administering and implementing our incentive compensation plans and equity-based plans, including approving option grants, restricted units and other awards;

•	evaluating and recommending to our board of directors the equity incentive-compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of existing plans and programs;

•	reviewing and approving the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements/provision and any amendments, supplements or waivers to the foregoing agreements with our CEO and other executive officers;

•	reviewing and discussing the Compensation Discussion & Analysis required in our annual report and proxy statement with management and determining whether to recommend to the board the inclusion of the Compensation Discussion & Analysis in the annual report or proxy; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs.                , each of whom is an independent director. Mr.      serves as the chair of the corporate governance and nominating committee. The functions of this committee include, among other things:

•	evaluating director performance on the board and applicable committees of the board;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	reviewing and recommending to our board of directors any amendments to our corporate governance documents; and

•	making recommendations to the board regarding management succession planning.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

2006 Director Compensation

None of Messrs. Blumenfeld, Brunk, Chao, Dewey, Federico, Moll or Stansky, our non-employee directors in 2006, received any compensation for their services on the board of directors in 2006. Similarly, Dr. Ferré, our only employee director, does not receive any compensation for his services as a director. Mr. Federico, who joined the board in June 2007, and Dr. Moll, who joined the board in August 2007, each receives an annual retainer of $20,000 and will receive a fee of $1,000 for each board meeting or committee meeting attended in person. All directors are entitled to reimbursement for their reasonable out-of-pocket travel expenses associated with board or committee meetings attended in person.

On June 5, 2007, the compensation committee generally looked to the experience Mr. Federico brought to the board and, based on negotiations with Mr. Federico, approved an option award of 30,000 shares of our common stock at a fair market value of $3.19. Similarly, on August 24, 2007, the compensation committee looked to the experience Dr. Moll brought to the board and, based on negotiations with Dr. Moll, approved an option award of 30,000 shares of our common stock at a fair market value of $3.67. Mr. Federico was granted an additional option for 10,000 shares of common stock at a fair market value of $3.67. In addition, each of Mr. Federico and Dr. Moll is entitled to an annual grant of options to purchase 10,000 shares of the Company’s common stock at fair market value. In each case, one-third of the option grant vests on the first anniversary of Mr. Federico or Dr. Moll’s election to the board. The remaining two-thirds of the option grant vests ratably over the ensuing 24 months of the director’s tenure on the board of directors, subject to their continued service. On a case-by-case basis, non-employee directors may be entitled to receive options, in an amount determined by the compensation committee in its discretion, to purchase shares of common stock upon initial election or appointment to the board of directors. In determining the number of options granted to a director upon initial election or appointment, the compensation committee uses its judgment and, consistent with our compensation objectives, maintains the flexibility necessary to recruit qualified and experienced directors. To date, all outstanding options granted to our non-employee directors have been issued under our 2004 Stock Incentive Plan. All future options granted to our non-employee directors will be issued under our 2007 Omnibus Incentive Plan.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Compensation Philosophy and Objectives

Our compensation philosophy is to offer our executive officers, including the named executive officers, compensation and benefits that are competitive and that meet our goals of attracting, retaining and motivating highly skilled management so that we can achieve our financial and strategic objectives to create long-term value for our stockholders. Compensation should be determined within a framework that is intended to reward individual contribution and strong financial performance by our company. Within this overall philosophy, our objectives are to:

•	offer a total compensation program that takes into consideration competitive market requirements and strategic business needs;

•	determine total compensation based on our company’s overall financial performance as well as individual contributions; and

•	align the financial interests of our executive officers with those of our shareholders.

Role of Directors, Executive Officers and Compensation Consultants

All final decisions regarding the compensation of our named executive officers have been made by the board of directors typically based on the recommendations of the compensation committee. Although the compensation committee has the power and authority to make final compensation decisions, the board of directors approved all of the compensation committee’s recommendations with respect to the named executive officers’ 2006 compensation set forth in the tables below.

In formulating its recommendations, the compensation committee considers the various factors described below in this “Compensation Discussion and Analysis” with respect to particular compensation elements. In addition, the compensation committee typically considers, but is not required to accept, the recommendations of Dr. Ferré regarding the performance and proposed base salary, bonus target and equity awards for the other named executive officers, as well as himself. The compensation committee may also request the assistance of Mr. LaPorte, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré, our President and Chief Executive Officer, and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and dependent upon the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attend any portion of the compensation committee meetings during which his or her compensation is discussed and approved.

The compensation committee historically has not performed competitive reviews of our compensation programs with those of similarly-situated companies, nor have we engaged in “benchmarking” of compensation paid to our named executive officers. In the third quarter of 2007, however, the compensation committee retained Radford Surveys and Consulting to conduct a review of the pre-IPO equity ownership levels for senior management at other pre-IPO medical device and biotechnology companies in later stages of financing, and provide an analysis of how our senior management’s, including each of the named executive officers’, current equity holding compared to the median of the surveyed companies. As discussed below under “Elements of our Executive Compensation Program — Long-Term Equity Compensation,” the survey showed that the equity holdings of our senior management was below the median and, as a result, the compensation committee recommended, and the board of directors approved, additional equity grants, primarily in an effort to retain these executives once we are public, consistent with our objectives.

Radford Surveys and Consulting used the following survey sources to conduct their analysis: (i) the 2006 Radford Biotechnology Pre-IPO Executive Report, which includes 30 pre-IPO biotechnology and pharmaceutical companies with outside investment levels between $40 and $80 million; (ii) the Dow Jones Venture Capital — Compensation Pro Database, which includes pre-IPO companies that have classified themselves as a medical device company and is in the “later stage” rounds of financings (generally, any round after the second round of financing); and (iii) the Top 5 Pre-IPO Life Sciences Industry (Medical Device) Survey, which includes 10 pre-IPO medical device companies that have completed series C round of financing. We do not know the component companies that were surveyed by Radford Surveys and Consulting as the company’s names were not included in the report provided to the compensation committee by Radford. In analyzing pre-IPO ownership levels, the Company was compared to the 50th percentile. While we compared our senior management to the median of the survey results for equity holding purposes, we do not believe it is appropriate to emphasize this target as it was used for the limited purpose of equity holdings as a pre-IPO company and it is not an indication that we intend to “benchmark” the equity holdings of our senior management at the median of a “peer group” of companies. Any such determinations as to whether or not we will “benchmark” in the future will be made by the compensation committee after the completion of this offering.

Elements of Our Executive Compensation Program

The principal elements of our executive compensation program have been base salary, a discretionary cash bonus and long-term equity compensation in the form of stock options or shares of restricted stock. We also have provided some named executive officers with limited perquisites and other benefits that the compensation committee believes are reasonable and consistent with the objectives of our executive compensation programs, as discussed below. In August 2007, we adopted a performance-based cash bonus plan applicable to all employees in management positions, including the named executive officers, and made grants of performanced-based and other equity compensation to our employees, including the named executive officers. We discuss these more fully below.

Each of these compensation elements satisfies one or more of our retention, performance and alignment objectives, as described more fully below. We combine the compensation elements for each executive officer in a manner that the compensation committee believes, in its discretion and judgment, is consistent with the executive’s contributions to our company and our overall goals with respect to executive compensation. We have not adopted any policies with respect to long-term versus currently-paid compensation, but feel that both elements are necessary for achieving our compensation objectives. Currently-paid compensation provides financial stability for each of our named executive officers and immediate reward for superior company and individual performance, while long-term compensation rewards achievement of strategic long-term objectives and contributes toward overall shareholder value. Similarly, while we have not adopted any policies with respect to cash versus equity compensation, we feel that it is important to encourage or provide for a meaningful amount of equity ownership by our named executive officers as to help align their interests with those of shareholders, one of our compensation objectives.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our executive officers and is critical to recruiting and retaining our executives. Base salary is also designed to recognize the scope of responsibilities placed on each executive officer and reward each executive for his unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively. Our compensation committee has historically reviewed the base salaries of our named executive officers on a periodic basis, as the facts and circumstances may warrant.

Effective January 2005, we entered into employment agreements with each of Messrs. Abovitz, Frank and LaPorte pursuant to which their base salaries each were set at $150,000. These base salaries were the result of negotiations with each executive and reflected our need to compete for management talent in a competitive environment. In May 2006, we entered into an employment agreement with Mr. Nunes pursuant to which his base salary was set at $160,000. Recognizing the contributions already made by our existing executive team, including the successful completion of the Series B financing and the development of our HGS, we also increased the base salaries of each of Messrs. Abovitz, Frank and LaPorte to $160,500 in May 2006. In February 2007, we increased the base salaries of each of Messrs. Abovitz, Frank, LaPorte and Nunes to $173,340, $176,550, $176,550 and $167,840, respectively, to reflect the compensation committee’s subjective review of their overall individual 2006 performances.

We entered into an employment agreement with Dr. Ferré, our Chief Executive Officer, effective January 2005, pursuant to which Dr. Ferré received an initial base salary of $260,000. His base salary was increased to $278,200 in May 2006 to reflect the achievement of corporate milestones, including the successful completion of the Series B financing and the development of our HGS. In February 2007, Dr. Ferré’s base salary was further increased to $300,000 to reflect the compensation committee’s subjective review of his overall individual 2006 performance. We believe these increases to Dr. Ferré’s base salary are reasonable given our performance during his tenure.

Cash Bonuses

Our cash bonus compensation is designed to reward achievement of strategic and financial goals that support our objective of enhancing stockholder value and to motivate executives to achieve superior performance in their areas of responsibility. Historically, each of our named executive officers was compensated under a discretionary cash bonus arrangement based on a subjective evaluation by the compensation committee of the individual’s overall performance.

The compensation committee recommended, and the board of directors awarded, Mr. Abovitz a discretionary cash bonus of $48,150 in respect of his performance in 2006 to reflect, among other things, the commercialization of version 1.0 of our HGS and his research and development leadership with respect to versions 1.2 and 2.0. Mr. Frank was awarded a discretionary cash bonus of $48,150 in respect of his performance in 2006 to reflect, among other things, the expansion and strategic administration of our intellectual property portfolio, effective management of legal risk and continued legal support for corporate initiatives. Mr. LaPorte was awarded a discretionary cash bonus of $48,150 in respect of his performance in 2006 to reflect, among other things, the implementation of appropriate financing strategies and the successful buildout of the financial, accounting and tax infrastructure. Mr. Nunes was awarded a discretionary cash bonus of $15,123 in respect of his performance in 2006 to reflect the establishment of a foundation for an effective sales strategy.

The Company’s performance in 2006 was a reflection, in many ways, on the individual performance of Dr. Ferré, our Chief Executive Officer. Dr. Ferré provided strategic oversight and overall vision for the direction of the Company to help the executives and the company as a whole achieve the goals described above. Accordingly, the compensation committee recommended, and the board of directors, awarded, Dr. Ferré a discretionary cash bonus of $200,000 in respect of his performance in 2006. We believe that it is appropriate to award a larger bonus to our Chief Executive Officer because he holds overall responsibility for the performance of the Company.

In August 2007, we adopted the 2007 – 2008 Metric Scorecard Cash Bonus Plan, pursuant to which our management level employees, including our named executive officers, may be compensated in the form of a cash bonus with respect to performance in 2007 and 2008. The 2007 – 2008 Metric Scorecard Cash Bonus Plan measures company-wide performance and is designed to encourage teamwork and collaboration among our employees and to reward them for achieving financial and operating goals that are key to the success of our business. Moreover, the board believed that a cash bonus plan that primarily measures achievement of Company-wide performance targets is the appropriate mechanism for rewarding and motivating management, including the named executive officers, because each of these executives is responsible for, among other things, strategic, operational and financial objectives that cannot always be measured on an individual basis.

The 2007 – 2008 Metric Scorecard Cash Bonus Plan provides that upon achievement of specified measurable performance goals by the Company, each management level employee, including our named executive officers, will be paid a cash performance bonus amount. The amount of this bonus will be based on a percentage of the Metric Scorecard Percentage achieved by the Company. In connection with this determination, there is a minimum and maximum Metric Scorecard Percentage that govern any potential award.

The Metric Scorecard Percentage represents the percentage of pre-defined goals achieved by the Company at the end of 2007, as determined by the compensation committee in its discretion. For 2007, these goals include the following:

•	launch and support of U.S. clinical sites, including installations of HGS units, purchase orders for HGS units, achievement of revenues (including deferred revenues) for HGS units upon customer acceptance, and number of HGS procedures performed;

•	development and validation of MAKOplasty business case model and clinical efficacy, including release of clinical whitepaper;

•	continuation of HGS and implant development, including release of version 1.2 of HGS and onlay knee implant system, FDA clearance for version 1.2 of HGS, development of version 2.0 of HGS and modular implants, and securing relationships for cutting technology;

•	establishment and maintenance of operational infrastructure for HGS system manufacturing and service;

•	achievement of 2007 budget;

•	definition and execution of strategy for financing;

•	continuation of intellectual property development to expand value; and

•	continuation of Company values and vision.

We establish a baseline target and stretch levels for achievement of each of these goals. The determination of whether and to what extent these metrics have been achieved will be made by the compensation committee in its discretion.

The compensation committee in its discretion will determine the performance goals and criteria to govern potential awards to be issued in 2008.

Long-Term Equity Compensation

We grant stock options and restricted stock to our named executive officers, as we believe that such grants further our compensation objectives of aligning the interests of our named executive officers with those of our stockholders, encouraging long-term performance, and providing a simple and easy-to-understand form of equity compensation that promotes executive retention. We view such grants both as incentives for future performance and as compensation for past accomplishments.

We historically have made grants of equity to named executive officers in connection with their initial hire. The number of stock options or restricted stock granted to each named executive officer in connection with his initial hire was determined based upon negotiations with each executive, represented the number necessary to recruit each executive from their then-existing positions and reflected the compensation committee’s subjective evaluation of the executive’s experience and potential for future performance. In addition, we have made additional discretionary grants, from time to time, as recommended by the compensation committee and determined by the board of directors, taking into consideration such factors as individual performance and competitive market conditions. The timing of any such equity grants was determined by the compensation committee’s determination of achievement by the named executive officer, and not any effort to time the grants in coordination with changes in our stock price.

We have used stock options and restricted stock, rather than other forms of long-term incentives, because they create value for the executive only if stockholder value is increased through an increased share price. Prior to this offering, all stock option and restricted stock grants were made pursuant to the 2004 Stock Incentive Plan and our board of directors determined the exercise price based on internal or third-party valuation reports. Following this offering, all option grants will be made pursuant to our 2007 Omnibus Incentive Plan, and the exercise price of stock options will be based on the fair market value of our common stock on the grant date, which will be equal to the closing price of our common stock on that date.

Messrs. Abovitz, Frank and LaPorte received options for 250,000, 200,000 and 200,000 shares, respectively, in respect of the compensation committee’s subjective review of their overall individual performances in 2006. In each case, half of the stock options was granted in May 2006, and the remaining half was granted in March 2007. All of these stock option awards are “time based,” with the first 25% of the option grant vesting upon the one year anniversary of the grant and the remaining 75% vesting ratably on a monthly basis over the remaining three-year period beginning on the first anniversary of the date of grant. They generally expire ten years from the date of the grant. We believe that this provides a reasonable time frame to align the executive officer compensation with the interests of shareholders. See the “Grants of Plan-Based Awards” table included elsewhere in this prospectus for the option awards in 2006.

In May 2006, we issued 250,000 shares of restricted common stock to Dr. Ferré at a purchase price of $0.42 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $105,000. In March 2007, we issued 250,000 shares of restricted common stock to Dr. Ferré at a purchase price of $0.82 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $205,000. Both the May 2006 and March 2007 issuances to Dr. Ferré were made based on the compensation committee’s subjective review of his overall individual performance in 2006. See the “Grants of Plan-Based Awards” table included elsewhere in this prospectus for additional information regarding the award of restricted stock in 2006.

As referenced under “Role of Directors, Executive Officers and Compensation Consultants” above, in the third quarter of 2007, the compensation committee retained Radford Surveys and Consulting to conduct a review of pre-IPO equity ownership levels for our senior management, as compared to other pre-IPO medical device and biotechnology companies in later stages of financing. Based on Radford’s analysis of our equity ownership levels for senior management, including the named executive officers, the compensation committee recommended, and the board of directors approved in August 2007, the grant of 750,000 shares of restricted stock to Dr. Ferré, which shares vest ratably on a quarterly basis over a four-year period, based on his continued service. The compensation committee also recommended, and the board of directors approved the grant of stock options to purchase 600,000 shares of our common stock to Dr. Ferré, to be made upon closing of this initial public offering. The options would vest ratably on a quarterly basis over a four year period starting at grant on the completion of this initial public offering. The compensation committee recommended, and the board of directors approved in August 2007, the grant of stock options to each of Messrs. Abovitz, Frank, LaPorte and Nunes, to purchase 288,300, 200,000, 200,000 and 100,000 shares, respectively, of our common stock. Each grant of stock options to Messrs. Abovitz, Frank, LaPorte and Nunes vests ratably on a quarterly basis over a four-year period in accordance with the following schedule:

•	50% begins vesting immediately;

•	25% begins vesting upon an evaluation of the individual performance with respect to 2007, which determination is to be made in the sole discretion of the Chief Executive Officer; and

•	25% begins vesting upon a determination of a passing score on the Company’s 2007 Metric Scorecard.

The board of directors issued these awards to bring the equity holdings of management to the median of the surveyed companies for retention purposes.

Employee Stock Purchase Plan

We have not adopted any formal employee equity ownership requirements or guidelines. However, we intend to adopt a Employee Stock Purchase Plan to encourage equity ownership by all of our employees. See “2007 Employee Stock Purchase Plan” below for a description of the 2007 Employee Stock Purchase Plan to be adopted and made effective immediately upon completion of this offering.

Perquisites and Other Benefits

As a general matter, we do not intend to offer perquisites or other benefits to any executive officer, including the named executive officers, with an aggregate value in excess of $10,000, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executives, with any such decision to be reviewed and approved by the compensation committee as needed. For example, as part of our effort to recruit Mr. Nunes to relocate to Ft. Lauderdale, Florida in May 2006, we agreed to provide Mr. Nunes with a relocation bonus of $15,000 to cover the costs of temporary housing and travel expenses during the initial six month relocation period. In addition, we reimbursed Mr. Nunes for his relocation expenses of $11,319. See “— Employment Agreements” below.

On September 5, 2007, the board of directors recognized Dr. Ferré’s performance in leading the establishment of our initial Knee Centers of Excellence and facilitating the performance of MAKOplasty procedures at those sites through the forgiveness of approximately $1.1 million of outstanding loans, including accrued interest, made by the Company to Dr. Ferré. The board of directors also recognized Mr. Abovitz’s research and development leadership with respect to versions 1.2 and 2.0 of our HGS through the forgiveness of approximately $25,000 of an outstanding loan made by us to Mr Abovitz. The board of directors determined that the forgiveness of approximately $25,000 of an outstanding loan made by the Company to Mr. Abovitz, were adequate compensation for extraordinary performance and in the best interests of the Company. See Note 4 to Financial Statements for additional information regarding these loans. In connection with the forgiveness of the loans, 106,792 shares of common stock were surrendered by Dr. Ferré to us to pay for the payroll taxes associated with the taxable income from the forgiveness of the loans. Also on September 5, 2007, to partially compensate Dr. Ferré for these surrendered shares, the board of directors granted options to Dr. Ferré to purchase 106,792 shares of common stock at an exercise price of $3.67.

Change in Control Arrangements

Each of our named executive officers has an employment agreement which provides for severance payment arrangements following specified termination events. Other than Dr. Ferré, none of the named executive officers would automatically be entitled to payments under their employment agreements upon a change in control, unless specific additional events occur, such as a material diminution in duties. Each of the named executive officers’ severance packages was negotiated by our company with the executive and was based on what the compensation committee believed, in its experience, to be a reasonable, but not overly generous, severance package to each executive, and necessary to retain the executive.

The compensation committee does not take into account severance packages in determining the amounts of other elements of compensation, such as base salary, cash bonus, stock option grants and restricted stock grants. See “— Termination and Change of Control Payments” below for a description of the severance and change in control arrangements for our named executive officers.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to covered employees, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. In general, we have determined that we will not seek to limit executive compensation so that all of such compensation is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, as a result, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Executive Compensation

The following table sets forth the compensation paid to our Chief Executive Officer, our Chief Financial Officer and each of the three other most highly compensated executive officers who were serving as executive officers on December 31, 2006. These five individuals are sometimes referred to collectively as the “named executive officers.”

2006 Summary Compensation Table

					Stock	Option	All Other
Name and Principal Position	Salary ($)		Bonus ($)(1)		Awards ($)(2)	Awards ($)(2)	Compensation ($)	Total ($)

Maurice R. Ferré, M.D. Chief Executive Officer and President	$274,000		$200,000		$73,112	—	—	$547,112
Fritz L. LaPorte Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer	$159,692		$48,150		—	$9,118	—	$216,960
Rony A. Abovitz Senior Vice President and Chief Technology Officer	$159,692		$48,150		—	$21,930	—	$229,772
Menashe R. Frank Senior Vice President, General Counsel and Secretary	$159,692		$48,150		—	$6,759	—	$214,601
Steven J. Nunes Senior Vice President of Sales and Marketing	$101,539	(3)	$15,123	(3)	—	$4,190	$26,319 (4)	$147,171

(1)	Amounts represent discretionary cash bonus payments made to each named executive officer in respect of his performance in 2006, as determined by the compensation committee. All payments were made in the first quarter of 2007.

(2)	Amounts represent the compensation expense recognized by the Company during 2006 as computed in accordance with FAS 123(R), other than disregarding any estimates relating to service-based vesting conditions.

(3)	Mr. Nunes joined the Company in May 2006.

(4)	As part of our employment agreement with Mr. Nunes, and to encourage Mr. Nunes to relocate to Ft. Lauderdale, Florida in May 2006, we agreed to provide Mr. Nunes with a relocation bonus of $15,000 to cover the costs of temporary housing and travel expenses during the initial six month relocation period. In addition, we reimbursed Mr. Nunes for his relocation expenses of $11,319.

2006 Grants of Plan-Based Awards

The following table sets forth information with respect to grants of plan-based awards during 2006 to the named executive officers:

Grants of Plan-Based Awards

				All Other
		All Other		Option Awards:			Grant Date
		Stock Awards:		Number of		Exercise or	Fair Value
		Number of		Securities		Base Price	of Stock
		Shares of Stock		Underlying		of Option	and Option
Name	Grant Date	or Units (#)		Options (#)		Awards ($/Sh)(1)	Awards(2)

Maurice R. Ferré, M.D.	May 22, 2006	250,000	(3)	—		$0.42	$59,989
Fritz L. LaPorte	May 22, 2006	—		100,000	(4)	$0.42	$26,598
Rony A. Abovitz	May 22, 2006	—		125,000	(5)	$0.42	$33,247
Menashe R. Frank	May 22, 2006	—		100,000	(6)	$0.42	$26,598
Steven J. Nunes	May 15, 2006	—		100,000	(7)	$0.42	$26,598

(1)	Equals the estimated fair value of the common stock on the date of grant.

(2)	Represents the grant date fair value of the awards calculated in accordance with FAS No. 123(R).

(3)	Restricted common stock, with 25% vested on date of grant and the remaining 75% vests ratably monthly over a 48 monthly period.

(4)	The first 25% of this option vests upon the one year anniversary of the grant date and the remaining 75% vests ratably on a monthly basis over the remaining three years.

(5)	The first 25% of this option vests upon the one year anniversary of the grant date and the remaining 75% vests ratably on a monthly basis over the remaining three years.

(6)	The first 25% of this option vests upon the one year anniversary of the grant date and the remaining 75% vests ratably on a monthly annual basis over the remaining three years.

(7)	The first 25% of this option vests upon the one year anniversary of the grant date and the remaining 75% vests ratably on a monthly basis over the remaining three years.

Employment Agreements

On September 19, 2007, we entered into a new employment agreement with Dr. Ferré, which was subsequently amended and restated on November 12, 2007 to permit Dr. Ferré to serve on the board of directors of Z-KAT if approved by a majority of our disinterested directors. The employment agreement expires on December 31, 2010, subject to automatic renewal for successive one-year terms unless either party gives 120 days notice of its intention not to renew the agreement. Under the employment agreement, Dr. Ferré is entitled to an initial base salary of $300,000 and an opportunity to earn a performance bonus with a target of 50% of his base salary which performance bonus may be higher or lower based on the attainment of performance criteria established by the company. For a description of severance arrangements, see “Termination and Change of Control Payments” below.

We entered into employment agreements, effective January 2005, with each of Messrs. Abovitz, Frank and LaPorte. Each of these agreements was amended and restated on February 5, 2007 to provide for a term of three years from the effective date of the original agreement. In May 2006, we entered into an employment agreement with Mr. Nunes for a term of two years. See “— Base Salary” above for a discussion of the negotiated base salaries reflected in these employment agreements. Pursuant to these employment agreements, each of Messrs. Abovitz, Frank and LaPorte received options for 250,000, 40,000 and 75,000 shares, respectively, of our common stock upon closing of the Series B redeemable convertible preferred stock financing in July 2005. Mr. Nunes received options for 150,000 shares pursuant to this employment agreement, 50,000 of which was granted in 2007. As part of our package to recruit Mr. Nunes to relocate to

Ft. Lauderdale, Florida in May 2006, we agreed to provide Mr. Nunes with a relocation bonus of $15,000 to cover the costs of temporary housing and travel expenses during the initial six month relocation period. In the event that Mr. Nunes’ employment is terminated for any reason during the first 24 months following his employment, other than by us for cause or by Mr. Nunes for other than good reason, Mr. Nunes is required to repay a prorated share of the relocation bonus. Each executive also is eligible to participate in various benefits programs that are available to our employees generally. In addition, each of the employment agreements provides for certain payments to be made to Messrs. Abovitz, Frank, LaPorte and Nunes upon termination of employment. For a description of these terms, including an estimation of the payments to be made, see “— Termination and Change of Control Payments” below.

2006 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards of the named executive officers as of December 31, 2006:

	Option Awards						Stock Awards
							Number of
							Shares or	Market Value
	Number of						Units of Stock	of Shares or
	Securities Underlying				Option	Option	That Have	Units of Stock
	Unexercised Options (#)				Exercise	Expiration	not Vested	That Have not
Name	Exercisable		Unexercisable		Price ($)	Date	(#)	Vested ($)

Maurice R. Ferré, M.D.	—		—		—	—	533,902 (1)	$347,036 (1)
	—		—		—	—	160,156 (2)	$104,101 (2)
Fritz L. LaPorte	211,700	(3)	0	(3)	$0.22	12/15/2014	—	—
	26,563	(4)	48,437	(4)	$0.42	7/17/2015	—	—
	0	(5)	100,000	(5)	$0.42	5/21/2016
Rony A. Abovitz	211,700	(6)	0	(6)	$0.22	12/15/2014	—	—
	88,542	(7)	161,458	(7)	$0.42	7/17/2015	—	—
	0	(8)	125,000	(8)	$0.42	5/21/2016
Menashe R. Frank	105,850	(9)	0	(9)	$0.22	12/15/2014	—	—
	14,167	(10)	25,833	(10)	$0.42	7/17/2015	—	—
	0	(11)	100,000	(11)	$0.42	5/21/2016
Steven J. Nunes	0	(12)	100,000	(12)	$0.42	5/14/2016	—	—

(1)	The vesting of the shares subject to this restricted stock is as follows: (i) 275,563 shares vested on 7/14/2005; and (ii) 826,687 shares vest ratably over a 48 month period beginning 7/13/06 through 6/13/09.

(2)	The vesting of the shares subject to this restricted stock is as follows: (i) 62,500 shares vested on 5/22/06; and (ii) 187,500 shares vest ratably over a 48 month period beginning 5/21/07 through 4/21/10.

(3)	The vesting of the shares subject to this stock option is as follows: (i) 211,700 shares vested on 12/16/2004.

(4)	The vesting of the shares subject to this stock option is as follows: (i) 18,750 shares vested on 7/15/06; and (ii) 56,250 shares vest ratably monthly over a 36 month period beginning 8/15/06 through 7/15/09.

(5)	The vesting of the shares subject to this stock option is as follows: (i) 25,000 shares vest on 5/21/2007; and (ii) 75,000 shares vest ratably monthly over a 36 month period beginning 6/21/07 through 5/21/10.

(6)	The vesting of the shares subject to this stock option is as follows: (i) 211,700 shares vested on 12/16/2004.

(7)	The vesting of the shares subject to this stock option is as follows: (i) 62,500 shares vested on 7/15/06; and (ii) 187,500 shares vest ratably monthly over a 36 month period beginning 8/15/06 through 7/15/09.

(8)	The vesting of the shares subject to this stock option is as follows: (i) 31,250 shares vest on 5/21/2007; and (ii) 93,750 shares vest ratably monthly over a 36 month period beginning 6/21/07 through 5/21/10.

(9)	The vesting of the shares subject to this stock option is as follows: (i) 105,580 shares vested on 12/16/2004.

(10)	The vesting of the shares subject to this stock option is as follows: (i) 10,000 shares vested on 7/15/06; and (ii) 30,000 shares vest ratably monthly over a 36 month period beginning 8/15/06 through 7/15/09.

(11)	The vesting of the shares subject to this stock option is as follows: (i) 25,000 shares vest on 5/21/2007; and (ii) 75,000 shares vest ratably monthly over a 36 month period beginning 6/21/07 through 5/21/10.

(12)	The vesting of the shares subject to this stock option is as follows: (i) 25,000 shares vest on 5/14/2007; and (ii) 75,000 shares vest ratably monthly over a 36 month period beginning 6/14/07 through 5/14/10.

2006 Option Exercises and Stock Vested

No options were exercised by any of the named executive officers during the year ended December 31, 2006. The following table sets forth information with respect to stock vested during 2006:

2006 Option Exercises and Stock Vested

Stock Awards
Number of
	Shares	Value
	Acquired on	Realized on
Name	Vesting (#)	Vesting ($)(1)

Maurice R. Ferré, M.D.	206,672	$90,763
Fritz L. LaPorte	—	—
Rony A. Abovitz	—	—
Menashe R. Frank	—	—
Steven J. Nunes	—	—

(1)	Value realized on vesting is determined by multiplying the number of vested shares by the price of our common stock on the vesting date. This amount is not intended to represent the value, if any, that is actually realized by the individual.

2004 Stock Incentive Plan

We adopted the MAKO Surgical Corp. 2004 Stock Incentive Plan on December 16, 2004 to enable us to attract, retain and motivate employees. Under this plan, we granted to our employees options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code and non-qualified stock options to purchase shares of our common stock. Of the 8,575,000 shares of common stock that were eligible for issuance pursuant to awards made under this plan, 5,821,307 shares of common stock were subject to options outstanding as of November 1, 2007. As of such date, the outstanding options had a weighted average exercise price of $1.59 per share and had expiration dates ranging from December 15, 2014 to September 5, 2017. Although this plan remains in effect and options under the plan remain outstanding, we will cease making awards under the plan as of the adoption of our 2007 Omnibus Incentive Plan.

2007 Omnibus Incentive Plan

Our board of directors approved the MAKO Surgical Corp. 2007 Omnibus Incentive Plan on          , 2007 (referred to as the “new equity plan” or the “2007 Omnibus Incentive Plan”). Our stockholders approved the plan on          , 2007. The new equity plan was effective as of           , 2007 and will expire          , 2017 unless earlier terminated by the board of directors. We have not granted any awards under the new equity plan as of the date of this prospectus.

The new equity plan permits the board of directors to delegate such power and authority related to the administration and implementation of the new equity plan. Accordingly, as further described below, the granting of awards under the new equity plan will generally be within the discretion of the compensation committee of our board of directors.

Eligibility.  Awards may be granted under the plan to officers, directors (including non-employee directors) and other employees of our company or any of our subsidiaries or other affiliates, to any individual who is an advisor, consultant or other provider of services to our company or any of our subsidiaries or other affiliates and to any other individuals who are approved by our board of directors as eligible to participate in the plan. Only employees of our company or any of its subsidiaries are eligible to receive incentive stock options.

Administration, Amendment and Termination.  Our board of directors will have the power and authority to administer the new equity plan. In accordance with the terms of the plan, our board of directors may delegate this power and authority to its compensation committee. The compensation committee will have the authority to interpret the terms and intent of the new equity plan, determine eligibility for and terms of awards for participants and make all other determinations necessary or advisable for the administration of the new equity plan. To the extent permitted by law, our board or compensation committee may delegate authority under the plan to a member of our board of directors.

The compensation committee may amend, suspend or terminate the new equity plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the new equity plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of the Nasdaq Stock Market.

Awards.  Awards under the new equity plan may be made in the form of: stock options, which may be either incentive stock options or non-qualified stock options; stock appreciation rights; restricted stock; restricted stock units; dividend equivalent rights; performance shares; performance units; cash-based awards; other stock-based awards, including unrestricted shares; and any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

Shares Subject to the Plan.  Subject to adjustment as described below, a total of           shares of our common stock will be available for issuance under the new equity plan. Shares issued under the new equity plan may be authorized but unissued shares or treasury shares. Any shares covered by an award, or portion of an award, granted under the new equity plan that is forfeited or canceled, expires or is settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the new equity plan.

Adjustment of Shares Subject to New Equity Plan.  In the event of certain changes in our capitalization, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions.  Subject to the exceptions described below, upon the occurrence of a “corporate transaction,” as defined in the new equity plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the shares of stock subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken: (i) fifteen days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of fifteen days; or (ii) instead of providing for accelerated vesting in awards under the new equity plan in connection with the corporate transaction, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made for the assumption or continuation of the outstanding awards, or for the substitution for such outstanding awards of similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award.

A “corporate transaction” means:  the dissolution or liquidation of our company or a merger, consolidation, or reorganization of our company with one or more other entities in which we are not the surviving entity; a sale of substantially all of our assets to another person or entity; or any transaction which results in any person or entity, other than persons who are our stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of our stock.

If we are the surviving entity in any reorganization, merger, or consolidation of our company with one or more other entities which does not constitute a corporate transaction, any option or stock appreciation right outstanding under the new equity plan will apply to the securities to which a holder of the number of shares of our stock subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of shares of our stock subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the new equity plan for different provisions to apply to an award other than those described above.

Corporate Performance Objectives.  Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and, based on recent IRS interpretation, the three most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The new equity plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the new equity plan becomes subject to Section 162(m).

2007 Employee Stock Purchase Plan

Our board of directors approved the MAKO Surgical Corp. 2007 Employee Stock Purchase Plan on          , 2007 (referred to as the “2007 Employee Stock Purchase Plan”). Our stockholders approved the plan on          , 2007. The 2007 Employee Stock Purchase Plan was effective as of          , 2007. We have not granted any awards under the new equity plan as of the date of this prospectus.

Share Reserve.  Following this offering, the 2007 Employee Stock Purchase Plan authorizes the issuance of           shares of common stock for purchase by eligible employees of the Company or any of its participating affiliates. The shares of common stock issuable under the 2007 Employee Stock Purchase Plan may be authorized but unissued shares, treasury shares, or shares purchased on the open market. The 2007 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code.

Administration.  The 2007 Employee Stock Purchase Plan will be administered by the compensation committee. The compensation committee has the authority to interpret the 2007 Employee Stock Purchase Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the 2007 Employee Stock Purchase Plan.

Payroll Deductions.  The 2007 Employee Stock Purchase Plan permits eligible employees to elect to have a portion of their pay deducted by us to purchase shares of our common stock. We will determine the length and duration of the periods during which payroll deductions will be accumulated to purchase shares of common stock. This period is known as the offering period.

Purchase Price.  Rights to purchase shares of our common stock will be deemed granted to participating employees as of the first trading day of each offering period. The purchase price for each share will be set by the compensation committee. The purchase price for an offering period may not be less than 85% of the fair market value of our common stock on the first trading day of the offering period or the day on which the shares are purchased, whichever is lower.

Eligibility.  Any employee of the Company or our participating affiliates may participate in the 2007 Employee Stock Purchase Plan, except the following, who are ineligible to participate: (i) an employee whose customary employment is 20 hours or less per week; and (ii) an employee who, after exercising his or her rights to purchase stock under the 2007 Employee Stock Purchase Plan, would own stock (including stock that may be acquired under any outstanding options) representing 5% or more of the total combined voting power of all classes of stock of the Company. An employee must be employed on the last day of the offering period in order to acquire stock under the 2007 Employee Stock Purchase Plan unless the employee has retired, died or become disabled, been laid off or is on an approved leave of absence.

Reorganizations.  Upon a reorganization in which we are not the surviving corporation or a sale of assets or stock, the 2007 Employee Stock Purchase Plan and all rights outstanding shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation or assumption of the 2007 Employee Stock Purchase Plan, or for the substitution of the rights under the 2007 Employee Stock Purchase Plan with rights covering the stock of the successor corporation.

401(k) Plan

We offer a 401(k) Plan pursuant to Section 401(k) of the Internal Revenue Code. All full time U.S. employees are eligible to participate in the plan. The plan permits pretax contributions by participants not to exceed annual amounts allowable under the Code. Participants are fully vested in their contributions.

Termination and Change of Control Payments

Dr. Ferré

The employment agreement for Dr. Ferré provides for the payment of severance benefits if Dr. Ferré is terminated without “cause” or if Dr. Ferré resigns for “good reason”. Upon such a termination, Dr. Ferré will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses, one times the sum of Dr. Ferré’s annual salary and cash bonuses received by him during the preceding completed fiscal years and accelerated vesting of equity awards that vest based on the passage of time; provided that if the termination occurs in anticipation of a change of control of the company or within two years thereafter, the applicable multiplier will be two instead of one, payment of a pro rated bonus for the year of termination, and assuming attainment of target performance goals, accelerated vesting of all equity awards that vest based on the attainment of performance goals at the greater of target levels or actual performance at the date of termination. Dr. Ferré is also entitled to a gross-up payment to the extent any payments payable to him in connection with a change of control become subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. All equity that vest on the passage of time accelerate vesting in the event of a change of control. In addition, all equity awards that vest based on the passage of time vest in the event of a termination of employment due to death or disability.

Under Dr. Ferré’s employment agreement, “good reason” includes any of the following, in each case to the extent not corrected by us following 30 days notice from Dr. Ferré:

•	the assignment of duties materially inconsistent with Dr. Ferré’s position and status or a materially adverse change in the nature of Dr. Ferré’s duties, responsibilities and authorities from those described in his agreement;

•	a material reduction in Dr. Ferré’s annual salary or the setting of his annual target incentive opportunity in amounts materially less than those specified in his agreement;

•	relocation of Dr. Ferré’s principal work location more than 25 miles from current Company headquarters;

•	failure to elect or reelect Dr. Ferré to the Company’s board of directors or his removal from the Board other than for cause;

•	our failure to obtain an agreement from any successor to us to assume the agreement; or

•	any other failure by us to perform any material obligation or provision of the agreement.

Under Dr. Ferré’s employment agreement, “cause” includes any of the following, provided that the executive has been provided a copy of the resolution adopted by at least three-quarters of the independent members of the board at a meeting of the board (after reasonable notice to the executive and an opportunity for the executive, together with the executive’s counsel, to be heard before the board) finding that the executive was guilty of the specified conduct:

•	conviction for commission of a felony or a crime involving moral turpitude;

•	willful commission of any act of theft, fraud, embezzlement or misappropriation against us; or

•	willful and continued failure to perform duties, which failure is not remedied within 30 days notice from us.

Messrs. Abovitz, Frank, LaPorte and Nunes

The employment agreements for Messrs. Abovitz, Frank, LaPorte and Nunes provide for the payment of severance benefits to the executive if we terminate the executive’s employment without “cause” or if the executive resigns for “good reason”. Upon such a termination, the executive will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses, an amount equal to six months, or nine months in the case of Mr. Abovitz, of the executive’s annual base salary at the rate then in effect, and the costs of continuation of health benefits for six months, or nine months in the case of Mr. Abovitz.

Under these employment agreements, “good reason” includes:

•	a material adverse change of the executive’s job responsibilities;

•	a breach by us with respect to our compensation obligations under the employment agreement, which has not been cured after 30 days written notice by the executive, or our notice of non-renewal;

•	a decrease in executive’s base salary not equally applied (on a percentage basis) to all employees subject to an employment agreement with us; or

•	relocation of our headquarters to a location more than 100 miles from the location at the time the employment agreement was first executed.

We have the right to terminate Messrs. Abovitz, Frank, LaPorte and Nunes for cause if such termination is approved by not less than two-thirds of the board provided the executive is given at least five days advance notice of such meeting and is given the opportunity to speak at such meeting. If any of these executives’ employment is terminated by us for cause or by the executive without good reason, the executive will be entitled to receive only accrued but unpaid compensation and reimbursement of any outstanding reasonable business expenses. Termination for cause may include termination as a result of any act or failure to act on the part of the executive which constitutes:

•	the willful, knowing or grossly negligent failure or refusal of the executive to perform his duties under the employment agreement or to follow the reasonable directions of the Chief Executive Officer which has continued for 30 days following written notice of such failure or refusal from the board;

•	a breach by the executive of any fiduciary duty to us or any of our subsidiaries for which the executive is required to perform services under the employment agreement;

•	material and willful misfeasance or malfeasance by the executive in connection with the performance of his duties under the employment agreement;

•	the executive’s commission of an act which is a fraud or embezzlement;

•	the conviction of the executive for, or a plea of guilty or nolo contendere to a criminal act which is a felony;

•	a material breach or default by the executive of any provision of the employment agreement which has continued for 30 days following notice of breach or default from the board;

•	the executive’s willful and material breach or violation of any law, rule or regulation (other than traffic violations or similar offenses);

•	abuse of drugs or alcohol to our detriment;

•	or the executive not maintaining his primary residence in the South Florida region; or

•	willful breach of certain convenants and provisions with respect to Z-KAT that has continued for 30 days following notice of such breach or default from the board.

Each employment agreement includes customary non-competition and non-solicitation restrictions applicable to the executive for a period of 12 months after the termination of the executive’s employment, as well as customary confidentiality provisions. In addition, each of these employment agreements provides that all confidential information that the executive has access to, uses or creates during his employment and all intellectual property resulting from work done by him on our behalf is our property. In the event the employment agreement is not renewed at the end of its three year term, we have the option of paying a severance payment equal to six months, or nine months in the case of Mr. Abovitz, of base salary payable in monthly installments, or waiving our rights to enforce the non-competition covenants.

Acceleration of Equity

Pursuant to the terms of restricted stock and option award agreements we have entered into with our named executive officers, no additional shares of common stock subject to any outstanding restricted stock and option awards will vest after termination of or by the executive for any reason. If the executive is terminated for cause, the executive will forfeit all rights to his options and the option will expire immediately. For all other terminations, other than death or disability, options expire on the ninetieth day after the termination date. Upon death or disability, options expire twelve months after the date of death or the date of termination resulting from disability.

In the event of a change of control, if the successors entity does not assume, continue or substitute for outstanding options and restricted stock, all outstanding shares of our restricted common stock will vest, and either (i) all options will become immediately exercisable or (ii) the board will elect to cancel any outstanding grants of options or restricted stock and pay an amount in cash or securities. In addition, pursuant to the terms of Dr. Ferré’s employment agreement, in the event of a change of control, any unvested equity awards that vest on the passage of time would vest. As described above, unvested equity awards that vest on the passage of time held by Dr. Ferré vest upon his termination without cause, his termination for good reason, his termination due to death and his termination due to disability.

Assuming a December 31, 2006 termination event, the aggregate severance and change of control payments to the named executive officers are estimated to be as follows:

	Severance		Change of
Named Executive Officer	Payment		Control Payment

Maurice R. Ferré, M.D.	$378,200	(1)	$756,400	(2)
Rony A. Abovitz	$120,375	(3)	—
Menashe R. Frank	$80,250	(4)	—
Fritz L. LaPorte	$80,250	(4)	—
Steven J. Nunes	$80,000	(4)	—

(1)	Represents base salary, as of December 31, 2006, and the amount of cash bonus received by Dr. Ferré in 2005.

(2)	If Dr. Ferré is terminated as of December 31, 2006 in anticipation of a change of control of the Company or within two years thereafter, Dr. Ferré would be entitled to a payment of $756,400, which represents two times base salary as of December 31, 2006, and a pro rated bonus for the year of termination. This change of control payment would be made in lieu of a severance payment. Dr. Ferré would also be entitled to a gross-up payment if any payments payable to him in connection with a change of control were subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. Because the change of control payment of $756,400, assuming a December 31, 2006 termination event, would not be subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code, we would not be required to make any tax gross-up payments pursuant to the terms of our employment agreement with Dr. Ferré. Therefore, the table above does not reflect any tax gross-up payments. The compensation disclosure provided with respect to Dr. Ferré in this table and footnote is based on his most recent Amended Employment Agreement, which became effective on November 12, 2007. For purposes of this tabular and footnote disclosure, however, we have assumed that the provisions of such Employment Agreement were in effect as of December 31, 2006.

(3)	Represents the continuation of base salary, as of December 31, 2006 for a period of nine months. No additional severance payments would be payable upon or in connection with a change in control.

(4)	Represents the continuation of base salary, as of December 31, 2006 for a period of six months. No additional severance payments would be payable upon or in connection with a change in control.

Assuming a December 31, 2006 change of control event, the number and value of options and restricted stock that will have vested would be as follows:

		Number of Shares of
	Number of	Restricted	Value of
Named Executive Officer	Options	Stock	Options or Restricted Stock(1)

Maurice R. Ferré, M.D.	—	1,502,250	$976,463
Rony A. Abovitz	586,700	—	$177,281
Menashe R. Frank	245,850	—	$77,716
Fritz L. LaPorte	386,700	—	$131,281
Steven J. Nunes	100,000	—	$23,000

(1)	The value of the options is calculated by subtracting the per share exercise price of the option from the price of the underlying shares as of December 31, 2006.

Limitation of Liability and Indemnification

Our second amended and restated certificate of incorporation limits and our own third amended and restated certificate of incorporation, which will become effective upon completion of this offering, will limit the personal liability of our board members for breaches by them of their fiduciary duties to the fullest extent permitted by Delaware General Corporation Law. Delaware law allows companies to provide that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such a limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our second amended and restated certificate of incorporation and second amended and restated bylaws require and our third amended and restated certificate of incorporation and third amended and restated bylaws, each of which will become effective upon completion of this offering, will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

In accordance with Delaware law, our second amended and restated bylaws permit and our third amended and restated bylaws will permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

As permitted by the Delaware General Corporation Law, we intend to enter into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of MAKO Surgical Corp. or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

We have adopted a related person transactions policy to be effective upon completion of this offering pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, are not permitted to enter into a related person transaction with us without the consent of our audit committee, other independent committee of our board of directors or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person’s interest in the transaction and, if applicable, the impact on a director’s independence. After consideration of these and other factors, the audit committee may approve or reject the transaction. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

Z-KAT Transactions

Based on the number of shares of our common stock outstanding as of September 1, 2007 and assuming the conversion of all outstanding shares of our preferred stock as of November 1, 2007, Z-KAT, Inc. beneficially owns, on a fully diluted basis, approximately 10.57% of our common stock. Mr. Dewey, a member of our board of directors, serves as the acting Chief Executive Officer and a director of Z-KAT. Messrs. Dewey, Ferré and Abovitz own approximately 8.4%, 4.4% and 2.2%, respectively, of the capital stock of Z-KAT.

Z-KAT was formed in 1997 to develop and commercialize computer-assisted surgery, or CAS, applications. Z-KAT purchased, developed and commercialized certain CAS intellectual property and technology assets and also purchased and developed, but did not commercialize, certain haptic robotic intellectual property and technology assets. At the direction of its board of directors and shareholders, Z-KAT formed MAKO in November 2004, initially as a wholly owned subsidiary, to develop and commercialize unique applications combining CAS with haptic robotics in the medical field of orthopedics. MAKO issued 100 shares of our common stock to Z-KAT in connection with our formation.

In December 2004, pursuant to a contribution agreement, we acquired substantially all of Z-KAT’s tangible assets, primarily furniture, office equipment and a majority of Z-KAT’s CAS technology assets not required for Z-KAT’s retained CAS business, and all of its haptic robotic research and development technology assets. We were granted a limited license to Z-KAT’s CAS and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics, subject to a prior license to Biomet Manufacturing Corp. to use Z-KAT’s CAS intellectual property, but not its haptic robotic intellectual property, in the field of orthopedics. The assets acquired by Z-KAT within two years prior to their transfer to us had a carrying value of $392,000 and were acquired by Z-KAT for a purchase price of $430,000, with the difference representing depreciation. The contribution agreement, including the Z-KAT license, was made in exchange for approximately 4,272,000 shares of common stock, 1,999,000 shares of Series A redeemable convertible preferred stock, and 577,000 warrants to purchase common stock at an exercise price of $0.99 per share. These share amounts were determined by Z-KAT’s board of directors. In making this determination, the Z-KAT board of directors determined the number of shares to be issued in order to (1) obtain sufficient subsidiary stock for its subsequent use in redeeming bridge note debt to its shareholders and satisfying a substantial portion of its accounts payable and (2) establish the capital structure of its subsidiary to allow for the future sale of our Series A redeemable convertible preferred stock. This acquisition was accounted for based on the Z-KAT carrying value of the assets acquired totaling approximately $652,000 as it was a transaction between entities under common control. The common stock was recorded at par and the remainder of the ascribed value was allocated to the Series A redeemable convertible preferred stock resulting in a discount to the potential redemption value of approximately $1,346,000 which is being accreted over the period from the date of issuance to the redemption date.

Pursuant to the December 2004 contribution of the Z-KAT license, which was not assigned a value, we obtained the right to manage and maintain the Z-KAT patent portfolio, and assumed the obligation to pay a ratable portion (among all licensees) of all maintenance fees, patent costs and applicable royalties to Z-KAT’s licensors (except for an annual minimum royalty payment to Z-KAT’s primary licensor in its retained CAS business). Because there has only been one licensee of the Z-KAT patent portfolio other than us, our ratable portion for the intellectual property fees, costs and royalties has been 50% since consummation of the Z-KAT license.

Z-KAT, through its retained business, continued the commercialization of its CAS technology and retained its right to use or license its CAS and haptic robotics intellectual property portfolio outside of the field of orthopedics. In connection with the contribution agreement, we reimbursed Z-KAT for certain payroll and direct and indirect expenses incurred from October 1, 2004 through November 11, 2004 relating to us prior to our legal formation on November 12, 2004. Such expenses totaled approximately $250,000 and have been eliminated from Z-KAT’s results of operations for the period from January 1, 2004 through November 11, 2004 and included in our results of operations for the period November 12, 2004 through December 31, 2004. The operating management team and all staff of Z-KAT transferred to us in connection with its formation. For a period of time subsequent to the contribution agreement, our employees provided limited continuing commercial services to the retained business of Z-KAT.

Because, pursuant to the contribution transaction, we acquired substantially all of Z-KAT’s tangible assets and all of Z-KAT’s employees, including management, and received all necessary intellectual property rights, without all of which we could not operate, Z-KAT is considered the predecessor company of us. The “Financial Statements” section of this prospectus for the period from January 1, 2004 through November 11, 2004 was prepared to present the statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of Z-KAT.

In March 2006, we entered into a three-party intellectual property licensing transaction among MAKO, Z-KAT and IBM. Pursuant to the transaction, we granted Z-KAT a perpetual, paid-up non-exclusive limited license to intellectual property licensed by us from third parties, for use outside the field of orthopedics, in exchange for Z-KAT’s grant to IBM of an irrevocable, paid-up non-exclusive limited license to Z-KAT’s intellectual property portfolio, for use in IBM’s field of information handling services. In consideration of its license from Z-KAT, IBM granted to us a non-exclusive license to IBM’s intellectual property portfolio, for use by MAKO in the field of orthopedic surgery in combination with a robotic device. See also “Business — Intellectual Property — License Arrangements with Other Third Parties” and “License and Royalty Agreements” in Note 6 to Financial Statements.

In August 2006, we created a special independent committee of our board of directors, comprised of all directors that did not hold an interest in Z-KAT, to act on our behalf on all matters involving Z-KAT. In December 2006, we entered into an addendum to the contribution agreement. Under the addendum, we loaned Z-KAT approximately $125,000 to satisfy certain accounts payable, assumed the obligation to pay the annual minimum royalty payable to the sole excluded CAS licensor, and purchased certain remaining Z-KAT CAS inventory at or below historical costs, which is applicable to our field of orthopedics (which in 2004 Z-KAT had intended to utilize in its retained CAS business) for $30,000. Z-KAT also assigned to us its right to receive required royalty payments from two prior third-party CAS intellectual property licensees. We secured the right and assumed the obligation to pay the CAS minimum royalty due to the importance of maintaining the licensed rights and Z-KAT’s illiquid position in 2006. There was no change in licensed intellectual property rights as a result of the addendum. The liabilities assumed and the assets acquired were recorded at Z-KAT’s carrying value and resulted in a net liability of approximately $221,000. We recorded an offsetting charge to reduce additional paid-in-capital to zero with the excess charged to accumulated deficit as Z-KAT continued to be a significant shareholder of the Company. The CAS minimum royalty was initially an obligation retained by Z-KAT under the Z-KAT license as the intellectual property at issue had greater applicability to Z-KAT’s retained CAS business than our field of orthopedics. The Z-KAT note accrues interest at a rate of 8.5% per annum, which was determined by negotiation between Z-KAT and the special independent committee of our board of directors, and is being repaid through collections from ongoing sales of Z-KAT’s CAS products.

Employee Loans and Notes Receivable for Restricted Stock

During 2006, our company made $200,000 in employee loans to Dr. Ferré and $25,000 in employee loans to Mr. Abovitz. Each of the loans accrued interest at a rate of 4.0% per annum, compounded annually. The interest is paid biweekly. These employee loans were due upon the earlier of one year from the date of the employee loan or a liquidation event. Dr. Ferré and Mr. Abovitz fully repaid the loans in April 2007. In May 2007 and June 2007, we made new loans totaling $200,000 to Dr. Ferré on substantially the same terms as his previous loans. We also issued a $25,000 loan to Mr. Abovitz in June 2007 on substantially the same terms as his previous loans.

To date, we have issued the following shares of restricted common stock to Dr. Ferré or an affiliate of Dr. Ferré during the course of his employment with us:

•	In July 2005, we issued 1,102,250 shares of restricted common stock to Dr. Ferré and 150,000 shares of restricted common stock to MMF Holdings, LLC, an affiliate of Dr. Ferré, at a purchase price of $0.42 per share in exchange for a promissory note from the Dr. Ferré in the principal amount of $525,945, approximately 50% of which is nonrecourse. The promissory note accrued interest at a rate of 8% per annum, and 1,102,250 shares of the restricted stock was pledged as collateral against the promissory note. Twenty-five percent of the restricted stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In May 2006, we issued 250,000 shares of restricted common stock to Dr. Ferré at a purchase price of $0.42 per share in exchange for a promissory note from the Dr. Ferré in the principal amount of $105,000, approximately 50% of which is nonrecourse. The promissory note accrued interest at a rate of 8% per annum, and the restricted stock was pledged as collateral against the promissory note. Twenty-five percent of the restricted stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In March 2007, we issued 250,000 shares of restricted common stock to Dr. Ferré at a purchase price of $0.82 per share in exchange for a promissory note from Dr. Ferré in the principal amount of $205,000, approximately 50% of which is nonrecourse. The promissory note accrued interest at a rate of 8% per annum, and the restricted stock was pledged as collateral against the promissory notes. Twenty-five percent of the restricted stock vested immediately with the remainder vesting monthly over 48 months as service is provided.

•	In August 2007, we issued 750,000 shares of restricted common stock to Dr. Ferré. The 750,000 shares of restricted common stock vests quarterly over 48 months as service is provided.

On September 5, 2007, we forgave outstanding loans of approximately $1.1 million, including accrued interest of $113,000, to Dr. Ferré, of this amount, which represents all loans outstanding to Dr. Ferré. Of this amount, $949,000 was associated with the issuances of the restricted stock and $200,000 was associated with employee loans as discussed above. In connection with the forgiveness of the loans, 106,792 shares of common stock were surrendered by Dr. Ferré to us to pay for the payroll taxes associated with the taxable income from the forgiveness of the loans. Also, on September 5, 2007, the board of directors granted options to Dr. Ferré to purchase 106,792 shares of common stock at an exercise price of $3.67. During the life of the outstanding loans, Dr. Ferré repaid no principal and $2,075 in accrued interest on loans associated with employee loans and no principal or accrued interest on loans associated with the issuance of restricted stock. In addition, in August 2007, we forgave a $25,000 outstanding loan to Mr. Abovitz.

Investor Agreements

We have entered into a registration rights agreement with the purchasers of our outstanding preferred stock, including directors, executive officers and employees who purchased our preferred stock. Pursuant to this registration rights agreement, as of November 1, 2007, the holders of approximately 33,163,775 million shares of our common stock, issuable upon the automatic conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Until the closing of this offering, the election of the members of our board of directors will be governed by a stockholders agreement that we entered into with purchasers of our outstanding preferred stock, including directors, executive officers and other employees who purchased our preferred stock, and related provisions of our second amended and restated certificate of incorporation. The holders of a majority of our common stock have designated Dr. Ferré for election to our board of directors. The holders of a majority of our Series A redeemable convertible preferred stock have designated Mr. Dewey for election to our board of directors. Certain holders of our Series B redeemable convertible preferred stock have designated Messrs. Brunk and Chao for election to our board of directors. Certain holders of our Series C redeemable convertible preferred stock have designated Mr. Stansky for election to our board of directors. Pursuant to the stockholders’ agreement, the board has appointed Mr. Blumenfeld as an additional director to the board; provided that all future board members appointed by a majority of the board must be independent. Upon the closing of this offering, the stockholders agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Recent Sales of Preferred Stock

Some of our directors, executive officers and stockholders beneficially owning more than 5% of our common stock have participated in transactions in which they purchased shares of our preferred stock. As part of our offering of Series A redeemable convertible preferred stock in December 2004, we issued and sold an aggregate of 2,500,000 shares of our Series A redeemable convertible preferred stock at a price of $1.00 per share and 825,000 warrants to purchase common stock at a price of $0.01 per warrant for aggregate consideration of approximately $2.5 million. In addition, we issued 1,998,745 shares of Series A redeemable convertible preferred stock and 577,085 warrants to purchase common stock at $0.99 per share to Z-KAT in exchange for the license of intellectual property and transfer of other assets. Pursuant to an exchange agreement between us, Z-KAT and certain creditors of Z-KAT, Z-KAT transferred 1,748,745 shares of our Series A redeemable convertible preferred stock and 577,085 warrants to purchase common stock to their creditors in exchange for such creditors’ cancellation of Z-KAT’s outstanding debt. As part of our offering of Series B redeemable convertible preferred stock in July 2005, we issued and sold an aggregate of 15,151,516 shares of our Series B redeemable convertible preferred stock at a price of $1.32 per share for aggregate consideration of approximately $20 million. As part of our offering of Series C redeemable convertible preferred stock in February 2007, we issued and sold an aggregate of 13,513,514 shares of our Series C redeemable convertible preferred stock at a price of $2.22 per share for aggregate consideration of approximately $30 million. Upon completion of this offering, these shares of preferred stock will automatically convert into shares of common stock on a one-for-one basis, subject to adjustment in the event of a reverse stock split capital transaction. Set forth below is information regarding the participation of our directors, executive officers and 5% stockholders in the transactions described above. It does not reflect their current ownership.

	Shares of								Shares of		Shares of
	Series A								Series B		Series C
	Redeemable				Warrants to				Redeemable		Redeemable
	Convertible		Aggregate		Purchase		Aggregate		Convertible	Aggregate	Convertible	Aggregate
	Preferred		Consideration		Common		Consideration		Preferred	Consideration	Preferred	Consideration
Purchaser	Stock		Paid		Stock		Paid		Stock	Paid	Stock	Paid

Directors and executive officers
Christopher C. Dewey	1,020,857	(1)	$397,649	(1)	336,883	(1)	$1,312	(1)	575,758	$760,000	649,336	$1,441,526
Maurice R. Ferré, M.D..	51,707	(2)	—	(2)	17,063	(2)	—	(2)	—	—	—	—
Frederic H. Moll, M.D.	103,569	(3)	—	(3)	34,178	(3)	—	(3)	37,879	$50,000	63,940	$141,947
5% Stockholders
Z-KAT, Inc.(4)	250,000		—		—		—		—	—	—	—
MK Investment Co.(5)	—		—		—		—		3,787,879	$5,000,000	1,641,557	$3,644,256
Entities affiliated with Tudor Investment Corporation(6)	—		—		—		—		—	—	4,504,505	$10,000,000
Entities affiliated with Lumira Capital Corp.(7)	—		—		—		—		3,787,879	$5,000,000	1,351,351	$3,000,000
David A. Tepper	1,068,220		$1,068,220		330,000		$3,300		705,894	$931,780	691,368	$1,534,837
Smithfield Fiduciary LLC	—		—		—		—		1,697,652	$2,240,900	735,713	$1,633,283
Aperture Capital II, L.P.	—		—		—		—		1,515,152	$2,000,000	900,901	$2,000,000

(1)	As part of our offering of Series A redeemable convertible preferred stock in December 2004, Mr. Dewey purchased 397,649 shares of Series A redeemable convertible preferred stock and 131,224 warrants to purchase common stock at a price of $0.01 per warrant for aggregate consideration of approximately $398,961. In addition, in December 2004 we acquired various assets, including intellectual property rights and technologies from Z-KAT, in exchange for shares of our common stock, convertible preferred stock and warrants to purchase our common stock at an exercise price of $0.99 per share. Subsequently, Z-KAT transferred to Mr. Dewey 623,208 shares of Series A redeemable convertible preferred stock and 205,659 warrants to purchase our common stock at an exercise price of $0.99 per share in exchange for the cancellation of $625,264 of outstanding Z-KAT debt as described in the “Recent Sales of Preferred Stock” section above.

(2)	In connection with agreements relating to our formation, we acquired various assets, including intellectual property rights and technologies from Z-KAT, in exchange for shares of our common stock, convertible preferred stock and warrants to purchase our common stock at an exercise price of $0.99 per share. Subsequently, Z-KAT transferred to Dr. Ferré 51,707 shares of Series A redeemable convertible preferred stock and 17,063 warrants to purchase our common stock at an exercise price of $0.99 per share in exchange for cancellation of $51,878 of outstanding Z-KAT debt as described in the “Recent Sales of Preferred Stock” section above.

(3)	In connection with agreements relating to our formation, we acquired various assets, including intellectual property rights and technologies from Z-KAT, in exchange for shares of our common stock, convertible preferred stock and warrants to purchase our common stock at an exercise price of $0.99 per share. Subsequently, Z-KAT transferred to Dr. Moll 109,663 shares of Series A redeemable convertible preferred stock and 34,178 warrants to purchase our common stock at an exercise price of $0.99 per share in exchange for cancellation of $103,911 of outstanding Z-KAT debt as described in the “Recent Sales of Preferred Stock” section above.

(4)	In connection with agreements relating to our formation we acquired various assets, including intellectual property rights and technologies from Z-KAT, in exchange for shares of our common stock, convertible preferred stock and warrants to purchase our common stock at our exercise price of $0.99 per share. In turn, Z-KAT received approximately 1,998,745 shares of Series A redeemable convertible preferred stock and 577,085 warrants to purchase our common stock. Subsequently, Z-KAT transferred 1,748,745 shares of Series A redeemable convertible preferred stock and 577,085 warrants to certain of its creditors in exchange for the cancellation of outstanding debt. Christopher C. Dewey, one of our directors, is acting Chief Executive Officer and a director of Z-KAT, Inc.

(5)	Marcelo G. Chao, one of our directors, is a Managing Director of The Exxel Group, an affiliate of MK Investment Co.

(6)	Consists of 3,356,991 shares of Series C redeemable convertible preferred stock held by The Raptor Global Portfolio Ltd, 726,460 shares Series C redeemable convertible preferred stock held by The Tudor BVI Global Portfolio Ltd., 391,171 shares of Series C redeemable convertible preferred stock held by Tudor Proprietary Trading LLC, and 29,883 shares of Series C redeemable convertible preferred stock held by The Altar Rock Fund L.P. Michael Stansky, one of our directors, is a Managing Director of Tudor Investment Corporation.

(7)	Consists of 2,334,186 shares of Series B redeemable convertible preferred stock and 832,736 shares of Series C redeemable convertible preferred stock held by MDS Life Sciences Technology Fund II NC LP, 822,380 shares of Series B redeemable convertible preferred stock and 293,390 shares of Series C redeemable convertible preferred stock held by MDS Life Sciences Technology Fund II Quebec Limited Partnership, and 631,313 shares of Series B redeemable convertible preferred stock and 225,225 shares of Series C redeemable convertible preferred stock by MLII Co-Investment Fund NC Limited Partnership. Gerald A. Brunk, one of our directors, is a Managing Director of Lumira Capital Corp.

Other Transactions

We have entered into employment agreements with our executive officers. For a description of these employment agreements, see the section of this prospectus entitled “Management — Employment Agreement.”

We have granted stock options to our directors and executive officers. For a description of these options, see the section of this prospectus entitled “Management — Compensation Discussion and Analysis.”

We intend to enter into indemnification agreements with our directors and executive officers. For a description of these agreements, see the section of this prospectus entitled “Management — Limitations of Liability and Indemnification.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of November 1, 2007 and as adjusted to reflect the sale of the common stock in this offering for:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

The percentage ownership information shown in the table is based upon shares of common stock outstanding as of November 1, 2007, assuming the conversion of all outstanding shares of our preferred stock as of November 1, 2007 and the issuance of      shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of November 1, 2007, which is December 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, FL 33317.

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

Beneficial owners of 5% or more
Z-KAT, Inc.(1)	4,272,000	10.57%	%
Attn: Priscilla Dole Sycamore Ventures Ptc Ltd. 845 Alexander Road Princeton, NJ 08540
MK Investment Co.(2)	5,429,436	13.43%	%
c/o Del Plata Consulting Services Zonamerica, Ruta 8, KM 17.5 Montevido, Uruguay, 91600
Entities affiliated with Tudor Investment Corporation(3)	4,504,505	11.15%	%
Attn: David Ginsberg 50 Rowes Wharf, 6th Floor Boston, MA 02110
Entities affiliated with Lumira Capital Corp.(4)	5,139,230	12.72%	%
Attn: Gerry Brunk 20 Bay Street, 11th Floor Toronto, Ontario, Canada M5J 2N8

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before	After
Name and Address of Beneficial Owner	Owned	Offering	Offering

David Tepper(5)	2,795,482	6.86%	%
c/o Appaloosa Management, LP 26 Main Street Chatham, NJ 07928
Smithfield Fiduciary LLC(6)	2,433,365	6.02%	%
c/o Highbridge Capital Management, LLC Attn: Adam Chill 9 West 57th St., 27th Floor New York, NY 10019
Aperture Capital II, L.P.(7)	2,416,053	5.98%	%
Attn: Matthew Tierney 645 Madison Avenue, 20th Floor New York, NY 10022
Directors and Executive Officers
S. Morry Blumenfeld, Ph.D.(8)	1,887,367	4.67%	%
Gerald A. Brunk(9)	5,139,230	12.72%	%
Marcelo G. Chao(10)	5,429,436	13.43%	%
Christopher C. Dewey(11)	6,824,476	16.75%	%
Charlie W. Federico	—	—	%
Frederic H. Moll, M.D.(12)	245,660	*	%
Michael P. Stansky(13)	4,504,505	11.15%	%
Maurice R. Ferré, M.D.(14)	2,464,228	6.09%	%
Fritz L. LaPorte(15)	289,304	*	%
Rony A. Abovitz(16)	396,596	*	%
Menashe R. Frank(17)	163,767	*	%
Steven J. Nunes(18)	35,417	*	%
All current directors and executive officers as a group (12 persons)(19)	27,486,776	65.68%	%

*	Less than 1.0%

(1)	The board of directors of Z-KAT, Inc. is comprised of John Whitman, Mike Fong, Glen Shih, Fernando Tapia, Mark Sinnreich, Isaac Abovitz and Christopher C. Dewey, one of our directors. Mr. Dewey is also acting Chief Executive Officer of Z-KAT, Inc. Mr. Dewey and the other members of Z-KAT’s board of directors may be deemed to share voting and investment power over the shares held by this entity. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(2)	The directors of MK Investment Co. are Mirta Carballal, Diego Muñoz, and Alfredo Arocena. In addition, Marcelo G. Chao, one of our directors, is a Managing Director of The Exxel Group, an affiliate of MK Investment Co. Mr. Chao and the directors of MK Investment Co. may be deemed to share voting and investment power over the shares held by this entity. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(3)	Consists of 3,356,991 shares held by The Raptor Global Portfolio Ltd., 1,117,631 shares held by The Tudor BVI Global Portfolio L.P. and 29,883 shares held by The Altar Rock Fund L.P. The general partner of the Tudor BVI Global Portfolio L.P. is The Tudor BVI GP Ltd. The directors of The Tudor BVI GP Ltd. and The Raptor Global Portfolio Ltd. are Jean-Pierre Jacquemoud, Karl Erbo Graf Kageneckm, Bernard Grigsby, David P. d’Ambrumenilm and InterCaribbean Services Ltd. Tudor

Investment Corporation acts as investment advisor to The Raptor Global Portfolio Ltd. and The Tudor BVI Global Portfolio L.P. and as general partner to the Altar Rock Fund L.P. The directors of Tudor Investment Corporation are Paul Tudor Jones, II, James J. Pallotta, Andrew S. Paul, John R. Torell, John G. Macfarlane, III, Mark F. Dalton, Mark Nicholson, Mark V. Houghton-Berry, Robert P. Forlenza and Richard L. Fisher. The Raptor Global Portfolio Ltd., The Tudor BVI GP Ltd. and Tudor Investment Corporation may be deemed to share voting and investment power over the shares held by these entities. Michael P. Stansky, one of our directors, is a Managing Director of Tudor Investment Corporation. Each of Mr. Stansky and the other individuals listed above disclaims beneficial ownership of such shares, except to the extent of his, her or its pecuniary interest.

(4)	Consists of (a) 3,166,922 shares held by MDS Life Sciences Technology Fund II NC Limited Partnership (“LST II.NC”), the general partner of which is LSTF II (NCGP), Inc., (b) 1,115,770 shares held by MDS Life Sciences Technology Fund II Quebec Limited Partnership (“LST II.Q”), the general partner of which is MDS LSTF II (QGP) Inc., and (c) 856,538 shares held by MLII Co-Investment Fund NC Limited Partnership (“MLII.NC”), the general partner of which is MLII (NCGP) Inc. Lumira Capital Management Corp. (“Lumira Management”), a subsidiary of Lumira Capital Corp., may be deemed to share voting and investment power over the shares held by LST II.NC pursuant to a management agreement with LSTII.NC. Lumira Management also provides services to each of LST II.Q and MLII.NC. The directors of Lumira Capital Corp. are Michael Burns, Kenneth Horton, James Oborne and Peter van der Velden. Mr. Brunk is Senior Vice President/Managing Director of Lumira Capital Corp. The directors of Lumira Capital Management Corp., LSTF II (NCGP) Inc. and MLII (NCGP) Inc. are Stephen Cummings and Peter van der Velden. The directors of MDS LSTF II (QGP) Inc. are Bernard Coupal, Murray Ducharme, Maurice Forget, Jean Page and Peter van der Velden. LSTF II (NCGP) Inc., MDS LSTF II (QGP) Inc., MLII (NCGP) Inc. and each of the individuals may be deemed to share voting and investment power over these shares. Mr. Brunk and each of the other individuals disclaim beneficial ownership of such shares, except to the extent of his, her or its pecuniary interest.

(5)	Includes 330,000 shares that Mr. Tepper has the right to acquire through the exercise of warrants.

(6)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and may be deemed to share voting control and investment power over the securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and may also be deemed to share voting and investment power over the securities held by Smithfield Fiduciary LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims benefical ownership of the securities held by Smithfeld Fiduciary LLC.

(7)	Aperature Venture Partners LLC is the general partner of Aperature Capital II, L.P. Paul E. Tierney, Jr., Thomas P. Cooper, Eric H. Sillman and Matthew S. Tierney are members of Aperature Venture Partners LLC and may be deemed to share voting and investment power over the shares held by Aperature Capital II.

(8)	Consists solely of 407,184 shares held by MediTech Advisors LLC and 1,480,183 shares held by Ziegler MediTech Equity Partners LP. The partners of MediTech Advisors LLC are Eitan Machover, Samuel Cubac, Grosvenor LLC and Allandale Ltd. The members of Grosvenor LLC are Mr. Blumenfeld and certain of his family members. The general partner of Ziegler MediTech Equity Partners LP is Ziegler MediTech Partners, LLC. The board of managers of Ziegler MediTech Partners LLC consists of Dr. Blumenfeld, Eitan Machover, Sam Cubac, S. Charles O’Meara, Donald I. Grande and Thomas S. Ross. The partners of MediTech Advisors LLC and Mr. Blumenfeld and the other directors of Ziegler MediTech Partners LLC may be deemed to share voting and investment power over the shares held by MediTech Advisors LLC and Ziegler MediTech Equity Partners LP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his, her or its pecuniary interest.

(9)	Consists solely of shares identified in footnote 4. Mr. Brunk is a Senior Vice President/Managing Director of Lumira Capital Corp., and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(10)	Consists solely of shares identified in footnote 2. Mr. Chao is a Managing Director of The Exxel Group, an affiliate of MK Investment Co., and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(11)	Consists of 2,552,476 shares held by Mr. Dewey, which includes 336,883 shares that Mr. Dewey has the right to acquire through the exercise of warrants, and the shares identified in footnote 1. Mr. Dewey disclaims beneficial ownership of the shares identified in footnote 1 except to the extent of his pecuniary interest.

(12)	Includes 34,178 shares that Mr. Moll has the right to acquire through the exercise of warrants.

(13)	Consists solely of shares identified in footnote 3. Mr. Stansky is a Managing Director of Tudor Investment Corporation, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(14)	Consists of 2,245,458 shares of restricted common stock (of which 1,417,961 shares are unvested) issued to Dr. Ferré in connection with his employment, 51,707 shares of Series A redeemable convertible preferred stock purchased by Dr. Ferré, and 150,000 shares of restricted common stock held by MMF Holdings, an entity owned by Dr. Ferré’s parents and 17,063 shares that Dr. Ferré has the right to acquire through the exercise of warrants.

(15)	Includes 289,304 shares that Mr. LaPorte has the right to acquire through the exercise of options.

(16)	Includes 396,596 shares that Mr. Abovitz has the right to acquire through the exercise of options.

(17)	Includes 163,767 shares that Mr. Frank has the right to acquire through the exercise of options.

(18)	Includes 35,417 shares that Mr. Nunes has the right to acquire through the exercise of options.

(19)	Includes exercisable options to purchase 885,084 shares of common stock and exercisable warrants to purchase 388,123 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and the filing of our third amended and restated certificate of incorporation, our authorized capital stock will consist of      shares of common stock, par value $0.001 per share, and      shares of preferred stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our third amended and restated certificate of incorporation and third amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares.  Based on 7,251,416 shares of common stock outstanding as of November 1, 2007, which includes 1,705,459 shares of unvested restricted common stock, and assuming the conversion of all outstanding preferred stock into 33,163,775 shares of common stock upon the completion of this offering, the issuance of           shares of common stock in this offering, and no exercise of outstanding options or warrants, there will be           shares of common stock outstanding upon completion of this offering. As of November 1, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the completion of this offering, we had approximately 64 record holders of our common stock.

As of November 1, 2007, there were 5,821,307 shares of common stock subject to outstanding options, and 1,402,085 shares of common stock subject to outstanding warrants.

Voting Rights.  Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our third amended and restated certificate of incorporation and third amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends.  Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation.  In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences.  Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.  All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our preferred stock will convert into shares of common stock. See Note 7 to Financial Statements for a description of the currently outstanding preferred stock. Following this offering, our second amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the third amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of November 1, 2007, warrants exercisable for a total of 1,402,085 shares of our common stock were outstanding. Of these, 577,085 warrants were issued to Z-KAT in exchange for the license of intellectual property and transfer of other assets. Pursuant to an exchange agreement between us, Z-KAT and certain creditors of Z-KAT, Z-KAT transferred the warrants for our common stock and a certain portion of the transferred Series A convertible preferred stock to the creditors in exchange for such creditors’ cancellation of outstanding debt. The remaining 825,000 warrants were purchased by purchasers of our Series A convertible preferred stock for cash consideration of $0.01 per share. These warrants are immediately exercisable at an exercise price of $0.99 per share and will expire ten years after the date of issuance. Upon completion of this offering, these warrants will represent the right to purchase up to an aggregate of 1,402,085 shares of our common stock at an exercise price of $0.99 per share. These warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of common stock based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. This warrant also contains provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, recapitalizations, reorganizations or reclassifications.

Registration Rights

Under our registration rights agreement with purchasers of our Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock, the holders of 33,163,775 shares of common stock, issuable upon conversion of 4,498,745 shares of Series A redeemable convertible preferred stock, 15,151,516 shares of Series B redeemable convertible preferred stock and 13,513,514 shares of Series C redeemable convertible preferred stock have the following registration rights with respect to their registrable shares of common stock:

Demand Registration Rights.  At any time beginning six months after the consummation of this offering, the holders of at least 10% of the registrable shares of common stock can request that we file up to two registration statements registering all or a portion of their registrable shares, provided that the net offering price for such registration is at least $5,000,000. We will not be required to effect a demand registration during the period beginning 90 days prior to the anticipated effective date of a proposed underwritten public offering of securities and 120 days following the effectiveness of a registration statement relating to an underwritten public offering of our securities. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 120 days, which right may not be exercised more than one time during any period of 12 consecutive months. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights.  If we are eligible to file a registration statement on Form S-3, each holder of registrable shares has the right to demand that we file a registration statement, including a shelf registration statement, for such holder on Form S-3 so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $500,000. There is no limit to the number of registrations on Form S-3 that holders may request of us, provided that we are not required to effect more than two registrations during any six consecutive month period.

“Piggyback” Registration Rights.  After completion of this offering, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities, or corporate reorganizations, the holders of registrable shares are entitled to notice of the registration and have the right to include their registrable shares in such registration. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of registrable shares requested for inclusion by holders common stock issued upon conversion of Series B and Series C redeemable convertible preferred stock.

Expenses of Registration.  We will pay all fees and expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Registrable Shares of Common Stock.  The registration rights described above apply only to shares of common stock issued upon conversion of any Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock or Series C redeemable convertible preferred stock and equity securities issued as a dividend, or otherwise with respect to, any shares of Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock or Series C redeemable convertible preferred stock. Registrable shares do not include any securities that have previously been sold pursuant to a registration statement filed under the Securities Act or under Rule 144 promulgated under the Securities Act. Moreover, as to each holder, such holder’s shares of registrable shares cease to be registrable shares when they become eligible for sale in accordance with Rule 144(k) promulgated under the Securities Act.

Delaware Anti-Takeover Law and Provisions of our Third Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws

Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 generally defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of either the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation with the effect of increasing the proportionate share of stock of the corporation; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Third Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws.  Provisions of our third amended and restated certificate of incorporation and third amended and restated bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our third amended and restated certificate of incorporation and third amended and restated bylaws:

•	permit our board of directors to issue up to shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the board of directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

Except as otherwise provided, the amendment of any of these provisions would require approval by the holders of at least a majority of our then outstanding common stock, voting as a single class.

Nasdaq Global Market Listing

We have applied to have our common stock included for quotation on the Nasdaq Global Market under the symbol “MAKO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent and registrar’s address is 480 Washington Blvd., Jersey City, New Jersey, 07310.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. In addition, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of November 1, 2007, upon completion of this offering, shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	none of the restricted shares will be eligible for immediate sale upon the completion of this offering;

•	restricted shares will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•	restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, pursuant to Rule 144 promulgated under the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. Based upon the number of shares outstanding as of September 1, 2007, a total of approximately shares of our common stock outstanding as of November 1, 2007 and approximately          shares of our common stock that may be acquired upon exercise of options outstanding as of November 1, 2007 will be eligible to be sold under Rule 701 beginning 90 days after the date of this prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, of such shares          are subject to the lock-up agreements described below and will only become eligible for sale upon the expiration or termination of such agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to     % of the     shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any of these reserved shares purchased will be subject to the before mentioned 180-day lock-up restriction.

Registration Rights

Upon completion of this offering, the holders of 33,163,775 shares of our common stock issued upon conversion of our outstanding preferred stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section of this prospectus entitled “Description of Capital Stock — Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2007 Omnibus Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the 180-day lock-up arrangement described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of some U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service, or IRS, all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the statements made in the following summary, and there can be no complete assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

This summary is limited to non-U.S. holders who purchase shares of our common stock issued pursuant to this offering and who hold our common stock as a capital asset for U.S. federal income tax purposes. This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances nor does it address the special tax rules applicable to special classes of non-U.S. holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle,” “conversion,” or other integrated transaction for tax purposes.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of shares of our common stock.

For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the U.S., any state within the U.S., or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or other trusts considered U.S. persons for U.S. federal income tax purposes.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

If distributions are paid on shares of our common stock, the distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty, the benefits of which a non-U.S. holder is eligible. If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty requires, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, the benefits of which a non-U.S. holder is eligible, on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty.

To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the IRS designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of shares of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment or a fixed base maintained by such non-U.S. holder;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (1) the period during which you hold our common stock or (2) the five-year period ending on the date you dispose of our common stock.

We believe that we are not currently, and will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. As a general matter, as long as our common stock is regularly traded on an established securities market, however, it will not be treated as a U.S. real property interest with respect to any non-U.S. holder that holds no more than 5% of such regularly traded common stock. If we are determined to be a USRPHC and the foregoing exception does not apply, among other things, a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally but will generally not be subject to withholding. Corporate holders also may be subject to a branch profits tax on such gain. Gain described in the second bullet point above will be subject to a flat 30% U.S. federal income tax, which may be offset by certain U.S. source capital losses. Non-U.S. holders should consult any potentially applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

Shares of our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder are considered U.S. situs assets and will be included in the individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting and backup withholding (currently at a 28% rate of tax) may apply to dividends paid with respect to our common stock and to proceeds from the sale or other disposition of our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-U.S. holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

UNDERWRITING

J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of this offering and, together with Cowen and Company, LLC and Wachovia Capital Markets, LLC, are acting as the managing underwriters of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Number
Underwriters	of Shares

J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Cowen and Company, LLC
Wachovia Capital Markets, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, and part of the shares of common stock to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $      , the total underwriters’ discounts and commissions would be $      and the total proceeds to us would be $     .

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

Paid by Us
	No	Full
	Exercise	Exercise

Per Share	$	$
Total	$	$

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $      million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We, all of our directors and officers and holders of substantially all of our outstanding stock and holders of securities exercisable for or convertible into shares of common stock have agreed that, subject to specified exceptions, without the prior written consent of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock; or

•	make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraphs do not apply to:

•	the sale by us of shares to the underwriters in connection with the offering;

•	transactions by any person other than us relating to shares of common stock or other securities convertible or exchangeable into common stock acquired in open market transactions after the completion of the offering of the shares; or

•	the transfer of shares of common stock or any security convertible or exchangeable into shares of common stock as a bona fide gift, as a distribution to general or limited partners, stockholders, members or affiliates of our stockholders, or by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member.

With respect to the last bullet, it shall be a condition to the transfer or distribution that the transferee provide prior written notice of such transfer or distribution to J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, execute a copy of the lock-up agreement, that no filing by any donee or transferee with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 5, and no such transfer or distribution may include a disposition for value.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over- allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

At our request, the underwriters have reserved up to     % of the      shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Additionally, any of these directed shares purchased by our directors, executive officers, employees and business associates, such as clients or suppliers, will be subject to a 180-day lock-up restriction. See “— Lock-up Agreements.”

We have applied to have our common stock approved for quotation on the Nasdaq Global Market under the symbol “MAKO.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, and one or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Hogan & Hartson LLP. The underwriters are being represented by Latham & Watkins LLP, Washington, D.C.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2006 and for the years then ended, and for the period from November 12, 2004 (inception) to December 31, 2004 and the financial statements of our Predecessor, Z-KAT, Inc., for the period from January 1, 2004 to November 11, 2004, as set forth in their report. We’ve included our financial statements and those of our Predecessor in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Taylor Consulting Group, Inc., an independent valuation services firm, has given its opinion, set forth in its valuation reports dated March 19, 2007 and August 21, 2007 as to the fair value of our common stock as of the dates set forth in the valuation reports. In addition, Taylor Consulting Group, Inc. also provided a reasonableness letter dated March 1, 2007 wherein the reasonableness of our board’s past fair value determinations, described elsewhere in this prospectus is confirmed. Lastly, Taylor Consulting Group, Inc. has consented to the references in this registration statement and to its valuation reports and March 1, 2007 reasonableness letter.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to MAKO Surgical Corp. and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.makosurgical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

MAKO SURGICAL CORP.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MAKO Surgical Corp.

We have audited the accompanying balance sheets of MAKO Surgical Corp. (the “Company”) as of December 31, 2005 and 2006, and the related statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows of Z-KAT, Inc. (the “Predecessor”) for the period from January 1, 2004 through November 11, 2004 and of MAKO Surgical Corp. from November 12, 2004 (inception) through December 31, 2004 and the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company’s and the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s and the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAKO Surgical Corp. at December 31, 2005 and 2006, and the results of operations and cash flows of Z-KAT, Inc. for the period from January 1, 2004 through November 11, 2004 and of MAKO Surgical Corp. for the period from November 12, 2004 (inception) through December 31, 2004 and the years ended December 31, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, MAKO Surgical Corp. adopted SFAS No. 123(R), “Share-Based Payment,” applying the modified retrospective method on January 1, 2006.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
August 27, 2007

MAKO SURGICAL CORP.

Balance Sheets

			As of
	As of December 31,		September 30,
	2005	2006	2007
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$6,145,266	$2,108,015	$14,050,865
Short-term investments	10,097,020	1,399,763	6,072,925
Accounts receivable	—	578,340	752,692
Inventory	326,450	926,031	1,461,103
Due from related party	—	97,736	1,625
Employee loans	—	225,155	—
Prepaids and other assets	68,861	84,835	394,725

Total current assets	16,637,597	5,419,875	22,733,935
Deferred cost of revenue	—	210,349	564,164
Restricted cash	—	125,000	125,000
Property and equipment, net	200,846	1,216,464	1,915,042
Intangible assets, net	596,630	5,656,186	5,616,589
Note receivable—related party	—	125,707	87,930
Deferred initial public offering costs	—	—	1,647,172

Total assets	$17,435,073	$12,753,581	$32,689,832

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$79,896	$433,319	$984,231
Accrued compensation and employee benefits	125,095	510,547	437,294
Other accrued liabilities	55,436	1,015,458	1,805,646
Due to related party	27,970	—	—
Deferred revenue	—	29,167	75,000
Accrued license fee	—	3,620,551	3,843,668

Total current liabilities	288,397	5,609,042	7,145,839
Long-term liabilities:
Deferred revenue	—	670,833	1,973,333

Total long-term liabilities	—	670,833	1,973,333

Commitments and contingencies
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $0.001 par value; 5,000,000 shares authorized; 4,498,745 shares issued and outstanding; liquidation value of $4,498,745; including accrued cumulative dividends of $334,590, $681,909 and $958,680 as of December 31, 2005 and 2006 and September 30, 2007 (unaudited), respectively	3,581,216	4,171,890	4,643,311
Series B redeemable convertible preferred stock, $0.001 par value; 16,500,000 shares authorized; 15,151,516 shares issued and outstanding; liquidation value of $20,000,000; including accrued cumulative dividends of $561,193, $1,822,901 and $2,819,736 as of December 31, 2005 and 2006 and September 30, 2007 (unaudited), respectively	20,453,060	21,738,732	22,753,558
Series C redeemable convertible preferred stock, $0.001 par value; none authorized, issued and outstanding as of December 31, 2005 and 2006; 13,600,000 shares authorized; 13,513,514 shares issued and outstanding; liquidation value of $30,000,000; including accrued cumulative dividends of $1,179,760 as of September 30, 2007 (unaudited)	—	—	31,106,838

Total redeemable convertible preferred stock	24,034,276	25,910,622	58,503,707

Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized; 4,709,502, 4,714,502 and 5,545,957 shares issued and outstanding as of December 31, 2005 and 2006 and September 30, 2007 (unaudited), respectively	4,710	4,715	5,546
Note receivable from stockholder and related interest	(65,348)	(70,574)	—
Accumulated deficit	(6,822,831)	(19,369,246)	(34,945,810)
Accumulated other comprehensive income (loss)	(4,131)	(1,811)	7,217

Total stockholders’ deficit	(6,887,600)	(19,436,916)	(34,933,047)

Total liabilities and stockholders’ deficit	$17,435,073	$12,753,581	$32,689,832

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Operations

	Predecessor	The Company
	Period from	Period from
	January 1,	November 12,
	2004 through	2004 through
	November 11,	December 31,	Years Ended December 31,		Nine Months Ended September 30,
	2004	2004	2005	2006	2006	2007
					(Unaudited)	(Unaudited)
Revenue:
Products	$1,279,339	$—	$—	$62,571	$34,831	$321,703
Haptic Guidance System	—	—	—	—	—	—
Development	300,000	—	—	—	—	—
Other	69,003	—	—	—	—	33,679

Total revenue	1,648,342	—	—	62,571	34,831	355,382
Cost of revenue:
Products	924,268	—	—	18,780	9,033	88,181
Haptic Guidance System	—	—	—	57,767	19,767	187,117
Development	131,355	—	—	—	—	—
Other	29,900	—	—	—	—	16,131

Total cost of revenue	1,085,523	—	—	76,547	28,800	291,429

Gross profit (loss)	562,819	—	—	(13,976)	6,031	63,953

Operating costs and expenses:
Selling, general and administrative	2,642,028	630,048	2,735,901	5,022,685	3,153,989	7,695,767
Research and development	1,453,685	402,899	2,581,828	5,192,453	3,324,771	5,344,947
Depreciation and amortization	429,694	5,727	98,519	644,082	418,219	915,296

Total operating costs and expenses	4,525,407	1,038,674	5,416,248	10,859,220	6,896,979	13,956,010

Loss from operations	(3,962,588)	(1,038,674)	(5,416,248)	(10,873,196)	(6,890,948)	(13,892,057)
Interest and other income	868	—	269,231	476,578	410,531	860,019
Interest and other expense	(479,959)	—	—	(220,219)	(142,664)	(228,998)

Net loss	(4,441,679)	(1,038,674)	(5,147,017)	(10,616,837)	(6,623,081)	(13,261,036)
Accretion of preferred stock	(36,452)	(10,062)	(257,474)	(267,319)	(198,798)	(223,415)
Dividends on preferred stock	(743,643)	(11,977)	(883,806)	(1,609,027)	(1,197,418)	(2,453,366)

Net loss attributable to common stockholders	$(5,221,774)	$(1,060,713)	$(6,288,297)	$(12,493,183)	$(8,019,297)	$(15,937,817)

Net loss per share — Basic and diluted attributable to common stockholders	$(0.63)	$(0.79)	$(1.38)	$(2.65)	$(1.70)	$(3.33)

Weighted average shares outstanding — Basic and diluted	8,234,560	1,344,920	4,553,371	4,712,529	4,711,865	4,792,642

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

				Series A Convertible
			Series A Convertible	Non-redeemable
	Redeemable		Non-redeemable	Preferred		Common	Additional		Total
	Convertible Preferred		Preferred	Stock	Common	Stock	Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Predecessor:
Balance at January 1, 2004	17,491,042	$13,606,102	3,205,581	$3,205	7,311,897	$7,312	$10,870,971	$(23,409,631)	$(12,528,143)
Retirement of Series B redeemable convertible preferred stock and associated dividends in asset sale	(588,235)	(594,722)	—	—	—	—	—	—	—
Issuance of restricted common stock	—	—	—	—	2,292,892	2,293	—	—	2,293
Issuance of Series C redeemable convertible preferred stock to consultant in exchange for services and exchange of common stock	353,743	378,482	—	—	(293,897)	(294)	(303,380)	—	(303,674)
Issuance of warrants for Series C redeemable convertible stock per bridge note debt issuances	—	224,638	—	—	—	—	—	—	—
Employee share-based compensation expense	—	—	—	—	—	—	33,861	—	33,861
Accretion to redemption value of Series B and C redeemable convertible preferred stock	—	36,452	—	—	—	—	(36,452)	—	(36,452)
Accrued dividends on Series B and C redeemable convertible preferred stock	—	743,643	—	—	—	—	(743,643)	—	(743,643)
Net loss and comprehensive loss	—	—	—	—	—	—	—	(4,441,679)	(4,441,679)

Balance at November 11, 2004	17,256,550	$14,394,595	3,205,581	$3,205	9,310,892	$9,311	$9,821,357	$(27,851,310)	$(18,017,437)

(continued)

MAKO SURGICAL CORP.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

						Note
	Redeemable				Additional	Receivable		Other	Total
	Convertible Preferred		Common	Stock	Paid-in	from	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholder	Deficit	Loss	Deficit

The Company:
Issuance of common stock for consulting services	—	$—	143,751	$144	$31,481	$—	$—	$—	$31,625
Issuance of common stock at formation and for asset contribution with Z-KAT	—	—	4,272,000	4,272	—	—	—	—	4,272
Issuance of Series A redeemable convertible preferred stock per asset contribution with Z-KAT	1,998,745	652,339	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock and common stock warrants, net of issuance costs of $57,000	2,400,490	2,244,872	—	—	106,610	—	—	—	106,610
Subscription receivable for Series A redeemable convertible preferred stock and common stock warrants	(53,000)	(53,000)	—	—	(174)	—	—	—	(174)
Employee share-based compensation expense	—	—	—	—	148,300	—	—	—	148,300
Accretion to redemption value of Series A redeemable convertible preferred stock	—	10,062	—	—	(10,062)	—	—	—	(10,062)
Accrued dividends on Series A redeemable convertible preferred stock	—	11,977	—	—	(11,977)	—	—	—	(11,977)
Net loss and comprehensive loss		—	—	—		—	(1,038,674)	—	(1,038,674)

Balance at December 31, 2004	4,346,235	2,866,250	4,415,751	4,416	264,178	—	(1,038,674)	—	(770,080)
Issuance of common stock for consulting services	—	—	143,751	144	60,232	—	—	—	60,376
Issuance of common stock for stockholder note and accrued interest	—	—	150,000	150	65,198	(65,348)	—	—	—
Receipt of subscription receivable for Series A redeemable convertible preferred stock and common stock warrants	53,000	53,000	—	—	174	—	—	—	174
Issuance of Series A redeemable convertible preferred stock and warrants for common stock for cash, net of issuance costs of $7,000	99,510	92,446	—	—	640	—	—	—	640
Issuance of Series B redeemable convertible preferred stock for cash, net of issuance costs of $119,000	15,151,516	19,881,300	—	—	—	—	—	—	—
Employee share-based compensation expense	—	—	—	—	113,718	—	—	—	113,718
Accretion to redemption value of Series A and B redeemable convertible preferred stock	—	257,474	—	—	(257,474)	—	—	—	(257,474)
Accrued dividends on Series A and B redeemable convertible preferred stock	—	883,806	—	—	(246,666)	—	(637,140)	—	(883,806)
Change in unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(4,131)	(4,131)
Net loss and comprehensive loss	—	—	—	—	—	—	(5,147,017)	—	(5,147,017)

Total comprehensive loss	—	—	—	—	—	—	—	—	(5,151,148)

Balance at December 31, 2005	19,650,261	24,034,276	4,709,502	4,710	—	(65,348)	(6,822,831)	(4,131)	(6,887,600)
Issuance of common stock upon exercise of options	—	—	5,000	5	1,095	—	—	—	1,100
Employee share-based compensation expense	—	—	—	—	170,033	—	—	—	170,033
Interest on note receivable from stockholder	—	—	—	—	5,226	(5,226)	—	—	—
Addendum to asset contribution with Z-KAT	—	—	—	—	(176,354)	—	(44,694)	—	(221,048)
Stock issuance costs for Series C redeemable convertible preferred stock sale	—	—	—	—	—	—	(8,538)	—	(8,538)
Accretion to redemption value of Series A & B redeemable convertible preferred stock	—	267,319	—	—	—	—	(267,319)	—	(267,319)
Accrued dividends on Series A and B redeemable convertible preferred stock	—	1,609,027	—	—	—	—	(1,609,027)	—	(1,609,027)
Change in unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	2,320	2,320
Net loss	—	—	—	—	—	—	(10,616,837)	—	(10,616,837)

Total comprehensive loss	—	—	—	—	—	—	—	—	(10,614,517)

Balance at December 31, 2006	19,650,261	$25,910,622	4,714,502	$4,715	$—	$(70,574)	$(19,369,246)	$(1,811)	$(19,436,916)

(continued)

MAKO SURGICAL CORP.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

						Note
	Redeemable				Additional	Receivable		Other	Total
	Convertible Preferred		Common	Stock	Paid-in	from	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholder	Deficit	Income(loss)	Deficit

The Company:
Balance at December 31, 2006	19,650,261	$25,910,622	4,714,502	$4,715	$—	$(70,574)	$(19,369,246)	$(1,811)	$(19,436,916)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $84,000 (unaudited)	13,513,514	29,916,304	—	—	—	—	—	—	—
Issuance of common stock upon exercise of options (unaudited)	—	—	3,958	4	1,658	—	—	—	1,662
Employee share-based compensation expense (unaudited)	—	—	—	—	335,545	—	—	—	335,545
Interest on note receivable from stockholder (unaudited)	—	—	—	—	3,760	(3,760)	—	—	—
Modification of restricted stock (unaudited)	—	—	909,254	909	393,871	74,334	—	—	469,114
Return of 106,792 shares due to modification of CEO restricted stock	—	—	(106,792)	(107)	(391,820)	—	—	—	(391,927)
Vesting of restricted common stock (unaudited)	—	—	25,035	25	18,239	—	—	—	18,264
Accretion to redemption value of Series A,B and C redeemable convertible preferred stock (unaudited)	—	223,415	—	—	(223,415)	—	—	—	(223,415)
Accrued dividends on Series A, B and C redeemable convertible preferred stock (unaudited)	—	2,453,366	—	—	(137,838)	—	(2,315,528)	—	(2,453,366)
Change in unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	—	9,028	9,028
Net loss (unaudited)	—	—	—	—	—	—	(13,261,036)	—	(13,261,036)

Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	(13,252,008)

Balance at September 30, 2007 (unaudited)	33,163,775	$58,503,707	5,545,957	$5,546	$—	$—	$(34,945,810)	$7,217	$(34,933,047)

See accompanying notes.

MAKO SURGICAL CORP.
Statements of Cash Flows

	Predecessor	The Company
	Period from	Period from
	January 1,	November 12,
	2004 through	2004 through	Years Ended		Nine Months
	November 11,	December 31,	December 31,		Ended September 30,
	2004	2004	2005	2006	2006	2007
					(Unaudited)	(Unaudited)
Operating activities
Net loss	$(4,441,679)	$(1,038,674)	$(5,147,017)	$(10,616,837)	$(6,623,081)	$(13,261,036)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	181,754	5,727	80,149	175,311	100,929	455,196
Amortization of intangible assets	426,849	—	18,370	470,082	317,290	475,838
Stock-based compensation	36,154	179,925	174,094	170,033	125,444	748,589
Inventory writedown	207,542	—	—	35,821	26,019	7,918
Loss on disposal of assets	—	—	—	2,533	—	—
Loss on asset impairment	11,054	—	—	—	—	13,759
Accrued interest expense on debt	205,670	—	—	—	—	—
Accrued interest expense on warrants	114,651	—	—	—	—	—
Accrued interest expense on deferred license fee	—	—	—	210,913	139,456	223,117
Warrant liability fair-value adjustment	137,152	—	—	—	—	—
Provision for doubtful accounts	63,472	—	—	—	—	—
Assumption of development costs from Z-KAT	—	—	—	—	—	—
Change in operating assets and liabilities:
Accounts receivable	(469,407)	—	—	(578,340)	(11,302)	(174,352)
Inventory	30,445	—	(87,950)	(605,402)	(782,495)	(542,990)
Due from related parties	(593,052)	—	—	(97,736)	—	96,111
Employee loans	—	—	—	(225,155)	(225,425)	225,155
Prepaid and other assets	89,467	(11,549)	(28,729)	214,498	(42,667)	(551,594)
Other assets	—	—	—	(405,349)	(125,000)	—
Accounts payable	212,859	65,179	14,717	353,423	609,458	550,912
Accrued compensation and employee benefits	304	150,500	(25,405)	385,452	18,854	(73,253)
Other accrued liabilities	172,891	91,677	(8,271)	509,851	173,451	790,188
Due to related party	—	278,569	—	(115,026)	(15,343)	—
Deferred revenue	622,396	—	—	700,000	—	1.348,333

Net cash used in operating activities	(2,991,478)	(278,646)	(5,010,042)	(9,415,928)	(6,314,412)	(9,668,109)
Investing activities
Purchase of short-term investments	—	—	(11,099,419)	(600,000)	(600,000)	(15,356,999)
Proceeds from sales and maturities of short-term investments	—	—	998,268	9,299,577	8,399,580	10,692,865
Proceeds from sale of assets	312,121	—	—	—	—	—
Acquisition of property and equipment	(39,081)	(583)	(175,180)	(1,193,462)	(638,860)	(1,153,774)
Acquisition of intangible assets	—	(60,000)	(555,000)	(2,120,000)	(2,120,000)	(450,000)

Net cash provided by (used in) investing activities	273,040	(60,583)	(10,831,331)	5,386,115	5,040,720	(6,267,908)

Financing activities
Proceeds from issuance of common stock and warrants	—	7,610	640	—	—	—
Deferred initial public offering costs	—	—	—	—	—	(1,647,172)
Proceeds from issuance of Series A redeemable convertible preferred stock, net of stock issuance costs	—	2,290,698	145,620	—	—	—
Proceeds from issuance of Series B redeemable convertible preferred stock, net of stock issuance costs	—	—	19,881,300	—	—	—
Proceeds from issuance of Series C redeemable convertible preferred stock, net of stock issuance costs	—	—	—	(8,538)	—	29,916,304
Proceeds from issuance of bridge notes	3,152,850	—	—	—	—	—
Exercise of common stock options for cash	—	—	—	1,100	1,100	1,662
Payment of CEO payroll taxes relating to restricted common stock modification	—	—	—	—	—	(391,927)

Net cash provided by (used in) financing activities	3,152,850	2,298,308	20,027,560	(7,438)	1,100	27,878,867

Net increase (decrease) in cash and cash equivalents	434,412	1,959,079	4,186,187	(4,037,251)	(1,272,592)	11,942,850
Cash and cash equivalents at beginning of period	257,939	—	1,959,079	6,145,266	$6,145,266	$2,108,015

Cash and cash equivalents at end of period	$692,351	$1,959,079	$6,145,266	$2,108,015	$4,872,674	$14,050,865

Supplemental disclosures of cash flow information
Interest paid	$—	$—	$—	$6,775	—	—

Noncash investing and financing activities:
Sales of assets:
Property and equipment	$(452,073)	$—	$—	$—	$—	$—
Short-term note payable	(994,343)	—	—	—	—	—
Long-term note payable	(1,055,389)	—	—	—	—	—
Series B redeemable convertible preferred stock	(500,000)	—	—	—	—	—
Dividends payable, Series B redeemable convertible preferred stock	(94,722)	—	—	—	—	—
Accretion of preferred stock	36,452	10,062	257,474	267,319	198,798	223,415
Accrued dividends on preferred stock	743,643	11,977	883,806	1,609,027	1,197,418	2,453,366
Issuance of common stock warrants	—	99,000	—	—	—	—
Licensing of intellectual property	—	—	—	3,409,638	3,409,638	—
Deferred license fee payable	—	—	—	3,409,638	3,409,638	—
Common stock issued for note receivable	—	—	63,000	—	—	—
Interest on note receivable for common stock	—	—	2,348	5,226	3,855	3,760
Receipt of 106,792 shares of restricted common stock as reimbursement for payment of CEO payroll taxes	—	—	—	—	—	391,927
Acquisition of assets from affiliate in exchange for stock:
Property and equipment	—	110,959	—	—	—	—
Series A redeemable convertible preferred stock	—	373,770	—	—	—	—
Common stock	—	4,272	—	—	—	—
Note receivable	—	—	—	55,707	—	—

See accompanying notes.

MAKO SURGICAL CORP.

Notes to Financial Statements
Period from January 1, 2004 through November 11, 2004 (Predecessor) and
Period from November 12, 2004 through December 31, 2004 and
Years Ended December 31, 2005 and 2006

All amounts as of September 30, 2007 and for the nine months ended
September 30, 2006 and 2007 are unaudited

1.	Description of the Business

MAKO Surgical Corp. (the “Company” or “MAKO”) is an early-stage medical device company providing innovative surgical solutions to the orthopedic knee arthroplasty market. The Company was incorporated in the State of Delaware on November 12, 2004 and is headquartered in Ft. Lauderdale, Florida.

Predecessor Financial Statements

Z-KAT, Inc. (the “Predecessor” or “Z-KAT”) was formed in 1997 to develop and commercialize computer-assisted surgery (“CAS”) applications. Z-KAT purchased, developed and commercialized certain CAS intellectual property and technology assets and also purchased and developed, but did not commercialize, certain haptic robotic intellectual property and technology assets. At the direction of its board of directors and shareholders, Z-KAT formed MAKO in November 2004, initially as a wholly owned subsidiary, to develop and commercialize unique applications combining CAS with haptic robotics in the medical field of orthopedics. The Company issued 100 shares of its common stock to Z-KAT in connection with its formation. As more fully described in Note 4, in December 2004, pursuant to a contribution agreement (the “Contribution Agreement”), the Company acquired substantially all of Z-KAT’s tangible assets, primarily furniture, office equipment and a majority of Z-KAT’s CAS technology assets not required for Z-KAT’s retained CAS business, and all of its haptic robotic research and development technology inventory. MAKO was granted a limited license to Z-KAT’s CAS and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics, subject to a prior license to a strategic partner of Z-KAT to use Z-KAT’s CAS intellectual property, but not its haptic robotic intellectual property, in the field of orthopedics. The contribution agreement, including the Z-KAT license, was made, in exchange for MAKO common stock, Series A redeemable convertible preferred stock and warrants to purchase common stock. Z-KAT, through its retained business, continued the commercialization of its CAS technology and retained its right to use or license its CAS and haptic robotics intellectual property portfolio outside of the field of orthopedics. In connection with the Contribution Agreement, it was agreed that MAKO would reimburse Z-KAT for certain payroll and direct and indirect expenses incurred from October 1, 2004 through November 11, 2004 relating to MAKO prior to its legal formation on November 12, 2004. Such expenses totaled approximately $250,000 and have been eliminated from Z-KAT’s results of operations for the period January 1, 2004 through November 11, 2004 and included in MAKO’s results of operations for the period November 12, 2004 through December 31, 2004. The operating management team and all staff of Z-KAT transferred to MAKO in connection with its formation. Subsequent to and pursuant to the Contribution Agreement, MAKO employees have provided limited continuing commercial services to the retained business of Z-KAT.

Because, pursuant to the contribution transaction, MAKO acquired substantially all of Z-KAT’s tangible assets and all of Z-KAT’s employees, including management, and received all necessary intellectual property rights, without all of which MAKO could not operate, Z-KAT is considered the predecessor company of MAKO. The accompanying financial statements for the period from January 1, 2004 through November 11, 2004 (the “Predecessor Financial Statements”) were prepared to present the statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of Z-KAT.

Company Financial Statements

The accompanying consolidated financial statements for the period from November 12, 2004 (Inception) through December 31, 2004, and as of December 31, 2005 and 2006 and for the years then ended (the

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

“Company Financial Statements”) present the balance sheets and statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows of MAKO as a stand-alone entity.

Because the Predecessor Financial Statements cover the period from January 1, 2004 through November 11, 2004 and, as described above, business operations were significantly different from the Company as they involved different utilization of the CAS technology that was contributed to MAKO, the Predecessor and the Company Financial Statements are not comparable and, accordingly, are presented in the accompanying financial statements separated by a vertical or horizontal black line.

2.	Summary of Significant Accounting Policies

  Unaudited Condensed Interim Financial Information

The accompanying balance sheet as of September 30, 2007, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2007, and the statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2007 are unaudited. The unaudited condensed interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the interim periods presented. The financial data and other information disclosed in these notes to the financial statements related to the interim periods are unaudited and conform to the requirements of the Securities and Exchange Commission for unaudited interim financial information. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

  Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management’s most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, accrual for warranty costs, inventory impairment charges, valuation allowance for deferred tax assets, impairment of long-lived assets and the determination of stock-based compensation. Actual results could differ significantly from these estimates.

In the year ended December 31, 2006, MAKO emerged from the development stage.

  Liquidity and Operations

The Company has incurred net losses and negative cash flow from operating activities each year since inception. In order to continue its operations and achieve its business objectives, the Company must achieve profitability or obtain additional debt or equity financing. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition. See Note 7 for further discussion regarding equity financing in 2007. The failure of the Company to win widespread acceptance of its products by hospitals, physicians and patients could have a material adverse effect on the Company’s business, results of operations, future cash flows and financial condition.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

  Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents are deposited in demand and money market accounts at two large financial institutions. Such deposits are generally in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company is subject to risks common to companies in the medical device industry including, but not limited to: new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, compliance with government regulations, uncertainty of widespread market acceptance of products, product liability and the need to obtain additional financing. The Company’s products include components subject to rapid technological change. Certain components used in manufacturing have relatively few alternative sources of supply, and establishing additional or replacement suppliers for such components cannot be accomplished quickly. The inability of any of these suppliers to fulfill the Company’s supply requirements may negatively impact future operating results. While the Company has ongoing programs to minimize the adverse effect of such uncertainty and considers technological change in estimating its inventory net realizable value, uncertainty continues to exist.

The Company’s current version of its Haptic Guidance System (“HGS”) and its unicompartmental implant have been cleared by the U.S. Food and Drug Administration (“FDA”). Certain products currently under development by the Company, such as future versions of our HGS and implants, will require clearance by the FDA or other international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive the necessary clearance. If the Company were to be denied such clearance or such clearance was delayed, it could have a material adverse impact on the Company.

The Company may perform credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company provides an allowance for doubtful accounts when required but has not experienced any losses to date. To date, the majority of revenue recognized by the Company was from a single customer.

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its CEO. The Company’s CEO reviews financial information presented on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the aggregate Company level. Accordingly, the Company reports as a single operating segment. To date, all of the

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

Company’s revenues and its Predecessor’s revenues are from companies located in the United States. The following table presents information about the Company’s and Predecessor’s revenues by customer:

	Predecessor	The Company
	Period from	Period from
	January 1, 2004	November 12, 2004			Nine Months
	through	through	Year Ended December 31,		Ended September 30,
	November 11, 2004	December 31, 2004	2005	2006	2006	2007
					(Unaudited)	(Unaudited)

Company A	$—	$—	$—	$59,543	$34,831	$253,072
Company B	—	—	—	—	—	48,498
Company C	962,401	—	—	—	—	—
Company D	175,180	—	—	—	—	—
Others	510,761	—	—	3,028	—	53,812

Net Revenues	$1,648,342	$—	$—	$62,571	$34,831	$355,382

  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at date of purchase of 90 days or less to be cash equivalents.

  Restricted Cash

Restricted cash amounts include amounts deposited as collateral in connection with the Company’s facility operating lease which requires that specific cash amounts be set aside. Restricted cash amounts were $0, $125,000, and $125,000 at December 31, 2005 and 2006, and September 30, 2007 (unaudited), respectively.

  Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts and notes receivable, accrued license fee and others approximate fair value due to their short maturities or market rates of interest.

  Short-Term Investments

The Company’s short-term investments are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses included in other comprehensive income (loss) within stockholders’ deficit. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other expense. Interest and dividends on securities classified as available-for-sale are included in interest and other income. The cost of securities sold is based on the specific identification method.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

The amortized cost and fair value of short-term investments, with gross unrealized gains and losses, were as follows:

As of December 31, 2005

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Corporate bond	$302,797	$—	$(1,504)	$301,293
Variable auction rate securities	9,602,354	—	(2,354)	9,600,000
Certificate of deposit	196,000	—	(273)	195,727

	$10,101,151	$—	$(4,131)	$10,097,020

As of December 31, 2006

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Variable auction rate securities	$1,301,574	$—	$(1,574)	$1,300,000
Certificate of deposit	100,000	—	(237)	99,763

	$1,401,574	$—	$(1,811)	$1,399,763

As of September 30, 2007 (unaudited)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Variable auction rate securities	$1,550,000	$—	$—	$1,550,000
U.S. treasury notes	4,515,708	7,217	—	4,522,925

	$6,065,708	$7,217	$—	$6,072,925

As of December 31, 2006 and September 30, 2007 (unaudited), all securities have maturities or interest reset dates of less than one year. Realized gains and losses to date have not been significant.

  Allowance for Doubtful Accounts

  Predecessor

The Predecessor’s allowance for doubtful accounts is based on its assessment of the collectibility of customer accounts. No allowance was required at January 1, 2004, as the Predecessor’s collectibility of customer accounts was certain. The activity for the Predecessor’s allowance for doubtful accounts for the period from January 1, 2004 through November 11, 2004 is as follows.

Balance at January 1, 2004	$—
Provision for doubtful accounts	63,472
Write offs	—

Balance at November 11, 2004	$63,472

The Company

The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The Company has not experienced any collectibility issues to date and has no allowance, provision for doubtful accounts receivable or write offs to date in the accompanying financial statements.

Accrual for Warranty Costs

Upon installation of a HGS unit, the Company establishes an accrual for the estimated costs associated with providing a standard one-year warranty for defects in materials and workmanship. Due to the Company’s limited history of commercial placements of HGS units, the estimation of warranty costs is subjective.

Inventory

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials and direct labor. The Company reviews its inventory periodically to determine net realizable value and considers product upgrades in its periodic review of realizability. The Company writes down inventory, if required, based on forecasted demand and technological obsolescence. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements. Writedowns of inventory for the period from January 1, 2004 through November 11, 2004, the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 (unaudited) were approximately $208,000 (Predecessor), $0, $0, $36,000, $26,000 and $8,000, respectively.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of two to seven years. Leasehold improvements and assets recorded under capital leases are amortized on a straight-line basis over the lesser of their useful life or the term of the lease and are included in depreciation expense in the accompanying statements of operations. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Depreciation expense for the period from January 1, 2004 through November 11, 2004, the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 (unaudited) was approximately $182,000 (Predecessor), $6,000, $80,000, $175,000, $101,000 and $455,000, respectively.

Intangible Assets

The Company’s intangible assets are comprised of licenses to intellectual property rights. These intangible assets are carried at cost, net of accumulated amortization. Amortization is recorded using the straight-line method, over their respective useful lives (generally the life of underlying patents), which range from approximately 10 to 19 years.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

the asset’s fair value or discounted estimate of future cash flows. The Company and the Predecessor have not recorded any such impairment losses to date.

Revenue Recognition

Predecessor

The Predecessor’s revenue was generated from the sale of image-guided surgery products, development services and license fees. Predecessor revenue from the sale of image-guided surgery products was recognized as revenue, when persuasive evidence of an arrangement existed, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured. Predecessor revenue from development services and license fees was deferred and recognized over the term of the service period and license period, respectively. License revenue was included in other revenue in the Predecessor Financial Statements. Predecessor revenue from royalties was recognized as earned and was also included in other revenue in the Predecessor Financial Statements.

The Company

Revenue is generated from unit sales of the HGS, including installation services, training, upgrades and enhancements, from sales of implants and disposable products, and by providing extended warranty services. The Company’s HGS product, upgrades and enhancements to those products include software that is essential to the functionality of the product and, accordingly, the Company accounts for the sale of the HGS pursuant to Statement of Position No. 97-2, Software Revenue Recognition (“SOP 97-2”), as amended.

The Company recognizes product revenues for sales of the HGS when there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred as prescribed by SOP 97-2. For all sales, the Company uses either a signed agreement or a binding purchase order as evidence of an arrangement. Such arrangements typically require customer acceptance of the system which is evidenced by the receipt by the Company of a form executed by the customer indicating their acceptance of the HGS unit. Such arrangements require the Company to provide upgrades and enhancements to the HGS unit on a when and if available basis. As of September 30, 2007, three Haptic Guidance System customers are entitled to receive an upgrade to version 2.0 of the HGS at no additional charge, and one customer has the right to receive it at a discounted price. All of these customer upgrade rights to receive the upgrades through version 2.0 of the HGS are on a when and if available basis. The Company is not obligated to provide upgrades for the two HGS units under consignment programs for clinical and technical feedback.

Payments received upon customer acceptance of HGS units are recognized as deferred revenue. The direct cost of revenue associated with the sale of HGS units is recognized as deferred cost of revenue. Costs associated with establishing an accrual for the HGS standard one-year warranty liability and royalties related to the sale of HGS units covered by licensing arrangements are expensed as incurred. We anticipate ultimately recognizing a positive margin on the sales of HGS units to date including the satisfaction of the remaining upgrades through the final deliverable of version 2.0 of the HGS, which is anticipated to be in the first half of 2009. To date, deferred revenue and deferred cost of revenue does not include any amounts related to providing upgrades and enhancements to the HGS units. If the Company is not able to deliver version 2.0 of the HGS, customers would retain the original HGS unit sold and the Company would not be obligated to refund the purchase price of the HGS unit.

For arrangements with multiple elements, the Company allocates arrangement consideration to HGS units, upgrades, enhancements and services based upon vendor specific objective evidence (“VSOE”) of fair value of the respective elements. As the Company is in the early stages of commercialization, VSOE of fair value does not exist for all the undelivered elements. Accordingly, all revenue and cost of revenue associated

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

with the sale of the HGS are deferred until the earlier of (1) delivery of all elements or (2) establishment of VSOE of fair value for all undelivered elements.

Product revenue from the sale of implants and disposable products (the “Products”) is recognized as revenue in accordance with Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured. The Products are a separate unit of accounting from the HGS as (1) they have value to the customer on a standalone basis, (2) objective and reliable evidence of the fair value of the item exists and (3) no right of return exists once the Products are implanted or consumed. Accordingly, as the Company’s implants and disposable products are sold on a procedural basis, the revenue and costs associated with the sale of Products are recognized at the time of sale (i.e., at the time of the completion of the related surgical procedure).

Service revenue, which consists of extended warranty services on the HGS hardware, is deferred and recognized ratably over the service period until no further obligation exists. Costs associated with providing services are expensed when incurred.

The Company’s agreements with customers do not contain product return rights beyond the customer acceptance period which is typically defined as a certain number of surgical procedures over certain period which typically does not exceed three months.

For purposes of obtaining clinical and technical feedback on the current version of our HGS, we also enter into consignment programs with certain customers. Under the terms of such programs, the Company retains title to the HGS unit, while the customer has use of the HGS and purchases the Company’s implants and disposables products. The Company may provide unspecified upgrades to the product during the term of each program when and if available. The HGS units associated with the Company’s consignment programs are recorded within property and equipment and are depreciated over their estimated useful life of two years. Depreciation and warranty expense attributable to the HGS consignment units are recorded within cost of revenue. The revenues associated with the sale of Products to customers under consignment programs are recognized as revenue when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectibility is reasonably assured.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue consists of deferred product revenue and deferred service revenue. Deferred product revenue arises from timing differences between the shipment of product and satisfaction of all revenue recognition criteria consistent with the Company’s revenue recognition policy. Deferred service revenue results from the advance payment for services to be delivered over a period of time, usually in one year increments. Service revenue is recognized ratably over the service period. Deferred cost of revenue consists of the direct costs associated with the manufacture of units for which the revenue has been deferred in accordance with the Company’s revenue recognition policy. Deferred revenue and associated deferred cost of revenue expected to be realized within one year are classified as current liabilities and current assets, respectively.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to customers for shipping and handling are reported as revenue.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary costs for research and development personnel, costs for materials used in research and development activities and costs for outside services.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the verification and validation testing is complete, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, MAKO has not capitalized any software development costs to date.

Stock-Based Compensation

Predecessor

In the Predecessor Financial Statements, activity under the stock-based employee compensation plans was accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25), and the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). In the Predecessor Financial Statements, no stock-based employee compensation cost is reflected in net loss, as all options under the Predecessor stock-based employee compensation plans were granted at an exercise price equal to or greater than the estimated fair value of the underlying Predecessor common stock on the date of grant. Pro forma information is required by SFAS 123 as if the Predecessor had accounted for its stock-based awards to employees under the fair value method prescribed by SFAS 123. The fair value of the Predecessor stock-based awards to its employees was estimated using a Black-Scholes-Merton option pricing model. Forfeitures of options are reflected in the pro forma charges as they occur. The Predecessor recognizes the pro forma charge on a straight-line basis. The effect on net loss if the Predecessor had elected to recognize stock-based compensation expense based on the fair value of the options granted at the date of grant as prescribed by SFAS 123 was insignificant and, accordingly, pro forma disclosures have not been presented.

The Company

Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123 Revised, Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

The Company adopted SFAS 123(R) using the modified retrospective transition method, which requires the restatement of financial statements for prior periods. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation arrangements by recording compensation expense based on the estimated fair-value of stock-based awards in accordance with SFAS 123. The impact of SFAS 123(R) on prior periods was not significant.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force (“EITF”) Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes-Merton pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

See Note 8 for a detailed discussion of the various stock option plans and related share-based compensation.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs have been insignificant to date.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, using tax rates expected to be in effect when the differences will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Operating Leases

Rental payments and incentives, if any, are recognized on a straight-line basis over the life of a lease. See Note 6 for further discussion on operating leases.

Net Loss Per Share

Predecessor

The Predecessor calculated net loss per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share (EPS) is calculated by dividing the net income or loss available to common stockholders adjusted for redeemable convertible preferred stock accretion and dividends by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss available to common stockholders adjusted by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options totaling 2,471,094, warrants totaling 4,402,000, Series B redeemable convertible preferred stock totaling 9,126,307, and Series C redeemable convertible preferred stock totaling 5,512,897 for the period from January 1, 2004 through November 11, 2004 are considered to be common stock equivalents but are excluded in the calculation of diluted earnings per share as their effect is dilutive. Accordingly, basic and diluted EPS are the same for the 2004 period presented.

The Company

The Company calculated net loss per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share (EPS) is calculated by dividing the net income or loss available to common stockholders adjusted for redeemable convertible preferred stock accretion and dividends by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss available to common stockholders adjusted by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, stock options (totaling 1,093,540, 1,907,590 and 2,872,290 as of December 31, 2004, 2005 and 2006, respectively, and 2,854,040 and 5,821,307 as of September 30, 2006 and 2007 (unaudited), respectively), warrants (totaling 1,402,085 as of December 31, 2004, 2005 and 2006, and September 30, 2006 and 2007 (unaudited)), and redeemable convertible preferred stock (totaling 4,346,235, 19,650,261 and 19,650,261 as of December 31, 2004, 2005 and 2006, respectively, and 19,650,261 and 33,163,775 as of September 30, 2006 and 2007 (unaudited), respectively) are considered to be common stock

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

equivalents but are excluded in the calculation of diluted earnings per share as their effect is dilutive. Accordingly, basic and diluted EPS are the same for all periods presented.

Comprehensive Loss

Comprehensive loss is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the period from January 1, 2004 through November 11, 2004, the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 (unaudited), the Company recorded comprehensive losses of approximately $4,442,000 (Predecessor), $1,039,000, $5,151,000, $10,615,000, $6,621,000 and $13,252,000, respectively. For the periods from January 1, 2004 through November 11, 2004 (Predecessor) and November 12, 2004 through December 31, 2004, net loss is the only component of comprehensive loss.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 effective January 1, 2007. No cumulative adjustment to the Company’s accumulated deficit was required upon adoption and the effect of adoption was immaterial.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the Company’s balance sheets and statement of operations and the related financial statement disclosures. SAB 108 was adopted by the Company effective January 1, 2007. The Company has determined that the adoption of SAB 108 had no material effect on its results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company effective January 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

is currently evaluating the effect that the adoption of SFAS 159 will have on its results of operations and financial position.

Reclassifications

Certain reclassifications have been made to the prior periods’ statements of operations and notes to the financial statements to conform to the current period’s presentation.

3.	Selected Balance Sheet Components

The following table provides details of selected balance sheet items:

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Inventory
Raw materials	$317,700	$396,772	$864,964
Work-in-process	—	371,764	72,573
Finished goods	8,750	157,495	523,566

Total inventory	$326,450	$926,031	$1,461,103

Included in finished goods at September 30, 2007 is the cost of an HGS unit of approximately $211,000 related to a recent sales agreement for which customer acceptance is pending.

	December 31,		September 30,	Estimated
	2005	2006	2007	Useful Life
			(Unaudited)

Property and equipment:
Consigned HGS units and instruments	$—	$279,631	$736,469	2 years
HGS demo system	—	—	204,749	2 years
Computer equipment and software	177,013	625,618	874,400	3–5 years
Laboratory and manufacturing equipment	66,795	287,821	413,371	5 years
Office furniture and equipment	42,914	249,763	346,472	7 years
Leasehold improvements	—	32,420	53,566	Lease term

	286,722	1,475,253	2,629,027
Less accumulated depreciation and amortization	(85,876)	(258,789)	(713,985)

Total property and equipment, net	$200,846	$1,216,464	$1,915,042

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

Other accrued liabilities:
Accrued development services	$—	$362,866	$197,693
Accrued legal fees	—	53,513	618,949
Other	55,436	599,079	989,004

	$55,436	$1,015,458	$1,805,646

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

4.	Related Parties

Predecessor

CEO Restricted Stock

In June 2004, the Predecessor issued 2,292,892 shares of restricted common stock to its CEO (the “Predecessor Restricted Stock”) which it was determined by the Predecessor to have a de minimis value at the date of issuance. The Predecessor Restricted Stock vests one-third following six months from the date of issuance and the remaining two-thirds vests ratably monthly over the next 24 months. None of the Predecessor Restricted Stock vested during the period from January 1, 2004 through November 11, 2004.

Predecessor Sale of Assets to Third Party

In October 2004, the Predecessor entered into an Asset Purchase Agreement with one of its strategic partners (the “APA”). Under the significant terms of the APA, the Predecessor sold certain assets to the strategic partner and the strategic partner cancelled certain debt obligations owed to it by the Predecessor. As a result of the APA, the Predecessor recorded a deferred gain, which is being recognized to other revenue over approximately 10 years. During the period from January 1, 2004 through November 11, 2004, approximately $18,000 of the deferred gain was recognized in other revenue.

The Company

Acquisitions of Assets From Predecessor

In December 2004, pursuant to the Contribution Agreement, the Company acquired substantially all of Z-KAT’s tangible assets, primarily furniture, office equipment and a majority of Z-KAT’s CAS technology assets not required for Z-KAT’s retained CAS business, and all of its haptic robotic research and development technology inventory. The Company was granted a limited license to Z-KAT’s CAS and haptic robotic intellectual property portfolio for exclusive use in the field of orthopedics, subject to a prior license to a strategic partner of Z-KAT to use Z-KAT’s CAS intellectual property, but not its haptic robotic intellectual property, in the field of orthopedics (the “Z-KAT License”). The Contribution Agreement, including the Z-KAT License, was made in exchange for approximately 4,272,000 shares of common stock, 1,999,000 shares of Series A redeemable convertible preferred stock, and 577,000 warrants to purchase common stock at an exercise price of $0.99 per share. These share amounts were determined by Z-KAT’s board of directors. In making this determination, the Z-KAT board of directors determined the number of shares to be issued in order to (1) obtain sufficient subsidiary stock for its subsequent use in redeeming bridge note debt to its shareholders and satisfying a substantial portion of its accounts payable and (2) establish the capital structure of its subsidiary to allow for the future sale of MAKO’s Series A redeemable convertible preferred stock. This acquisition was accounted for based on the Z-KAT carrying value of the assets acquired totaling approximately $652,000 as it was a transaction between entities under common control. The common stock was recorded at par and the remainder of the ascribed value was allocated to the Series A redeemable convertible preferred stock resulting in a discount to the potential redemption value of approximately $1,346,000 which is being accreted over the period from the date of issuance to the redemption date (see further discussion on redemption rights in Note 7).

Pursuant to the December 2004 contribution of the Z-KAT License, which was not assigned a value, the Company obtained the right to manage and maintain the Z-KAT patent portfolio, and assumed the obligation to paying a ratable portion (among all licensees) of all maintenance fees, patent costs and applicable royalties to Z-KAT’s licensors (except for an annual minimum royalty payment payable to Z-KAT’s primary licensor in its retained CAS business, the “CAS Minimum Royalty”). Because there has only been one licensee of the Z-KAT patent portfolio other than the Company, the Company’s ratable portion for the intellectual property fees, costs and royalties has been 50% since consummation of the Z-KAT License.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

In August 2006, we created a special independent committee of our board of directors, comprised of all directors that did not hold an interest in Z-KAT, to act of behalf of MAKO on all matters involving Z-KAT. In December 2006, the Company entered into an Addendum to the Contribution Agreement (the “Addendum”). Under the Addendum, the Company loaned Z-KAT approximately $125,000 (the “Z-KAT Note”) to satisfy certain accounts payable, assumed the obligation to pay the annual minimum royalty payable to the sole excluded CAS licensor, and purchased certain remaining Z-KAT CAS inventory at or below historical costs, which is applicable to MAKO’s field of orthopedics (which in 2004 Z-KAT had intended to utilize in its retained CAS business) for $30,000. Z-KAT also assigned to MAKO its right to receive required royalty payments from two prior third-party CAS intellectual property licensees (the “Sublicensee Payments”). MAKO secured the right and assumed the obligation to pay the CAS minimum royalty due to the importance of maintaining the licensed rights and Z-KAT’s illiquid position in 2006. There was no change in licensed intellectual property rights as a result of the Addendum. The liabilities assumed and the assets acquired were recorded at Z-KAT’s carrying value and resulted in net liability of approximately $221,000. The Company recorded an offsetting a charge to reduce additional paid-in-capital to zero with the excess charged to accumulated deficit as Z-KAT continued to be a significant shareholder of the Company. The CAS Minimum Royalty was initially an obligation retained by Z-KAT under the Z-KAT License as the intellectual property at issue had greater applicability to Z-KAT’s retained CAS business than MAKO’s field of orthopedics. The Z-KAT Note accrues interest at a rate of 8.5% per annum, which was determined by negotiation between Z-KAT and the special independent committee of MAKO’s board of directors, and is being repaid through collections from ongoing sales of Z-KAT’s CAS products.

Due From / To Related Party

At December 31, 2005 and 2006, and September 30, 2007 (unaudited), due from (to) related party represents the net of amounts due from and due to Z-KAT for the Sublicensee Payments receivable, the Z-KAT Note, accrued Minimum Royalty Payments and other related party transactions.

Note Receivable — Related Party

At December 31, 2005 and 2006, and September 30, 2007 (unaudited), the balance of the Z-KAT Note, with accrued interest, was approximately $0, $126,000, and $88,000, respectively. The Z-KAT Note is being repaid through collections from Z-KAT sales of its products. As of December 31, 2006 and September 30, 2007 (unaudited), the Company believes that the Z-KAT Note is fully collectible. As of December 31, 2006 and September 30, 2007 (unaudited), Z-KAT’s holdings of MAKO common stock on a fully diluted and converted basis are approximately 13.6% and 8.9%, respectively.

Employee Loans

During 2006, the Company issued $225,000 in employee loans to certain officers of the Company (the “Employee Loans”). The Employee Loans accrue interest at a rate of 4.0% per annum, compounded annually. The interest is paid biweekly. The Employee Loans and accrued interest were due upon the earlier of one year from the date of the Employee Loan or a liquidation event, as defined. The Employee Loans were fully repaid in April 2007. In May and June 2007, the Company issued $225,000 in employee loans to certain officers of the Company under terms that were substantially similar to the Employee Loans issued in 2006. In August and September 2007, the Company forgave the $225,000 of outstanding loans, including accrued interest, with a charge to the statement of operations.

Restricted Stock and Note Receivable from Related Party

In July 2005 and May 2006, the Company issued a total of 1,352,250 shares of restricted common stock to its CEO and 150,000 shares of unrestricted common stock to an entity affiliated with the CEO in exchange

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

for promissory notes from the CEO totaling approximately $631,000 (representing the fair value of the shares on the date of issuance) approximately 50% of which are nonrecourse. The promissory notes accrue interest at a rate of 8% per annum, with 25% of the restricted stock vesting immediately and the remainder vesting monthly over 48 months as service is provided. The restricted stock was pledged as collateral against the promissory notes. In March 2007, the Company issued 250,000 shares of restricted common stock to its CEO at a purchase price of $0.82 per share (the estimated fair value at the date of issuance) in exchange for a promissory note of $205,000, 50% of which is nonrecourse and a pledge agreement. The March 2007 restricted stock, pledge agreement and promissory note were issued under terms substantially similar to the July 2005 and May 2006 restricted stock issuances. Because it was unclear as to whether the recourse portion had substance as of the dates of issuance of the restricted stock and the promissory notes, the Company has determined to treat the entire amount of the promissory notes related to the restricted stock as nonrecourse for accounting purposes. A nonrecourse note issued for restricted stock is in substance an option to acquire the stock. Accordingly, the Company recorded compensation expense of approximately $90,000 and $73,000 in the years ended December 31, 2005 and 2006 and the promissory notes and the restricted stock are not recorded in the accompanying financial statements. At December 31, 2006 the balance of the unrecognized promissory notes related to the restricted stock with accrued interest was approximately $699,000. The unrecognized compensation associated with the restricted stock is approximately $172,000 as of December 31, 2006. The compensation expense was determined under the Black-Scholes-Merton model assuming a risk free interest rate of 0.0% (as the interest rate on the promissory notes was greater than the risk free interest rate and the excess was not significant to the Black-Scholes-Merton valuation — risk free interest rate ranging from 4.08% to 4.96% less the stated interest rate of 8% implicit in the promissory notes), a volatility factor ranging from 57.1% to 66.5% and a 6.25 year estimated life. The value of the common stock was initially determined by the Company’s board of directors and was validated as reasonable on a retrospective basis in a March 2007 valuation by an independent valuation firm, Taylor Consulting Group, Inc. As the unrestricted stock does not contain vesting provisions, it is not subject to the pledge against the promissory notes and collectibility is reasonably assured, the Company recorded the portion of the promissory notes associated with the unrestricted stock as a component of stockholders’ deficit (principal of $63,000) in the accompanying financial statements and accrued interest at a rate of 8% per annum as an increase to additional paid-in-capital.

In August 2007, the Company issued 750,000 shares of restricted stock to its CEO at an estimated fair value of $3.67 per share on the date of issuance. The restricted stock will vest over a four year period.

On September 5, 2007, the Company forgave $1,149,000 of outstanding loans, including accrued interest of $113,000, to its CEO. Of this amount, which represents all loans outstanding to the Company’s CEO, $949,000 was associated with the issuances of the restricted stock and $200,000 was associated with the employee loans discussed above. In connection with the forgiveness of the loans, 106,792 shares of common stock were surrendered by the CEO to the Company to pay for the payroll taxes associated with the taxable income from the forgiveness of the loans. The forgiveness of the notes receivable resulted in a modification to the original award. Accordingly, the Company accounted for the modification by determining the amount of the incremental compensation charge to be recorded in accordance with paragraph 51 of SFAS 123(R). The original award, which was accounted for as a stock option, was revalued on the date of modification using the Black-Scholes-Merton model with current inputs for risk-free rate, volatility and market value. This calculated amount was compared to the fair value of the restricted stock award on the date of modification resulting in the incremental charge. Due to the forgiveness of the note, the Company ceased to record the award as a stock option and commenced the recording of the award as a restricted stock award. Accordingly, on the date of modification, the Company recognized the incremental charge for the portion of the vested shares and will record the additional portion related to the unvested shares over the remaining term. The forgiveness resulted in a modification to the original terms of the restricted stock-based award with a charge of approximately $395,000 recorded in the financial statements in September 2007. The remaining unrecognized compensation expense of approximately $533,000 relating to the unvested restricted stock will be recorded in the financial

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

statements over the remaining vesting period, along with the related vested common stock. The compensation expense associated with the modification of the terms of the restricted stock was determined under the Black-Scholes-Merton model assuming a risk free interest rate of 0.0% (as the interest rate on the promissory notes was greater than the risk free interest rate and the excess was not significant to the Black-Scholes-Merton valuation — risk free interest rate of 4.29% less the stated interest rate of 8% implicit in the promissory notes), a volatility factor of 54.07% and an estimated life ranging from 4.10 to 5.80 years. The value of the common stock on the modification date was determined by an August 2007 valuation by an independent valuation firm, Taylor Consulting Group, Inc. The restricted stock has the following vested and unvested shares as of December 31, 2006.

		Weighted Average
	Shares	Fair Value

Vested shares	658,191	$0.42
Unvested shares	694,059	$0.42

Total	1,352,250	$0.42

The restricted stock has the following vested and unvested shares as of September 30, 2007 (unaudited).

		Weighted Average
	Shares	Fair Value

Vested shares	934,289	$0.46
Unvested shares	1,417,961	$2.19

Total	2,352,250	$1.50

5.	Intangible Assets

Predecessor

The Predecessor’s intangible assets are comprised of purchased patents and licenses to intellectual property rights, including patents (the “Predecessor Intangible Assets”) that were acquired in September 2000. The Predecessor Intangible Assets are amortized on a straight line basis over their estimated useful lives (generally the life of underlying patents), which range on average from 13 to 15 years. Amortization expense related to the Predecessor Intangible Assets was approximately $427,000 for the period January 1, 2004 through November 11, 2004.

The Company

The Company’s intangible assets are comprised of purchased patents and licenses to intellectual property rights, (the “Licenses”). The Licenses are amortized on a straight line basis over their estimated useful lives which range on average from 10 to 19 years. See Note 6 for detailed discussion of Licenses.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

The following tables present details of MAKO’s intangible assets:

	As of December 31,				As of September 30,
	2005		2006		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
		Amortization		Amortization		Amortization
	Amount	Period	Amount	Period	Amount	Period
					(Unaudited)

Licenses	$555,000	11.4	$6,084,638	10.1	$6,519,638	10.0
Patents	60,000	17.8	60,000	17.8	60,000	17.8

	615,000	12	6,144,638	10.1	6,579,638	10.1
Less: accumulated amortization	(18,370)		(488,452)		(963,049)

Intangible assets, net	$596,630		$5,656,186		$5,616,589

Amortization expense related to intangible assets was approximately $0, $18,000, $470,000, $317,000 and $476,000 for the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 (unaudited), respectively.

The estimated future amortization expense of intangible assets for the next five years as of December 31, 2006 is as follows:

2007	$611,000
2008	611,000
2009	611,000
2010	611,000
2011	611,000

Total	$3,055,000

6.	Commitments and Contingencies

Operating Leases

The Company leases its facility under an operating lease that expires in July 2011. The Company has the option to renew its facility lease for two consecutive three year periods. Rent expense on a straight-line basis was $203,000 (Predecessor), $43,000, $185,000, $250,000, $173,000 and $232,000 for the period January 1, 2004 through November 11, 2004, the period November 12, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 (unaudited), respectively.

Future minimum lease commitments under the Company’s operating lease as of December 31, 2006 are approximately as follows:

2007	$202,000
2008	208,000
2009	215,000
2010	221,000
2011	131,000

$977,000

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

Capital Leases

In 2006, the Company leased certain furniture under capital leases that expire in September 2007 and October 2009. The capital lease furniture has a cost of approximately $169,000 and is included in office furniture and equipment in Note 3. As of December 31, 2006, accumulated amortization of approximately $9,000 was included in accumulated depreciation in Note 3. For the year ended December 31, 2006, amortization expense is included in depreciation expense in the accompanying statement of operations. The future minimum lease payments under the Company’s capital leases as of December 31, 2006 are included in accrued expenses in the accompanying balance sheet and are approximately as follows:

2007	$54,000
2008	13,000
2009	11,000

78,000
Less amounts representing interest	(9,000)

$69,000

License and Royalty Agreements

In September 2005, the Company entered into a fully paid license agreement with Integrated Surgical Systems, Inc. (the “ISS License Agreement”), in exchange for an upfront license fee of $190,000 (the “ISS License Fee”). The ISS License Fee is included in intangible assets in the accompanying balance sheets. By its terms, the ISS License continues until all of the licensed patents have expired, which, based on the licensed granted patents and presently pending patent applications, is currently estimated to be February 2019.

In September 2005, the Company entered into a fully paid license agreement with Trigon Incorporated, doing business as Stelkast (the “Stelkast License Agreement”), in exchange for an upfront license fee of $350,000 (the “Stelkast License Fee”). The Stelkast License Fee is included in intangible assets in the accompanying balance sheets. By its terms, the Stelkast License Agreement continues until the expiration of any and all intellectual property rights, including copyright, licensed thereunder which is not readily determinable, but is expected to have an expiration no less than 10 years.

As more fully described in Note 4, in December 2004 and December 2006, respectively, the Company entered into the Z-KAT License and the Addendum whereby MAKO was granted rights to certain intellectual property. The Z-KAT License included sublicenses to third-party intellectual property rights (the “Sublicenses”). The Z-KAT License is fully paid up as to licenses directly to Z-KAT. Under the Sublicenses, the Company is obligated to make ongoing royalty payments ranging from 2% to 5% on the sale of certain products and minimum annual payments totaling $575,000. As of December 31, 2006, the Company has paid all amounts due under the Sublicenses. By their terms, the Z-KAT License and the component Sublicenses generally continue until all of the licensed patents have expired, which, based on the licensed granted patents and presently pending patent applications is currently estimated to be December 2024.

In December 2005, the Company entered into a license agreement with the University of Florida Research Foundation for a license (the “UF License Agreement”) in the field of medicine for certain intellectual property rights related to low friction and low wear polymer composites (the “UF Licensed Technology”) in exchange for a payment of $15,000 (the “UF License Fee”). The UF License Fee is included in intangible assets in the accompanying balance sheets. The UF License Agreement includes ongoing royalty provisions on the sale of UF Licensed Technology ranging from 1% to 5%, including an annual minimum royalty escalating from $25,000 to $100,000 over a four-year period, and $100,000 annually thereafter, beginning upon the commercialization of the licensed technology, which has not occurred as of September 30, 2007, and annual license maintenance fees of $1,000 on the first, second and third anniversaries, and then

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

$5,000 for each anniversary thereafter. By its terms, the UF License Agreement continues until all of the licensed patents have expired, which, based on the licensed presently pending patent applications, is currently estimated to be August 2024.

In March 2006, the Company entered into a license agreement with International Business Machines Corporation (“IBM”) for a license, in the Company’s field of business, to IBM’s patent portfolio (the “IBM License”) in exchange for a payment of $2 million upon execution of the agreement (the “Upfront License Fee”) and a deferred payment of $4 million payable upon a change of control, as defined (e.g., initial public offering, acquisition or change in voting ownership greater than 50.01%) (the “Deferred License Fee”). The IBM License requires royalty payments of 2% of the selling price of each HGS unit. The Upfront License Fee and net present value of the Deferred License Fee are included in intangible assets in the accompanying balance sheets. The net present value of the Deferred License Fee obligation was approximately $3,410,000, net of a discount of $590,000 and was recorded as a long-term debt obligation as the Company believed it was probable at the inception of the agreement that the contingent obligation would become payable. The net present value of the Deferred License Fee was determined using an incremental borrowing rate of 8% and an expected payment date of two years from the effective date of the license agreement. The discount on the debt obligation is being amortized over the estimated term of the Deferred License Fee obligation as interest expense which was approximately $211,000 and $223,000 for the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited), respectively, in the accompanying statements of operations.

In May 2006, the Company entered into a license agreement with the Hospital for Special Surgery for a license (the “HSS License Agreement”), in the Company’s field of business, for certain cutting technology (the “HSS Licensed Product”) in exchange for payments totaling $20,000 (the “HSS License Fee”). The HSS License Fee is included in intangible assets. The HSS License Agreement includes an ongoing royalty provision of 7% on the sale of HSS Licensed Products, a commercialization milestone payment of $50,000 and annual minimum royalty payments escalating to an annual maximum of $50,000. By its terms, the HSS License Agreement continues until all of the licensed patents have expired, which, based on the licensed granted patents and presently pending patent applications, is currently estimated to be June 2016.

In May 2006, the Company entered into a fully paid up license agreement with SensAble Technologies (the “SensAble License Agreement”) in exchange for an upfront license fee of $100,000 (the “SensAble License Fee”). The SensAble License Fee is included in intangible assets. The SensAble License Agreement includes an option for the Company to license additional patent rights for a license fee of $400,000 within a one year period from the effective date of the SensAble License Agreement. In May 2007, the Company exercised its option to license additional patent rights for the license fee of $400,000. By its terms, the SensAble License Agreement continues until all of the licensed patents have expired, which is currently estimated to be July 2019.

In February 2007, the Company entered into a license agreement (the “Encore License Agreement”) and a supply agreement (the “Encore Supply Agreement”) with Encore Medical L.P. (“Encore”). Under the Encore License Agreement, the Company was granted certain rights to a certain implant (the “Encore Implant”) for use with the Company’s HGS in exchange for an upfront license fee of $50,000 and additional minimum royalties of $150,000 to be paid over a three year period and ongoing royalties of 5% on the sale of licensed products. Under the Encore Supply Agreement, Encore agreed to supply to the Company commercial quantities of the Encore Implant for resale for a specified period of time for use with the Company’s HGS. By its terms, the Encore License Agreement continues until the expiration of any and all intellectual property rights, including copyright, licensed thereunder which is not readily determinable, but is expected to have an expiration no less than 10 years.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

As of December 31, 2006, future annual minimum royalty payments under the licenses and sublicenses are as follows:

2007	$584,000
2008	591,000
2009	610,000
2010	630,000
2011	630,000
Thereafter	1,447,000

$4,492,000

7.	Redeemable Convertible Preferred Stock

Predecessor

As of November 11, 2004, the Predecessor is authorized to issue 11,000,000 and 18,000,000 shares of Series B and Series C redeemable convertible preferred stock, respectively. The Series B redeemable convertible preferred stock ranks senior to the Predecessor’s Series A convertible preferred stock and common stock with respect to rights to receive dividends and liquidation preference (see Note 8). The Series C redeemable convertible preferred stock ranks senior to the Predecessor’s Series B redeemable convertible preferred stock, Series A convertible preferred stock and common stock with respect to rights to receive dividends and liquidation preference.

Dividends — The holders of Series B and Series C redeemable convertible preferred stock (the “Series B and C Holders”) are entitled to receive, whether or not declared by the Predecessor’s board of directors, cumulative dividends (7% per annum), which are payable upon a liquidation event or a qualified initial public offering of the Predecessor. The Predecessor has not declared any dividends on Series B or Series C redeemable convertible preferred stock. As of November 11, 2004, the balances of the Series B and Series C cumulative dividends are $1,445,000 and $559,000, respectively. The Series B and Series C cumulative dividends are accrued and included in the Predecessor’s statement of redeemable convertible preferred stock and stockholders’ deficit.

Liquidation Preference — The Series B and Series C Holders are entitled to a liquidation preference of 1.5 times the respective purchase price per share plus accrued and unpaid dividends, whether or not declared by the board of directors. In a liquidation event, after the Series B and Series C Holders have received payment of their full liquidation preference, the remaining assets of the Predecessor are distributed among the Series B and Series C Holders, the Series A Holders and the common stock holders on an as-converted pro rata basis.

Mandatory Redemption — The Series B and Series C redeemable convertible preferred stock is subject to mandatory redemption, at the option of the holders, on any date after February 1, 2007 and July 14, 2008, respectively, upon the affirmative vote of the Series B and Series C Holders of the preferred stockholders. No redemption vote has occurred to date. The redemption amount shall be equal to the original issue price per share plus accrued and unpaid dividends at the redemption date. The Predecessor is accreting to additional paid-in-capital the carrying value (gross proceeds, net of stock issuance costs) of the redeemable convertible preferred stock up to its redemption value over the period from the original issue price.

Voting — Each Series B and Series C Holder shall be entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares of redeemable convertible preferred stock could be converted as of the record date. The holders of shares of the preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

Conversion — At the option of the holder thereof, each share of Series B and Series C redeemable convertible preferred stock shall be convertible, at any time or from time to time, into fully paid and non-assessable shares of common stock and are subject to mandatory conversion upon a qualified initial public offering of the Predecessor. The holders of preferred stock are entitled to protective provisions which require the affirmative vote of the holders of at least a majority of the outstanding preferred stock voting as separate classes for certain actions of the Predecessor.

The Predecessor accounts for the preferred stock in accordance with the Security and Exchange Commission’s Accounting Series Release No. 268 Presentation in Financial Statements of “Redeemable Preferred Stocks” (“ASR 268”) and EITF Topic No. D-98, Classification and Measurement of Redeemable Securities (“EITF D-98”).

The redeemable convertible preferred stock has a redemption feature that is outside the control of the Predecessor and, accordingly, is classified outside stockholders’ deficit in the accompanying statement of redeemable convertible preferred stock and stockholders’ deficit.

The Company

As of December 31, 2004, 2005 and 2006, and September 30, 2007 (unaudited), MAKO had redeemable convertible preferred stock outstanding, as follows:

	December 31,			September 30,
	2004	2005	2006	2007
				(Unaudited)

Authorized shares	40,000,000	40,000,000	40,000,000	40,000,000

Outstanding shares:
Series A	4,346,235	4,498,745	4,498,745	4,498,745
Series B	—	15,151,516	15,151,516	15,151,516
Series C	—	—	—	13,513,514

Total outstanding shares	4,346,235	19,650,261	19,650,261	33,163,775

Liquidation amount:
Series A	$4,346,235	$4,498,745	$4,498,745	$4,498,745
Series B	—	20,000,000	20,000,000	20,000,000
Series C	—	—	—	30,000,000

Total liquidation amount	$4,346,235	$24,498,745	$24,498,745	$54,498,745

Cash Proceeds, net of issuance costs Series A	$2,290,698	$145,620	$—	$—
Series B	—	19,881,300	—	—
Series C	—	—	—	29,907,767

Total proceeds, net of issuance costs	$2,290,698	$20,026,920	$—	$29,907,767

Cumulative undeclared accrued dividends Series A	$11,977	$334,590	$681,909	$958,680
Series B	—	561,193	1,822,901	2,819,736
Series C	—	—	—	1,179,760

Total cumulative undeclared accrued dividends	$11,977	$895,783	$2,504,810	$4,958,176

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

In February 2007, the Company issued 13,513,514 shares of Series C redeemable convertible preferred stock at a purchase price of $2.22 per share. Total net proceeds were $29,908,000 and are anticipated to fund operations for at least the next 12 months. The Series C redeemable convertible preferred stock is senior to the Series B and Series A redeemable convertible preferred stock and common stock.

Dividend Rights

The holders of the Company’s Series C, Series B and Series A redeemable convertible preferred stock are entitled to receive cash dividends in preference to the holders of the Company’s common stock, at the rate of $0.13 per share, $0.08 per share and $0.07 per share, respectively, per year of the outstanding original issue price amounts. Such dividends are cumulative whether or not declared by the Company’s Board of Directors. The Company has recorded the cumulative undeclared accrued dividends in the accompanying statements of redeemable convertible preferred stock and stockholders’ deficit with a charge to additional paid-in capital until it was depleted to zero and the excess charged to accumulated deficit. As discussed under Conversion Rights, the cumulative undeclared accrued dividends are not included in the conversion price upon a qualified public offering unless declared and unpaid. No dividends have been declared or paid to date.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, the holders of Series C redeemable convertible preferred stock shall be entitled to an amount equal to the liquidation amount of Series C redeemable convertible preferred stock (which was $2.22 per share) plus an amount equal to any dividends declared but unpaid thereon, if any, in preference to any distribution to holders of Series B redeemable convertible preferred stock, Series A redeemable convertible preferred stock or common stock. If the assets of the Company are insufficient to pay the Series C liquidation preference amounts, the available assets shall be distributed to the holders of Series C redeemable convertible preferred stock ratably in proportion to the preference amounts they would otherwise be entitled to receive.

After the holders of Series C redeemable convertible preferred stock have been paid the amounts to which they shall be entitled, the holders of Series B redeemable convertible preferred stock shall be entitled to an amount equal to the liquidation amount of Series B redeemable convertible preferred stock (which was $1.32 per share) plus an amount equal to any dividends declared but unpaid thereon, if any, in preference to any distribution to Series A or common stock. If the assets of the Company are insufficient to pay the Series B redeemable convertible preferred stock liquidation preference amounts, the available assets shall be distributed to the holders of Series B redeemable convertible preferred stock ratably in proportion to the preference amounts they would otherwise be entitled to receive.

After the holders of Series C redeemable convertible preferred stock and Series B redeemable convertible preferred stock have been paid the amounts to which they shall be entitled, the holders of Series A redeemable convertible preferred stock shall be entitled to an amount equal to the liquidation amount of Series A redeemable convertible preferred stock (which was $1.00 per share) plus an amount equal to any dividends declared but unpaid thereon, if any, in preference to any distribution to common stock. If the assets of the Company are insufficient to pay the Series A redeemable convertible preferred stock liquidation preference amounts, the available assets shall be distributed to the holders of Series A redeemable convertible preferred stock ratably in proportion to the preference amounts they would otherwise be entitled to receive.

After payment of the liquidation preference amounts, any remaining assets of the Company shall be distributed ratably to the holders of the Company’s common stock. The treatment of any particular transaction or series of related transactions as a liquidation event may be waived upon the affirmative vote or written consent of the holders of at least seventy percent (70%), sixty-six and two-thirds percent (66 2/3%) and sixty percent (60%) of the outstanding Series C, Series B and Series A redeemable convertible preferred stockholders, respectively, voting as separate classes (the “Respective Preferred Majority”).

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

Voting Rights

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares of preferred stock could be converted as of the record date. The holders of shares of the preferred stock shall be entitled to vote on all matters on which the common stock shall be entitled to vote. The holders of preferred stock are entitled to protective provisions which require the affirmative vote of the holders of at least a majority of the outstanding preferred stock voting as separate classes for certain actions of the Company.

Conversion Rights

At the option of the holder thereof, each share of preferred stock shall be convertible, at any time or from time to time, into fully paid and non-assessable shares of common stock determined by dividing the applicable original issue price for such series, plus declared and unpaid dividends thereon, by the applicable conversion price for such series.

Each share of preferred stock shall automatically be converted into shares of common stock immediately upon the earlier of (a) anytime upon the affirmative election of the holders of at least the Respective Preferred Majority of the then-outstanding shares of the preferred stock, or (b) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, the public offering price of which is not less than $4.44 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions or recapitalization) and which results in proceeds to the Company of at least $25.0 million. As of December 31, 2005 and 2006, and September 30, 2007 (unaudited), each share of preferred stock would convert into one share of common stock.

In September 2007, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock outstanding at the time of the offering will automatically convert into 33,163,775 shares of common stock.

Redemption Rights

The preferred stock is subject to mandatory redemption, at the option of the holders, on any date after July 1, 2010 upon the affirmative vote of the Respective Preferred Majority of the preferred stockholders. The redemption amount shall be equal to the original issue price per share plus accrued and unpaid dividends at the redemption date. The Company is accreting to additional paid-in-capital the carrying value (gross proceeds, net of stock issuance costs) of the preferred stock up to its redemption value over the period from the original issue price. During the years ended December 31, 2005 and 2006, accretion totaled approximately $257,000 and $267,000, respectively. As of December 31, 2005 and 2006, the unaccreted discount was approximately $1,354,000 and $1,086,000, respectively. During the nine months ended September 30, 2007 (unaudited), accretion totaled approximately $223,000 and as of September 30, 2007 (unaudited), the unaccreted discount was approximately $947,000.

The Company accounts for the preferred stock in accordance with ASR 268 and EITF D-98. The redeemable convertible preferred stock has a redemption feature that is outside the control of the Company and, accordingly, is classified outside stockholders’ deficit in the accompanying balance sheets and statements of redeemable convertible preferred stock and stockholders’ deficit.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

8.	Stockholders’ Deficit

Predecessor

  Common Stock

As of November 11, 2004, the Predecessor is authorized to issue 50,000,000 shares of $0.001 par value common stock. The holder of each share of common stock is entitled to one vote.

Series A Convertible Preferred Stock

As of November 11, 2004, the Predecessor is authorized to issue 8,000,000 shares of Series A convertible preferred stock (the “Series A Stock”). The Series A Stock ranks senior to the Predecessor’s common stock with respect to rights to receive dividends and liquidation preference. The holders of Series A Stock (the “Series A Holders”) are entitled to receive, when and if declared by the Predecessor’s board of directors out of funds legally available, in preference to the holders of the Company’s common stock. The Predecessor has not declared any dividends on Series A preferred stock. The Series A Holders do not have voting rights. The Series A Holders are entitled to receive a liquidation preference, before any distribution to common stock holders, equal to an amount per share equal to the sum of (1) $1.00 per share and (2) any accrued declared but unpaid dividends. The Series A preferred stock is subject to mandatory conversion in the event of (1) an initial public offering of the Predecessor, (2) change in control, or (3) the sale of all or substantially all of the Predecessor’s assets or stock.

The Company

Common Stock

As of December 31, 2006, the Company is authorized to issue 50,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

Under the Company’s 2004 Stock Incentive Plan (see further discussion under Stock Option Plan), the Company has issued shares of common stock under restricted stock purchase agreements to its CEO (see further discussion in Note 4).

In December 2004, the Company issued 575,000 shares of restricted common stock to certain consultants (the “Consultant Restricted Stock”). The Consultant Restricted Stock vests 25% at the date of issuance, 25% on the Company’s closing of its Series B preferred stock financing, 25% upon a certain development milestone and 25% upon a clinical milestone. Upon vesting, the Company recorded consulting expense equal to the estimated fair value of the Company’s common stock on the date of vesting. Consulting expense associated with the vesting of the Consultant Restricted Stock was approximately, $32,000, $60,000, $0, and $0 for the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2007 (unaudited), respectively. As of December 31, 2006 and September 30, 2007 (unaudited), 287,502 shares of the Consultant Restricted Stock were vested.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

As of December 31, 2006, the Company has reserved shares of common stock for the conversion of redeemable convertible preferred stock, the exercise of warrants, and the issuance of options granted under the Company’s stock option plans as follows:

Preferred stock	19,650,261
Warrants to purchase common stock	1,402,085
Stock option plans	5,625,000

26,677,346

As of September, 2007 (unaudited), the Company has reserved shares of common stock for the conversion of redeemable convertible preferred stock, the exercise of warrants, and the issuance of options granted under the Company’s stock option plans as follows:

Preferred stock	33,163,775
Warrants to purchase common stock	1,402,085
Stock option plans	8,575,000

43,140,860

Stock Option Plans

Predecessor

The Predecessor has a Stock Incentive Plan (the “Predecessor Plan”). The Predecessor Plan provided for the granting of incentive stock options and nonqualified stock options to employees, directors, and consultants of the Predecessor to purchase shares of the Predecessor’s common stock at prices determined by the Board of Directors. The option expiration dates were determined at the date of grant, were not to exceed 10 years, and the options generally became exercisable over a three-year period.

Stock option activity for the period from January 1, 2004 through November 11, 2004 was as follows:

	Outstanding Options
		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 1, 2004	2,760,042	$0.53
Options granted	87,500	$0.20
Options forfeited	(376,448)	$0.34

Balance at November 11, 2004	2,471,094	$0.55

The Company

In 2004, the Company’s stockholders approved the 2004 Stock Incentive Plan (the “Plan”). Under the Plan, the Board of Directors is authorized to grant restricted common stock and options to purchase shares of common stock to employees, directors and consultants.

Only employees are eligible to receive incentive stock options. Non-employees may be granted non-qualified options. The Board of Directors has the authority to set the exercise price of all options granted, subject to the exercise price of incentive stock options being no less than 100% of the estimated fair value, as determined by the Board of Directors, of a share of common stock on the date of grant; and no less than 85% of the estimated fair value for a non-qualified stock options, except for an employee or non-employee with options who owns more than 10% of the voting power of all classes of stock of the Company in which case

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

the exercise price shall be no less than 110% of the fair market value per share on the grant date. Options become exercisable as determined by the Board of Directors.

Generally, the Company’s outstanding options vest over four years. However, certain options granted in 2004 vested on the date of grant. Continued vesting typically terminates when the employment or consulting relationship ends.

The maximum term of the options granted to persons who owned at least 10% of the voting power of all outstanding stock on the date of grant is 5 years. The maximum term of all other options is 10 years.

Activity under the Plan is summarized as follows:

		Outstanding Options
			Weighted
	Shares / Options		Average
	Available	Number of	Exercise
	For Grant	Options	Price

Balance at November 12, 2004	—	—	—
Shares reserved at Plan inception	1,825,000	—	—
Options granted	(1,093,540)	1,093,540	$0.22

Balance at December 31, 2004	731,460	1,093,540	$0.22
Shares reserved	3,800,000	—	—
Restricted and unrestricted stock issued	(1,252,250)	—	—
Options granted	(863,250)	863,250	$0.41
Options forfeited	49,200	(49,200)	$0.25

Balance at December 31, 2005	2,465,160	1,907,590	$0.30
Restricted stock issued	(250,000)	—	$—
Options granted	(1,045,000)	1,045,000	$0.42
Options exercised	—	(5,000)	$0.22
Options forfeited	75,300	(75,300)	$0.28

Balance at December 31, 2006	1,245,460	2,872,290	$0.35
Shares reserved	2,950,000	—	$—
Restricted stock issued	(1,000,000)	—	$—
Options granted	(3,035,392)	3,035,392	$2.74
Options exercised	—	(3,958)	$0.42
Options forfeited	82,417	(82,417)	$1.09

Balance at September 30, 2007 (unaudited)	242,485	5,821,307	$1.59

Included in the 2007 option grants in the table above are 1,401,300 options granted at an exercise price of $3.67 per share which are subject to performance conditions based on the achievement of certain future performance metrics. Upon satisfaction of the performance condition, the options will vest ratably over a period of 4 years. Through September 30, 2007, the Company began recognizing compensation expense on 448,863 performance options as both the terms of the performance conditions have been established and it is probable that the performance condition will be satisfied. Once the performance conditions are established and it is probable the performance conditions will be met, the Company will began recognizing compensation expense on the remaining performance options. If the performance conditions are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

In addition to the option grants in the table above, in August 2007, the Company committed to provide the CEO 600,000 incentive stock options upon the completion of an initial public offering (“IPO”) by March 31, 2008 from a pool of newly reserved options created at the time of the IPO. The options will vest over a four year period starting upon the completion of the IPO. The exercise price of the options will equal the fair value of the Company’s common stock on the date of the IPO.

The options outstanding and exercisable, by exercise price, at December 31, 2006 were as follows:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
	of	Contractual	Exercise	of	Contractual	Exercise
Exercise Price	Options	Life (Years)	Price	Options	Life (Years)	Price

$0.22	1,054,040	7.97	$0.22	1,031,707	7.96	$0.22
$0.42	1,810,250	8.99	$0.42	278,271	8.58	$0.42
$0.65	8,000	9.96	$0.65	—	—	$—

	2,872,290	8.62	$0.35	1,309,978	8.09	$0.26

The options outstanding and exercisable, by exercise price, at September 30, 2007 (unaudited) were as follows:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average	Weighted
	Number	Remaining	Average	Number	Remaining	Average
	of	Contractual	Exercise	of	Contractual	Exercise
Exercise Price	Options	Life (Years)	Price	Options	Life (Years)	Price

$0.22	1,046,540	7.22	$0.22	1,037,874	7.22	$0.22
$0.42	1,768,375	8.24	$0.42	768,708	8.15	$0.42
$0.65	10,250	9.25	$0.65	—	—	$—
$0.82	955,000	9.49	$0.82	—	—	$—
$3.19	30,000	9.68	$3.19	—	—	$—
$3.67	2,011,142	9.90	$3.67	—	—	$—

	5,821,307	8.84	$1.59	1,806,582	7.61	$0.31

The weighted average fair values of options granted were $0.15, $0.26, $0.27, and $1.36 per share for the period from November 12, 2004 through December 31, 2004, the years ended 2005 and 2006, and the nine months ended September 30, 2007 (unaudited), respectively. The total intrinsic value of exercisable options at December 31, 2006 and September 30, 2007 (unaudited) is approximately $508,000 and $6,480,000.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

A summary of changes in unvested options in the Company’s stock option plans for the year ended December 31, 2006 and the nine months ended September 30, 2007 (unaudited) is as follows:

		Weighted Average
	Number of	Grant Date Fair
	Options	Value

Nonvested, January 1, 2006	843,250	$0.26
Granted	1,045,000	$0.27
Vested	(294,438)	$0.26
Forfeited	(31,500)	$0.22

Nonvested, December 31, 2006	1,562,312	$0.27
Granted	3,035,392	$1.36
Vested	(496,604)	$0.26
Exercised	(3,958)	$0.27
Forfeited	(82,417)	$0.64

Nonvested, September 30, 2007 (Unaudited)	4,014,725	$1.09

The total fair value of shares vested was approximately $159,000, $0, $79,000, and $130,000 during the period from November 12, 2004 through December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2007 (unaudited), respectively. Included in the 2007 option grants in the table above are 952,437 options issued at an exercise price of $3.67 per share which are subject to performance conditions for which the performance condition has not been established and/or it is not probable that the performance condition will be satisfied as of September 30, 2007. The weighted average fair value of these options will be determined and compensation expense will begin to be recorded once these conditions are satisfied.

The Company utilized the option vesting period for recognizing compensation expense. For the options that vest upon grant, the Company records the entire related compensation expense immediately upon the date of grant. For all other options, the Company records compensation expense on a straight-line basis over the vesting period. As of December 31, 2006, and September 30, 2007 (unaudited), there was total unrecognized compensation cost of approximately $323,000 and $2,863,000, respectively, adjusted for estimated forfeitures, related to non-vested stock-based payments granted to the Company’s employees and non-employee directors. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a weighted average period of 2.05 years and 2.46 years as of December 31, 2006 and September 30, 2007, respectively.

The Company uses the Black-Scholes-Merton pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes-Merton valuation model, based on the following assumptions:

	Period from
	November 12,
	2004 through			Nine Months
	December 31,	Year Ended December 31,		Ended
	2004	2005	2006	September 30, 2007
				(Unaudited)

Risk-free interest rate	3.89%	3.83%-4.59%	4.29%-5.23%	4.50%-5.14%
Expected life (in years)	6.25 years	6.25 years	6.25 years	6.25 years
Expected dividends	—	—	—	—
Expected volatility	69.60%	65.46%-68.31%	59.23%-64.27%	56.24%-60.00%

Risk-Free Interest Rate.  The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Weighted-Average Expected Term.  Under the Plan, the expected term of options granted is determined using the average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms and historical exercise and vesting information used to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Dividend Yield.  The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Volatility.  Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used for the years ended December 31, 2004, 2005 and 2006, and the nine months ended September 30, 2007 (unaudited) is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Forfeitures.  SFAS No. 123(R) also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the accompanying periods.

Warrants

Predecessor

In connection with the issuance of certain term loans in 2003 and 2004, the Predecessor issued warrants to acquire shares of its Series C redeemable preferred stock with an exercise price of $0.90 per share, having a five year term, which resulted in discount of approximately $109,000, of which $79,000 was amortized to interest expense in the period from January 1, 2004 through November 11, 2004. Under the provisions of the term loans, additional Series C redeemable preferred stock warrants were issued in 2004 as a result of not repaying the term loans at their maturity. The value of such additional warrants at issuance totaled approximately $36,000 was included in interest expense in the period from January 1, 2004 through November 11, 2004. As the warrants relate to stock that is classified outside Stockholders’ Deficit, they are recorded as a component of redeemable convertible preferred stock and marked to market through the statement of operations at each reporting period. For the period January 1, 2004 through November 11, 2004,

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

other non-operating expense of approximately $110,000 was recorded relating to the change in estimated fair value of such warrants. The warrants were valued using the Black-Scholes-Merton model with a risk free interest rate ranging from 2.8% to 3.8%, a term of five years and a 60% volatility factor. The fair value of the underlying shares was estimated by management. As of November 11, 2004, warrants for approximately 4,402,000 Series C redeemable convertible preferred shares were outstanding and exercisable, and none have been exercised.

The Company

In December 2004, in connection with the issuance of the Series A redeemable convertible preferred stock to third parties, the Company issued at the purchase price of $0.01 per share warrants to purchase 825,000 shares of common stock. In addition, the Company issued 577,085 warrants to Z-KAT as previously discussed in Note 4. The warrants are immediately exercisable at an exercise price of $0.99 per share, with the exercise period expiring in December 2014. The value of such warrants at issuance totaled approximately $99,000 and was recorded as a discount to the Series A preferred stock. The warrants were valued using the Black-Scholes-Merton model with a risk free interest rate of 3.9%, a term of ten years and a 69.55% volatility factor. The fair value of the underlying shares was estimated by management. As of December 30, 2006, and September 30, 2007 (unaudited) all the warrants were outstanding and exercisable, and none have been exercised.

9.	Income taxes

Predecessor

The Predecessor accounts for income taxes under SFAS Statement No. 109, “Accounting for Income Taxes (SFAS 109). Deferred income taxes and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No current or deferred income taxes were recorded in the period from January 1, 2004 through November 11, 2004 as the Predecessor’s income tax benefits were fully offset by a corresponding increase to the valuation allowance against its net deferred income tax assets. The Predecessor’s valuation allowance increased approximately $1,700,000 from approximately $8,200,000 on January 1, 2004 to approximately $9,900,000 on November 11, 2004.

The Company

The Company accounts for income taxes under SFAS 109. Deferred income taxes and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No current or deferred income taxes were recorded for the period from November 12, 2004 to December 31, 2004, the years ended December 31, 2005 and 2006, and the nine months ended September 30, 2006 and 2007 (unaudited), as the Company’s income tax benefits were fully offset by a corresponding increase to the valuation allowance against its net deferred income tax assets.

At December 31, 2005 and 2006, the Company has federal and state net operating loss carryforwards of approximately $5,900,000 and $14,500,000, respectively, available to offset future taxable income. These net operating loss carryforwards will expire in varying amounts from 2019 through 2021.

The Tax Reform Act of 1986 limits the annual utilization of net operating loss and tax credit carryforwards, following an ownership change of the Company. Should the Company undergo such an

MAKO SURGICAL CORP.

Notes to Financial Statements — (Continued)

ownership change, it is probable that there will be limitations placed on the amount of net operating loss carryforwards available for use in future years.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	December 31,
	2005	2006

Deferred tax assets:
Accrued salaries	$3,042	$190,468
Amortization	—	116,371
Deferred revenue	—	270,025
Net operating loss carryforwards	2,273,627	5,587,028
Other	6,436	202,939

Deferred tax assets	2,283,105	6,366,831
Less valuation allowance	(2,274,375)	(6,285,689)

Net deferred tax assets	8,730	81,142

Deferred costs	—	(81,142)
Other deferred tax liabilities	(8,730)	—

Total deferred tax liabilities	(8,730)	(81,142)

Total net deferred tax assets	$—	$—

Due to uncertainty surrounding realization of the deferred tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred tax assets. The valuation allowance increased approximately by $340,000, $1,934,000 and $4,011,000 during the period from November 12, 2004 through December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. If it is determined in the future that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 effective January 1, 2007. At the date of adoption of FIN 48, the Company had no unrecognized tax benefits and expected no significant changes in unrecognized tax benefits in the next 12 months. The adoption of this statement did not result in a cumulative accounting adjustment and did not impact the financial position, results of operations or cash flows. In accordance with FIN 48, paragraph 19, the Company has decided to classify any interest and penalties as a component of tax expense. To date, there have been no interest or penalties charged to us in relation to the underpayment of income taxes. The Company’s primary tax jurisdictions are the United States, Florida, California, Rhode Island, Ohio, and Tennessee. The tax years from 2004 through 2006 remain open and are subject to examination by the appropriate governmental agencies.

MAKOplasty TM — A Restorative Surgical Solution For Early to Mid-Stage Osteoarthritic Knee Disease. Restoring Quality of Life Through Innovation SM

Through and including          , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

MAKO Surgical Corp.

Common Stock

PROSPECTUS

JPMorgan	Morgan Stanley

Cowen and Company	Wachovia Securities

          , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market filing fee.

Amount to be
Paid

SEC registration fee	$
NASD filing fee
Nasdaq Global Market filing fee
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

Item 14.	Indemnification of Directors and Officers

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our third amended and restated certificate of incorporation and third amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit,

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

•	unlawful payment of dividends or redemption of shares, or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our third amended and restated certificate of incorporation includes such a provision.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we intend to enter into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of MAKO Surgical Corp. or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We will have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since the Registrant’s inception through November 1, 2007 and does not give effect to the one-for-     reverse split of the Registrant’s common stock and preferred stock to be effected prior to the effectiveness of this offering:

•	Since inception through November 1, 2007, the Registrant has granted stock options to purchase 6,037,182 shares of common stock and 2,500,250 shares of restricted stock awards to employees, consultants and directors under its 2004 Stock Incentive Plan, which makes available an aggregate of 8,575,000 shares of common stock. Of the options covering 6,037,182 shares of common stock, options covering 206,917 shares have been cancelled without being exercised, 8,958 have been exercised and 5,821,307 remain outstanding. The issuance of these options was exempt from registration under Section 4(2) of the Securities Act, as a sale not involving a public offering, and pursuant to Rule 701 under the Securities Act.

•	In December 2004, the Registrant issued an aggregate of 431,250 shares of restricted common stock to Dr. Dana Mears in exchange for the contribution of intellectual property and other assets. This transaction was exempt from registration under Section 4(2) of the Securities Act.

•	In December 2004, the Registrant issued an aggregate of 143,750 shares of restricted common stock to Dr. Alastair Clemon in exchange for the contribution of intellectual property and other assets. This transaction was exempt from registration under Section 4(2) of the Securities Act.

•	In November 2004, the Registrant issued an aggregate of 100 shares of its common stock to Z-KAT for cash consideration of $1.00 per share in connection with the formation of the Company. These transactions were exempt from registration under Section 4(2) of the Securities Act.

•	In December 2004, the Registrant issued an aggregate of 4,271,900 shares of its common stock, 1,998,745 shares of its Series A redeemable convertible preferred stock and 577,085 warrants to purchase common stock to Z-KAT in exchange for the contribution of intellectual property and other assets. The warrants are immediately exercisable at an exercise price of $0.99 per share and will expire ten years after the date of issuance. Pursuant to an exchange agreement between us, Z-KAT and certain creditors of Z-KAT, Z-KAT transferred the warrants for our common stock and a certain portion of the transferred Series A redeemable convertible preferred stock to the creditors in exchange for such creditors’ cancellation of outstanding debt. These transactions were exempt from registration under Section 4(2) of the Securities Act.

•	In December 2004, the Registrant issued an aggregate of 2,500,000 shares of its Series A redeemable convertible preferred stock to 27 purchasers, at $1.00 per share and 825,000 warrants to purchase common stock at a purchase price of $0.01 per warrant, for an aggregate purchase price of approximately $2.5 million in a private placement. The warrants are immediately exercisable at an exercise price of $0.99 per share and will expire ten years after the date of issuance. These transactions were exempt from registration under Section 4(2) of the Securities Act. Upon completion of this offering, these shares of preferred stock will automatically convert into shares of common stock.

•	In July 2005, the Registrant issued an aggregate of 15,151,516 shares of its Series B redeemable convertible preferred stock to 47 purchasers, at $1.32 per share, for an aggregate purchase price of approximately $20 million in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act. Upon completion of this offering, these shares of preferred stock will automatically convert into shares of common stock.

•	In February 2007, the Registrant issued an aggregate of 13,513,514 shares of its Series C redeemable convertible preferred stock to 47 purchasers, at $2.22 per share, for an aggregate purchase price of approximately $30 million in a private placement. These transactions were exempt from registration under Section 4(2) of the Securities Act. Upon completion of this offering, these shares of preferred stock will automatically convert into shares of common stock.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number	Description of Document

1.1*	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Certificate of Incorporation of the Registrant, dated February 5, 2007, currently in effect.
3.2*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3.3**	Second Amended and Restated Bylaws of the Registrant, currently in effect.
3.4*	Form of Third Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1	Reference is made to exhibits 3.1 through 3.4.

Exhibit
Number	Description of Document

4.2*	Specimen Common Stock Certificate.
4.3**	Form of Warrant to purchase shares of Common Stock.
4.4**	Second Amended and Restated Stockholders Agreement, dated February 6, 2007, between the Registrant and certain of its stockholders.
4.5**	Amendment to Stockholders Agreement, dated March 5, 2007, between the Registrant and certain of its stockholders.
4.6**	Second Amended and Restated Registration Rights Agreement, dated February 6, 2007, between the Registrant and certain of its stockholders.
5.1*	Opinion of Hogan & Hartson LLP
10.1*	Form of Indemnity Agreement for Directors and Executive Officers.
10.2+**	2004 Stock Incentive Plan and forms of agreements related thereto.
10.3+*	2007 Omnibus Incentive Plan and forms of agreements related thereto.
10.4+*	2007 Employee Stock Purchase Plan and forms of agreements related thereto.
10.5+	Amended Employment Agreement, dated as of November 12, 2007, by and between Registrant and Maurice R. Ferré, M.D.
10.6+**	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Fritz L. LaPorte.
10.7+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Fritz L. LaPorte.
10.8+**	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Rony Abovitz.
10.9+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Rony Abovitz.
10.10+**	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Menashe R. Frank.
10.11+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Menashe R. Frank.
10.12+**	Employment Agreement, dated as of May 15, 2006, by and between Registrant and Steven J. Nunes.
10.13+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Steven J. Nunes.
10.14#**	Consulting Agreement, by and between Registrant and Thomas M. Coon, M.D., dated as of April 6, 2007.
10.15#**	Consulting Agreement, by and between Registrant and Martin W. Roche, M.D., dated August 12, 2005.
10.16#**	Amendment to Consulting Agreement, by and between Registrant and Martin W. Roche, M.D., dated as of July 6, 2007.
10.17#	Development Agreement, by and between Registrant and Martin W. Roche, M.D., dated as of July 6, 2007.
10.18#	License Agreement, dated December 17, 2004, by and between Registrant and Z-KAT, Inc.
10.19**	Asset Contribution Agreement, dated December 17, 2004, by and between Registrant and Z-KAT, Inc.
10.20#	Addendum to Asset Contribution Agreement, dated December 28, 2006, by and between Registrant and Z-KAT, Inc.
10.21	Amendment to Addendum to Asset Contribution Agreement, dated April 28, 2007, by and between Registrant and Z-KAT, Inc.
10.22#	License Agreement, by and between Registrant, International Business Machines Corporation and Z-KAT, Inc., dated as of March 29, 2006.

Exhibit
Number	Description of Document

10.23#	License Agreement, by and between Registrant and Integrated Surgical Systems, Inc., dated September 1, 2005.
10.24#	Sublicense Agreement, by and between Registrant and SensAble Technologies, Inc., dated as of May 24, 2006, as amended and supplemented by that certain letter dated May 23, 2007 from SensAble Technologies, Inc. and by that certain letter dated May 23, 2007 from Registrant.
10.25#**	Research Agreement, by and between Registrant and University of Florida Board of Trustees, dated as of February 10, 2005.
10.26#**	Amendment to Research Agreement, by and between Registrant and the University of Florida Board of Trustees, dated as of August 15, 2007.
10.27#**	Exclusive License Agreement, by and between Registrant and University of Florida Research Foundation, dated August 15, 2007.
10.28#**	Supply Agreement, by and between Registrant and Trigon Incorporated, dated as of September 13, 2005.
10.29	License Agreement, by and between Registrant and Trigon Incorporated, dated September 14, 2005.
10.30#**	Supply Agreement, by and between Registrant and Encore Medical, L.P., dated as of February 28, 2007.
10.31#	License Agreement, by and between Registrant and Encore Medical, L.P., dated as of December 14, 2006.
10.32#**	Manufacturing Supply Agreement, by and between Registrant and Symmetry Medical, dated as of July 26, 2007.
10.33**	Letter of Agreement, by and between Registrant and The Anspach Effort, Inc., dated as of July 6, 2007.
10.34**	Multi-Tenant Lease, by and between Registrant and Westport Business Park Associates LLP, last dated January 31, 2006.
23.1	Consent of Ernst & Young LLP, Independent Public Registered Accounting Firm.
23.2	Consent of Hogan & Hartson LLP (included in Exhibit 5.1).
23.3	Consent of Taylor Consulting Group, Inc.
24.1**	Power of Attorney (included in the signature page hereto).

*	To be filed by amendment.

**	Previously Filed.

+	Indicates management contract or compensatory plan.

#	Portions of the exhibit have been ommitted pursuant to a request for confidential treatment. The omitted information has been filed separately with the Securities and Exchange Commission.

(b)	Financial statement schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering therof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida, on the 14th of November, 2007.

MAKO SURGICAL CORP.

By:	/s/ Maurice R. Ferré
Maurice R. Ferré
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Maurice R. Ferré Maurice R. Ferré, M.D.	Chief Executive Officer, President and Chairman of the Board	November 14, 2007

/s/ Fritz L. LaPorte Fritz L. LaPorte	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer	November 14, 2007

* S. Morry Blumenfeld, Ph.D.	Director	November 14, 2007

* Gerald A. Brunk	Director	November 14, 2007

* Marcelo G. Chao	Director	November 14, 2007

* Christopher C. Dewey	Director	November 14, 2007

* Charlie W. Federico	Director	November 14, 2007

* Frederic H. Moll, M.D.	Director	November 14, 2007

Signature		Title	Date

* Michael P. Stansky		Director	November 14, 2007

*By:	/s/ Maurice R. Ferré Maurice R. Ferré Attorney-in-fact

*By:	/s/ Fritz L. LaPorte Fritz L. LaPorte Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement.
3	.1**	Second Amended and Restated Certificate of Incorporation of the Registrant, dated February 5, 2007, currently in effect.
3	.2*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant to be effective upon completion of this offering.
3	.3**	Second Amended and Restated Bylaws of the Registrant, currently in effect.
3	.4*	Form of Third Amended and Restated Bylaws of the Registrant to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4	.2*	Specimen Common Stock Certificate.
4	.3**	Form of Warrant to purchase shares of Common Stock.
4	.4**	Second Amended and Restated Stockholders Agreement, dated February 6, 2007, between the Registrant and certain of its stockholders.
4	.5**	Amendment to Stockholders Agreement, dated March 5, 2007, between the Registrant and certain of its stockholders.
4	.6**	Second Amended and Restated Registration Rights Agreement, dated February 6, 2007, between the Registrant and certain of its stockholders.
5	.1*	Opinion of Hogan & Hartson LLP
10	.1*	Form of Indemnity Agreement for Directors and Executive Officers.
10	.2+**	2004 Stock Incentive Plan and forms of agreements related thereto.
10	.3+*	2007 Omnibus Incentive Plan and forms of agreements related thereto.
10	.4+*	2007 Employee Stock Purchase Plan and forms of agreements related thereto.
10	.5+	Amended Employment Agreement, dated as of November 12, 2007, by and between Registrant and Maurice R. Ferré, M.D.
10	.6+**	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Fritz L. LaPorte.
10	.7+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Fritz L. LaPorte.
10	.8+**	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Rony Abovitz.
10	.9+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Rony Abovitz.
10	.10+**	Employment Agreement, dated as of January 1, 2005, by and between Registrant and Menashe R. Frank.
10	.11+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Menashe R. Frank.
10	.12+**	Employment Agreement, dated as of May 15, 2006, by and between Registrant and Steven J. Nunes.
10	.13+**	Amendment to Employment Agreement, dated as of February 5, 2007, by and between Registrant and Steven J. Nunes.
10	.14#**	Consulting Agreement, by and between Registrant and Thomas M. Coon, M.D., dated as of April 6, 2007.
10	.15#**	Consulting Agreement, by and between Registrant and Martin W. Roche, M.D., dated August 12, 2005.
10	.16#**	Amendment to Consulting Agreement, by and between Registrant and Martin W. Roche, M.D., dated as of July 6, 2007.
10	.17#	Development Agreement, by and between Registrant and Martin W. Roche, M.D., dated as of July 6, 2007.

Exhibit
Number		Description of Document

10	.18#	License Agreement, dated December 17, 2004, by and between Registrant and Z-KAT, Inc.
10	.19**	Asset Contribution Agreement, dated December 17, 2004, by and between Registrant and Z-KAT, Inc.
10	.20#	Addendum to Asset Contribution Agreement, dated December 28, 2006, by and between Registrant and Z-KAT, Inc.
10.21		Amendment to Addendum to Asset Contribution Agreement, dated April 28, 2007, by and between Registrant and Z-KAT, Inc.
10	.22#	License Agreement, by and between Registrant, International Business Machines Corporation and Z-KAT, Inc., dated as of March 29, 2006.
10	.23#	License Agreement, by and between Registrant and Integrated Surgical Systems, Inc., dated September 1, 2005.
10	.24#	Sublicense Agreement, by and between Registrant and SensAble Technologies, Inc., dated as of May 24, 2006, as amended and supplemented by that certain letter dated May 23, 2007 from SensAble Technologies, Inc. and by that certain letter dated May 23, 2007 from Registrant.
10	.25#**	Research Agreement, by and between Registrant and University of Florida Board of Trustees, dated as of February 10, 2005.
10	.26#**	Amendment to Research Agreement, by and between Registrant and the University of Florida Board of Trustees, dated as of August 15, 2007.
10	.27#**	Exclusive License Agreement, by and between Registrant and University of Florida Research Foundation, dated August 15, 2007.
10	.28#**	Supply Agreement, by and between Registrant and Trigon Incorporated, dated as of September 13, 2005.
10.29		License Agreement, by and between Registrant and Trigon Incorporated, dated September 14, 2005.
10	.30#**	Supply Agreement, by and between Registrant and Encore Medical, L.P., dated as of February 28, 2007.
10	.31#	License Agreement, by and between Registrant and Encore Medical, L.P., dated as of December 14, 2006.
10	.32#**	Manufacturing Supply Agreement, by and between Registrant and Symmetry Medical, dated as of July 26, 2007.
10	.33**	Letter of Agreement, by and between Registrant and The Anspach Effort, Inc., dated as of July 6, 2007.
10	.34**	Multi-Tenant Lease, by and between Registrant and Westport Business Park Associates LLP, last dated January 31, 2006.
23.1		Consent of Ernst & Young LLP, Independent Public Registered Accounting Firm.
23.2		Consent of Hogan & Hartson LLP (included in Exhibit 5.1).
23.3		Consent of Taylor Consulting Group, Inc.
24	.1**	Power of Attorney (included in the signature page hereto)

*	To be filed by amendment.

**	Previously Filed.

+	Indicates management contract or compensatory plan.

#	Portions of the exhibit have been ommitted pursuant to a request for confidential treatment. The omitted information has been filed separately with the Securities and Exchange Commission.